Form 10-K, Exhibit 13
period 1995-12-31
COMPUTER HORIZONS CORP
filed 1996-03-29
CIK 23019

Computer Horizons Corp. and Subsidiaries

                                         SELECTED FINANCIAL DATA

                                                              Year Ended December 31,
                                          1991         1992          1993          1994          1995
--------------------------------------------------------------------------------------------------------
                                                  (dollars in thousands, except per share data)
Summary Income Statement
Revenues                                 $94,543      $102,206      $121,550      $152,192      $200,050
  Direct costs                            68,098        74,200        87,800       108,189       140,344
  Selling, administrative
      and general                         21,668        23,536        26,256        32,992        42,131
Income from operations                     4,777         4,470         7,494        11,011        17,575
  Interest expense--net                     (693)         (578)         (584)         (638)         (365)
  Equity in net earnings of
    joint venture                                                                                    361
Income before income taxes                 4,084         3,892         6,910        10,373        17,571
  Income taxes                             1,818         1,866         3,206         4,687         7,664
--------------------------------------------------------------------------------------------------------
Net Income                               $ 2,266       $ 2,026       $ 3,704       $ 5,686       $ 9,907
========================================================================================================
Earnings per share:
  Primary                                  $0.17         $0.15         $0.25         $0.40         $0.64
========================================================================================================
  Fully diluted                            $0.17         $0.15         $0.24         $0.40         $0.63
========================================================================================================
Weighted average number of
 shares outstanding:
  Primary                             13,203,000    13,624,000    14,994,000    14,258,000    15,576,000
========================================================================================================
  Fully diluted                       13,241,000    13,844,000    15,496,000    14,301,000    15,657,000
========================================================================================================

                                   SELECTED FINANCIAL DATA (Continued)

                                                              Year Ended December 31,
                                          1991         1992          1993          1994          1995
--------------------------------------------------------------------------------------------------------
                                                  (dollars in thousands, except per share data)
Analysis (%)
Revenues                                   100.0%        100.0%        100.0%        100.0%        100.0%
  Gross margin                              28.0%         27.4%         27.8%         28.9%         29.8%
  Selling, administrative
    and general                             22.9%         23.0%         21.6%         21.7%         21.1%
Income from operations                       5.1%          4.4%          6.2%          7.2%          8.8%
  Interest expense--net                     -0.7%         -0.6%         -0.5%         -0.4%         -0.2%
  Equity in net earnings of
    joint venture                                                                                    0.2%
Income before income taxes                   4.3%          3.8%          5.7%          6.8%          8.8%
  Income taxes                               1.9%          1.8%          2.6%          3.1%          3.8%

Net Income                                   2.4%          2.0%          3.0%          3.7%          5.0%

Revenue growth YOY                          -4.9%          8.1%         18.9%         25.2%         31.4%
Net income growth YOY                      -32.0%        -10.6%         82.8%         53.5%         74.2%
Return on equity, average                   11.1%          8.3%         14.1%         20.5%         23.5%
Effective tax rate                          44.5%         47.9%         46.4%         45.2%         43.6%

At year-end
Total assets                              $37,220      $ 41,249      $ 40,600      $ 49,150      $ 76,037
Working capital                            18,972        20,317        17,531        20,484        38,894
Long-term debt                              8,572         7,144         5,843         4,288         3,299
Shareholders' equity                       21,711        26,856        25,689        29,917        54,267

Stock price                                 $2.03         $1.96         $3.48         $6.00        $25.33
P/E multiple                                   12            13            14            15            39

Employees*                                  1,251         1,414         1,603         2,150         2,511
Clients (during year)*                        395           402           458           455           462
Offices (worldwide)                            25            29            30            33            39
===========================================================================================================================
*Does not include Birla Horizons International.

Computer Horizons Corp. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations


Results of Operations

The following table sets forth (i) certain income and expense items expressed as a percentage of the Company's consolidated revenues and (ii) the percentage increase in the amount of such items in 1995 compared to 1994:

                                                          Year Ended December 31,              Percentage
                                                     ----------------------------------         Increase
                                                       1993          1994         1995          1995/1994
                                                     -----------------------------------------------------
Revenues                                              100.0%       100.0%        100.0%            31.4%
Direct costs                                           72.2%        71.1%         70.2%            29.7%
Selling, administrative and general                    21.6%        21.7%         21.1%            27.7%
Income from operations                                  6.2%         7.2%          8.8%            59.6%
Interest expense, net                                  -0.5%        -0.4%         -0.2%           -42.8%
Equity in net earnings of joint venture                                            0.2%           100.0%
Income before income taxes                              5.7%         6.8%          8.8%            69.4%
Income taxes                                            2.6%         3.1%          3.8%            63.5%
Net income                                              3.0%         3.7%          5.0%            74.2%

Revenues

Consolidated revenues in 1995 increased by 31% compared to 1994, and in 1994 consolidated revenues increased by 25% compared to 1993. The increase in 1995 was attributable to increased solutions business and improved pricing applicable thereto. In 1994, the increase was attributable equally to the expansion of the Company's professional software personnel services business and the continued development of its solutions business.

The Company provides its services primarily to businesses in five principal Standard Industrial Classification Code sectors. In 1995, the largest portion of the Company's consolidated revenues was derived from financial services clients, 29% in 1995 and 26% in both 1994 and 1993. In dollars, such revenues were $57.0, $39.9 and $31.5 million in 1995, 1994 and 1993, respectively. Financial services clients represent those in insurance, brokerage, banking and non-depository credit institutions.

Telecommunications/utilities clients represented 25% of the Company consolidated revenues in 1995, 23% in 1994 and 24% in 1993. In dollars, the 1995, 1994 and 1993 amounts were $51.3, $35.0 and $28.8 million, respectively.

Consolidated revenues derived from manufacturing sector clients were 24% of Company revenues in 1995 and 28% in both 1994 and 1993. In dollars, these
amounts  were  $48.8,   $42.9  and  $34.1  million  in  1995,   1994  and  1993,
respectively. Revenues were broad-based within this sector, with particular emphasis in transportation, petroleum refining and chemical/allied products manufacturing.

For 1995, 1994 and 1993, the Company's services sector, which includes business services and computer processing services, contributed revenues of $23.0, $22.5 and $16.3 million or 12%, 15% and 13%, respectively, of the Company's consolidated revenues.

Wholesale/retail trade clients recognized significantly increased revenues in 1995 of $20.1 million as compared to $11.9 and $10.9 million in 1994 and 1993, respectively, representing 10%, 8% and 9% of the Company's consolidated revenues.

Direct Costs

Direct costs as a percentage of consolidated revenues were 70.2%, 71.1% and 72.2% for 1995, 1994 and 1993, respectively. The improvements are attributable to the Company's continued implementation of tighter controls over pricing, wages, costs and benefits, and in 1995, improved pricing from our solutions business.

Selling, Administrative and General

Selling, administrative and general expenses have improved as a percentage of consolidated revenues in 1995 as compared to 1994 and remained essentially stable as a percentage of consolidated revenues in 1994 as compared to 1993:
21.1%, 21.7% and 21.6% for 1995, 1994 and 1993, respectively. In dollars they were $42.1, $33.0 and $26.3 million, respectively, for these years.

Profitability

Consolidated income from operations was $17.6 million in 1995, compared to $11.0 million in 1994 and $7.5 million in 1993. As a percentage of consolidated revenues, income from operations was 8.8%, 7.2% and 6.2% for 1995, 1994 and 1993, respectively. The gains are attributable to increased revenues, improved gross margins and containment of selling, administrative and general expenses. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as payroll costs.

Consolidated net income for 1995 was $9.9 million, or $.64 per share, compared with $5.7 million, or $.40 per share in 1994 and $3.7 million, or $.25 per share, in 1993. The Company's effective tax rate for Federal, state and local income taxes was 43.6%, 45.2% and 46.4% for 1995, 1994 and 1993, respectively. After accounting for non-tax benefited charges such as goodwill amortization and certain travel and entertainment deduction limitations, the Company's standard marginal income tax rate for these periods was approximately 42%.

Liquidity and Capital Resources

At December 31, 1995, the Company had a current ratio of 3.2 to 1, cash and cash equivalents of $9.2 million and available bank lines of credit of $25.0 million. In 1995, the Company had a maximum amount of $7.2 million outstanding under its lines of credit. On June 7, 1995, the Company sold 1,140,000 shares of its common stock (1,710,000 shares after the three-for-two stock split declared on December 12, 1995) in a public offering generating approximately $13.3 million in cash. These proceeds were used to repay outstanding indebtedness and provide the Company with additional working capital. There were no borrowings under the Company's lines of credit during the second half of 1995 and there were no outstanding borrowings at December 31, 1995. During 1995, the average outstanding amount under the Company's lines of credit was $1.7 million and the weighted average interest rate approximated 7%. Borrowings were used to finance the growth in accounts receivable resulting from increased revenues and the effect of normal year-end purchase order expirations and resultant payment delays. During 1994, the average outstanding amount under the lines of credit was $1.1 million and the weighted average interest rate was 6.7%. In 1994, the borrowings were also used to finance the repurchase of shares of common stock for approximately $2.8 million from the Company's former Vice Chairman and Executive Vice President, who retired effective February 15, 1995.

The Company's long-term debt consists of notes issued to financial institutions in the outstanding principal amount of $4.3 million as of December 31, 1995, payable in installments of $1.4 million on April 15th of each year through 1998, bearing interest at the rate of 9.55% per annum; and notes issued to the four former shareholders of Unified Systems Solutions in the outstanding amount of $1.4 million as of December 31, 1995, $1.0 million payable on April 1, 1996 and $0.4 million payable on April 1, 1997, with 8.75% imputed interest.

The Company believes that its lines of credit and internally generated funds will permit it to continue to meet its working capital obligations at least through 1996.

[GRAPHIC -- COMPANY LOGO]
Grant Thornton LLP
--------------------------------------------------------------------------------
Report of Independent Certified Public Accountants


Board of Directors and Shareholders
Computer Horizons Corp.


We have audited the accompanying consolidated balance sheets of Computer Horizons Corp. and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Computer Horizons Corp. and Subsidiaries as of December 31, 1994 and 1995 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/GRANT THORNTON LLP

GRANT THORNTON LLP

Parsippany, New Jersey
January 26, 1996

                                    CONSOLIDATED STATEMENTS OF INCOME


                                                                      Year Ended December 31,
                                                             1993              1994               1995
--------------------------------------------------------------------------------------------------------
                                                                (in thousands, except per share data)
Revenues (Note 9)                                          $121,550         $ 152,192          $ 200,050
--------------------------------------------------------------------------------------------------------
Costs and expenses:
   Direct costs                                               87,800          108,189            140,344
   Selling, administrative and general                        26,256           32,992             42,131
--------------------------------------------------------------------------------------------------------
                                                             114,056          141,181            182,475
--------------------------------------------------------------------------------------------------------
Income from operations                                         7,494           11,011             17,575
--------------------------------------------------------------------------------------------------------
Other income (expense):
   Interest income                                               235               53                266
   Interest expense                                             (819)            (691)              (631)
   Equity in net earnings of joint venture (Note 3)                                                  361
--------------------------------------------------------------------------------------------------------
                                                                (584)            (638)                (4)
--------------------------------------------------------------------------------------------------------
Income before income taxes                                     6,910           10,373             17,571
--------------------------------------------------------------------------------------------------------
Income taxes (Notes 1 and 6):
   Current                                                     3,116            5,044              8,138
   Deferred                                                       90             (357)              (474)
--------------------------------------------------------------------------------------------------------
                                                               3,206            4,687              7,664
--------------------------------------------------------------------------------------------------------
Net Income                                                $    3,704         $  5,686          $   9,907
========================================================================================================
Earnings per share:
   Primary                                                      $.25             $.40               $.64
========================================================================================================
   Fully diluted                                                $.24             $.40               $.63
========================================================================================================
Weighted average number of shares outstanding:
   Primary                                              14,994,000         14,258,000         15,576,000
========================================================================================================
   Fully diluted                                        15,496,000         14,301,000         15,657,000
========================================================================================================
The accompanying notes are an integral part of these statements.

                                           CONSOLIDATED BALANCE SHEETS

                                                                                             December 31,
                                                                                        1994               1995
----------------------------------------------------------------------------------------------------------------
                                                                                             (in thousands)
Assets         Current assets:
                  Cash and cash equivalents                                           $ 2,278              9,166
                  Accounts receivable, net of allowance for doubtful
                    accounts of $566,000 and $840,000 at December 31, 1994
                    and 1995, respectively                                             30,636             44,729
                  Deferred income tax benefit (Note 6)                                    771              1,245
                  Other                                                                 1,108              1,618
----------------------------------------------------------------------------------------------------------------
                        Total current assets                                           34,793             56,758
----------------------------------------------------------------------------------------------------------------



               Property and equipment:
                  Furniture, equipment and other                                        5,983              7,454
                  Less accumulated depreciation                                         3,348              4,031
----------------------------------------------------------------------------------------------------------------
                                                                                        2,635              3,423
----------------------------------------------------------------------------------------------------------------



               Other assets - net:
                  Goodwill (Note 1)                                                    11,065             13,526
                  Other (Note 3)                                                          657              2,330
----------------------------------------------------------------------------------------------------------------
                                                                                       11,722             15,856
----------------------------------------------------------------------------------------------------------------
                        Total Assets                                                  $49,150            $76,037
================================================================================================================
The accompanying notes are an integral part of these statements.

                                                                                                                December 31,
                                                                                                           1994              1995
----------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

               Current liabilities:
                  Notes payable - banks                                               $ 3,200         $       --
                  Current portion of long-term debt (Note 4)                            1,556              2,385
                  Accrued payroll, payroll taxes and benefits                           7,305             10,812
                  Accounts payable                                                        560              1,746
                  Income taxes payable                                                    880              1,535
                  Other accrued expenses                                                  808              1,386
----------------------------------------------------------------------------------------------------------------
                        Total current liabilities                                      14,309             17,864
----------------------------------------------------------------------------------------------------------------
               Long-term debt (Note 4)                                                  4,288              3,299
----------------------------------------------------------------------------------------------------------------
               Other liabilities                                                          636                607
----------------------------------------------------------------------------------------------------------------
               Commitments (Note 8)
----------------------------------------------------------------------------------------------------------------



               Shareholders' equity:
                  Preferred   stock,   $.10  par;   authorized   and
                     unissued,   200,000  shares,  including  50,000
                     Series A
                  Common stock, $.10 par; authorized, 30,000,000
                     shares; issued 15,180,443 shares and 17,407,514
                     shares at December 31, 1994 and 1995, respectively                 1,518              1,741
                  Additional paid-in capital                                           13,196             27,416
                  Retained earnings                                                    29,851             39,758
----------------------------------------------------------------------------------------------------------------
                                                                                       44,565             68,915
                  Less shares held in treasury, at cost; 1,786,883 shares
                     at December 31, 1994 and 1995                                     14,648             14,648
----------------------------------------------------------------------------------------------------------------
                        Total shareholders' equity                                     29,917             54,267
----------------------------------------------------------------------------------------------------------------
                        Total Liabilities and Shareholders' Equity                    $49,150            $76,037
================================================================================================================

                                           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                  Common stock        Additional                      Treasury stock        Notes
                                              ---------------------     paid-in      Retained      -------------------   receivable,
                                              Shares         Amount     capital      earnings      Shares       Amount    officers
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1993, 1994 and 1995                                      (dollars in thousands)
 Balance, January 1, 1993                     3,720,374        $372     $11,273       $20,461       837,578    $  4,621       $629
   Three-for-two stock split
     declared March 1993                      1,441,398         144        (144)
   Stock options exercised                      204,500          21       1,026
   Purchases of treasury stock                                                                      599,700       5,918
   Net income for the year                                                              3,704
------------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1993                   5,366,272         537      12,155        24,165     1,437,278      10,539        629
   Three-for-two stock split
     declared February 1994                   1,964,497         196        (196)
   Stock options exercised                      408,807          41       1,981
   Purchases of treasury stock                                                                      349,605       4,109
   Repayment of notes
     receivable, officers                                                                                                     (629)
   Net income for the year                                                              5,686
------------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1994                   7,739,576         774      13,940        29,851     1,786,883      14,648         --
   Three-for-two stock split
     declared:
       April 1995                             3,002,998         300        (300)
       December 1995                          5,206,877         521        (521)
   Stock options exercised                      318,063          32       1,138
   Sale of common  stock,
     net of expenses                          1,140,000         114      13,159
   Net income for the year                                                              9,907
------------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1995                  17,407,514      $1,741    $ 27,416       $39,758     1,786,883    $  14,648       $--
====================================================================================================================================
The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                            Year Ended December 31,
                                                                         1993         1994        1995
--------------------------------------------------------------------------------------------------------
                                                                                 (in thousands)
Cash flows from operating activities
   Net income                                                          $ 3,704     $  5,686     $  9,907
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Deferred taxes                                                       90         (357)        (474)
       Depreciation                                                        693          754          683
       Amortization of intangibles                                         521          568          505
   Changes in assets and liabilities, net of acquisitions:
     (Increase) decrease in accounts receivable                         (3,564)      (9,770)     (14,093)
     (Increase) decrease in refundable income taxes                        321
     (Increase) decrease in other current assets                            49         (433)        (510)
     Increase (decrease) in accrued payroll, payroll taxes
       and benefits                                                      2,088        1,287        3,507
     Increase (decrease) in accounts payable                              (448)         273        1,186
     Increase (decrease) in income taxes payable                           161          705          655
     Increase (decrease) in other accrued expenses                        (267)          11          578
     Increase (decrease) in other liabilities                                           341          (29)
--------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) operating activities             3,348         (935)       1,915
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Purchases of furniture and equipment                                   (955)      (1,353)      (1,471)
   Acquisitions, net                                                      (388)        (245)      (2,966)
   (Increase) decrease in other assets                                    (127)         254       (1,673)
   Loans to officers, net                                                               629
--------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                          (1,470)        (715)      (6,110)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Increase (decrease) in notes payable - banks, net                                  3,200       (3,200)
   Increase (decrease) in long-term debt, net                           (1,427)      (1,555)        (160)
   Stock options exercised                                               1,046        2,022        1,170
   Proceeds from issuance of stock                                                                13,273
   Purchases of treasury stock                                          (5,918)      (4,109)
--------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities            (6,299)        (442)      11,083
--------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash equivalents           (4,421)      (2,092)       6,888
Cash and cash equivalents at beginning of year                           8,791        4,370        2,278
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $ 4,370     $  2,278      $ 9,166
========================================================================================================
Cash paid during the year for:
   Interest                                                            $   828     $    713      $   597
   Income taxes                                                          2,621        4,269        6,514
========================================================================================================
The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1
--------------------------------------------------------------------------------
Summary of Significant Accounting Policies

December 31, 1993, 1994 and 1995

Principles of Consolidation

The consolidated financial statements include the accounts of Computer Horizons Corp. and its wholly-owned subsidiaries (the "Company"). The Company's investment in a joint venture (Note 3) is accounted for under the equity method of accounting. All material intercompany accounts and transactions have been eliminated.


Revenue Recognition

The Company recognizes revenues as professional services are performed. On fixed fee engagements, revenue and gross profit adjustments are made to reflect revisions in estimated total costs and contract values. Estimated losses are recorded when identified.


Recruitment Costs

Recruitment costs are charged to operations as incurred.


Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments with a maturity of three months or less at the time of purchase and consist of the following at December 31:

                                                          1994            1995
--------------------------------------------------------------------------------
                                                             (in thousands)
Cash                                                     $2,121           $2,017
Money market funds                                                         3,549
Repurchase agreements                                       119            2,100
Demand obligations                                                         1,500
Certificates of deposit                                      38
--------------------------------------------------------------------------------
                                                         $2,278           $9,166
================================================================================

Concentrations of Credit Risk

Statement of Financial Accounting Standards No. 105 ("SFAS No. 105") requires the disclosure of significant concentrations of credit risk, regardless of the degree of such risk. Financial instru- ments, as defined by SFAS No. 105, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company invests the majority of its excess cash in money market funds, repurchase agreements, demand obligations and certificates of deposit of high-credit, high-quality financial institutions or companies, with certain limitations as to the amount that can be invested in any one entity.

The Company maintains its cash and certain cash equivalents balances principally in three financial institutions located in New Jersey. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 for each entity at each institution. At December 31, 1995, uninsured amounts held at these financial institutions total approximately $3,840,000.

The Company's customers are generally very large, Fortune 500 companies in many industries and with wide geographic dispersion. The Company's two largest customers account for approximately 8% and 15% of accounts receivable at December 31, 1995. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.


Property and Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.


Goodwill

Goodwill, the cost in excess of the net assets of acquired businesses, is being amortized by the straight-line method over thirty years. Accumulated amortization is $2,828,000 and $3,333,000 at December 31, 1994 and 1995,
respectively. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of net income generated to determine that no impairment has occurred.


Income Taxes

Deferred income taxes result from temporary differences between income reported for financial and income tax purposes. These temporary differences result primarily from the allowance for doubtful accounts provision and certain accrued expenses which are deductible for tax purposes, only when paid.

The Company intends to permanently reinvest the earnings from its foreign corporate joint venture and, accordingly, is not providing deferred taxes on its share of undistributed earnings.

Earnings Per Share

Earnings per share are based on the weighted average number of common and common equivalent shares outstanding. Primary earnings per share take into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year. Fully diluted earnings per share use the higher of the year-end price or the average price.


Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Accounting Pronouncements Not Yet Adopted

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," is required to be implemented in 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by the entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss would be based on the fair value of the asset. The Company believes that implementation of this statement will not have any material effect on its financial position.

SFAS No. 123, "Accounting for Stock-Based Compensation," is also required to be implemented in 1996 and introduces a choice of the method of accounting used for stock-based compensation. Entities may use the "intrinsic value" method currently based on APB No. 25 or the new "fair value" method contained in SFAS No. 123. The Company intends to implement SFAS No. 123 in 1996 by continuing to account for stock-based compensation under APB No. 25. As required by SFAS No. 123, the pro forma effects on net income and earnings per share will be determined as if the fair value based method had been applied and disclosed in the notes to the financial statements.


Note 2
--------------------------------------------------------------------------------
Acquisitions

In June 1994, the Company acquired the net assets of Strategic Outsourcing Services, Inc. ("SOS"), a New Jersey-based provider of data processing services, for approximately $250,000. In addition, the acquisition agreement also provides for contingent consideration based on the future performance of SOS, through 1998. The acquisition was accounted for as a purchase. In 1995, the Company recorded contingent consideration, totaling approximately $202,000, as goodwill, with certain additional amounts payable subject to future performance. These contingent consideration payments are not dependent upon the continued employment of the former shareholder.

The results of operations of SOS are included in the consolidated financial statements from June 1, 1994. The consolidated results of operations in 1994 would not be materially different had the acquisition taken place at the beginning of the year.

In January 1993, the Company acquired Unified Systems Solutions, Inc. ("USS"), a New Jersey-based provider of systems and network integration services, for approximately $750,000. The acquisition agreement also provides for contingent consideration based on the future performance of USS, through 1996. The acquisition was accounted for as a purchase. The excess of cash over the fair value of assets acquired, totaling approximately $509,000, was recorded as goodwill in 1994. In 1994 and 1995, the Company recorded contingent consideration, totaling approximately $245,000 and $390,000, as additional goodwill. These contingent consideration payments are not dependent upon the continued employment of the former shareholders. Also in 1995, the Company entered into an agreement with the former shareholders of USS to pay approximately $2,396,000, plus interest, in lieu of any amounts that may have been due for the remaining contingent period ending March 31, 1996. The $2,396,000 was also recorded as goodwill in 1995.

The results of operations of USS are included in the consolidated financial statements from January 15, 1993. The consolidated results of operations in 1993 would not be materially different had the acquisition taken place at the beginning of the year.


Note 3
--------------------------------------------------------------------------------
Investment in Joint Venture

In 1995, the Company entered into a software development and services joint venture with the Birla Group, a large multinational conglomerate located in India. The foreign joint venture, known as Birla Horizons International ("BHI"), is headquartered in New Delhi, India and currently has operations in the United States, India and the United Kingdom.

The Company and the Birla Group each made cash contributions of $500,000 and each received a 50% interest in the joint venture. The Birla Group has also contributed the net assets of its then existing information technology company to the joint venture and the Company will provide it with technological and management support.

The Company's total investment in BHI at December 31, 1995 is $861,000, representing the initial cost plus equity in the undistributed net earnings since formation, and is included in other noncurrent assets.

Note 4
--------------------------------------------------------------------------------
Long-Term Debt and Lines of Credit

Long-term debt consists of the following at December 31:

                                                           1994          1995
--------------------------------------------------------------------------------
                                                             (in thousands)
9.55% senior notes                                       $5,716           $4,288
Notes payable at prime                                      128            1,396
--------------------------------------------------------------------------------
                                                          5,844            5,684
Less current maturities                                   1,556            2,385
--------------------------------------------------------------------------------
                                                         $4,288           $3,299
================================================================================

In 1988, the Company issued two senior notes aggregating $10,000,000 bearing interest at 9.55%, payable semiannually. The notes are payable in annual installments of $1,428,000 from April 15, 1992 through 1997 with a final payment of $1,432,000 due April 15, 1998, and are subject to the provisions of the loan agreement, including, among other things, restrictions on additional borrowings, prepayments, dividends and stock purchases (which were waived in connection with certain purchases of treasury stock), and maintenance of a minimum net worth of $13,500,000.

The notes payable consist of notes to the four former shareholders of USS. Notes for $128,000 were paid on January 15, 1995 together with interest at prime. In 1995, a new agreement was signed (Note 2) resulting in $957,000 being due in April 1996 and $439,000 in April 1997, with 8.75% imputed interest.

Long-term debt matures as follows: $2,385,000 in 1996, $1,867,000 in 1997 and $1,432,000 in 1998.

At December 31, 1995, the Company has two unused bank lines of credit totaling $25,000,000 at rates below the banks' prime lending rates. The maximum amount outstanding during the year was $7,200,000. The average debt outstanding and weighted average interest rate under these lines were $1,700,000 and approximately 7%, respectively.

Note 5
--------------------------------------------------------------------------------
Shareholders' Equity

Authorized Shares

On June 15, 1994, the Company approved an amendment to the Company's Certificate of Incorporation increasing the authorized number of shares of the Company's common stock from 10,000,000 to 30,000,000.


Stock Splits

The Board of Directors of the Company has declared three-for-two common stock splits in the form of 50% stock distributions as follows:

                                          Shareholder of
  Date declared                             record date                         Date payable
---------------------------------------------------------------------------------------------
March 10, 1993                           March 23, 1993                        April 13, 1993
February 17, 1994                        March 1, 1994                         March 22, 1994
April 24, 1995                           May 9, 1995                           May 30, 1995
December 12, 1995                        December 22, 1995                     January 9, 1996

Amounts equal to the $.10 par value of the common shares distributed have been retroactively transferred from additional paid-in capital to common stock. All references in the financial statements with regard to number of shares of common stock, common stock prices and per share amounts have been restated to reflect the above-mentioned stock splits.


Repurchases of Stock

In 1994, the Company repurchased 350,000 shares of its common stock from three officers of the Company for approximately $4,109,000. The repurchase of 240,000 shares for $2,792,000 was related to the retirement of the Vice Chairman and Executive Vice President (Note 8). The remaining 110,000 shares were repurchased for $1,317,000 from two other active officers. Approximately $824,000 of the repurchase amount was used by these officers to repay amounts they owed the Company, $629,000 in note repayments and $195,000 in accrued interest.


Stock Options and Notes Receivable, Officers

In 1994, the Company adopted a stock option plan which provides for the granting, to officers and key employees, of options for the purchase of a maximum of 5,063,000 shares of common stock and stock appreciation rights
(SARs). The exercise price per share on all options and/or SARs granted may not be less than the fair value at the date of the option grant. Options and SARs generally expire five years from the date of grant and become exercisable in specified amounts during the life of the respective options. No SARs have been granted as of December 31, 1995. This plan, which replaces the Company's 1985 Plan, will terminate on June 15, 2004.

Following is summary of option transactions during the three years ended December 31:

                                                                       1993          1994          1995
--------------------------------------------------------------------------------------------------------
                                                                                 (in thousands)
Shares under option at beginning of year ($1.41-$6.11)                 1,985         1,775         1,343
Granted ($1.88-$12.25)                                                   796           488           461
Exercised ($1.41-$4.22)                                                 (689)         (920)         (467)
Canceled ($1.41-$6.06)                                                  (317)                         (3)
--------------------------------------------------------------------------------------------------------
Shares under option at end of year ($1.46-$12.25)                      1,775         1,343         1,334
========================================================================================================
Shares available for option                                              410         4,750         4,290
========================================================================================================
Shares exercisable                                                       965           664           565
========================================================================================================

Certain officers have the right to borrow from the Company against the exercise price of options exercised. These borrowings, exclusive of accrued interest, are shown as a reduction in shareholders' equity in 1993. Such borrowings were repaid in 1994 in connection with the repurchase of common stock from these officers.

In 1994, the Company amended the nonqualified Directors' Stock Option Plan (i) increasing the maximum number of shares of common stock that may be acquired pursuant to the exercise of options granted under the Plan from 253,000 to 563,000, (ii) providing that each new director of the Company who is not an employee of the Company shall immediately receive options to purchase 50,625 shares of its common stock at its then current fair market value and (iii) providing that each director of the Company who is not an employee of the Company shall receive up to five annual grants to purchase 6,750 shares of its common stock at its then current fair market value. The plan expires on March 4, 2001. During 1995, 64,125 options were granted and one of the directors exercised 50,625 options at a total value of $136,000. There were 213,000 options outstanding at December 31, 1995.

In 1993, the Company issued warrants to purchase 15,188 shares of common stock as part of an agreement with an outside business consulting firm. In 1995, the Company issued additional warrants to the same outside business consulting firm to purchase 6,750 shares of its common stock. The exercise price is the fair value at the date of grant.


Shareholder Rights Plan

In July 1989, the Board of Directors declared a dividend distribution of .197 preferred stock purchase right on each outstanding share of common stock of the Company. The rights were amended on February 13, 1990. Each right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock at an exercise price of $30.00 per one one-hundredth (1/100) share, subject to adjustment. Each one one-hundredth (1/100) of a share of Series A preferred stock has voting, dividend and liquidation rights and preferences substantively equivalent to one share of common stock.

The rights will be exercisable and transferable separately from the common stock only if a person or group acquires 20% or more, subject to certain exceptions, of the Company's outstanding common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. If a person becomes the owner of at least 20% of the Company's common shares (an "Acquiring Person"), each holder of a right other than the Acquiring Person is entitled, upon payment of the then current exercise price per right (the "Exercise Price"), to receive shares of common stock (or common stock equivalents) having a market value equal to twice the Exercise Price.

Additionally, if the Company subsequently engages in a merger or other business combination with the Acquiring Person in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if more than 50% of the Company's assets or earning power is sold or transferred, a right would entitle a Computer Horizon Corp. shareholder, other than the Acquiring Person and its affiliates, to purchase upon payment of the Exercise Price, shares of the Acquiring Person having a market value of twice the Exercise Price. Prior to a person becoming an Acquiring Person, the rights may be redeemed at a redemption price of one cent per right, subject to adjustment. The rights are subject to amendment by the Board. No shareholder rights have become exercisable. The rights will expire on July 16, 1999.


Note 6
--------------------------------------------------------------------------------
Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

                                         1993           1994             1995
--------------------------------------------------------------------------------
                                                   (in thousands)
Current
   Federal                             $ 2,191         $ 3,645          $ 5,875
   State                                   925           1,399            2,263
Deferred
   Federal                                  63            (255)            (339)
   State                                    27            (102)            (135)
--------------------------------------------------------------------------------
                                       $ 3,206         $ 4,687          $ 7,664
================================================================================

Deferred tax assets and liabilities consist of the following at December 31:

                                                             1994          1995
--------------------------------------------------------------------------------
                                                               (in thousands)
Deferred tax assets
   Accrued insurance                                       $  284         $  477
   Accrued payroll and benefits                               379            516
   Deferred lease obligations                                 124             99
   Allowance for doubtful accounts                            103            221
   Other                                                       70            140
--------------------------------------------------------------------------------
                                                              960          1,453
--------------------------------------------------------------------------------
Deferred tax liabilities
   Depreciation                                               189            208
--------------------------------------------------------------------------------
   Deferred tax assets, net                                $  771         $1,245
================================================================================

A reconciliation of income taxes, as reflected in the accompanying statements, with the statutory Federal income tax rate of 34% for the years ended December 31, 1993 and 1994 and 35% for the year ended December 31, 1995, is as follows:

                                                                            1993       1994       1995
-------------------------------------------------------------------------------------------------------
                                                                                   (in thousands)
Statutory Federal income taxes                                             $2,349      $3,527    $6,149
State and local income taxes, net of Federal tax benefit                      632         858     1,382
Amortization of goodwill                                                      155         158       180
Equity in net earnings of joint venture                                                            (126)
Other, net                                                                     70         144        79
-------------------------------------------------------------------------------------------------------
                                                                           $3,206      $4,687    $7,664
=======================================================================================================

Deferred income taxes of approximately $126,000 have not been provided on undistributed earnings of a foreign joint venture in the amount of $361,000 as the earnings are considered to be permanently reinvested.

Note 7
--------------------------------------------------------------------------------
Savings Plan and Other Retirement Plans

The Company maintains a defined contribution savings plan covering eligible employees. The Company makes contributions up to a specific percentage of participants' contributions. The Company contributed approximately $192,000, $204,000 and $229,000 in 1993, 1994 and 1995, respectively.

In 1995, the Company instituted a Supplemental Executive Retirement Plan whereby key executives are entitled to receive lump-sum payments (or, if they elect, a ten-year payout) upon reaching the age of 65 and being in the employ of the Company. The maximum commitment if all plan members remain in the employ of the Company until age 65 is approximately $6 million. Benefits accrue and vest based on a formula which includes total years with the Company and total years possible until age 65. The plan is nonqualified and not formally funded. Life insurance policies on the members are purchased to assist in funding the cost. The deferred compensation expense is charged to operations during the remaining service lives of the members and amounted to approximately $82,000 in 1995.

In addition, the Company adopted a Deferred Compensation Plan for Key Executives that permits the individuals to defer a portion of their annual salary or bonus for a period of at least five years. There is no effect on the Company's operating results since any amounts deferred would have previously been expensed.

Note 8
--------------------------------------------------------------------------------
Commitments

Leases

The Company leases office space under long-term operating leases expiring through 2000. As of December 31, 1995, approximate minimum rental commitments were as follows:

--------------------------------------------------------------------------------
Year ending                                                       (in thousands)
--------------------------------------------------------------------------------
1996                                                                      $2,230
--------------------------------------------------------------------------------
1997                                                                       1,968
--------------------------------------------------------------------------------
1998                                                                       1,712
--------------------------------------------------------------------------------
1999                                                                       1,134
--------------------------------------------------------------------------------
2000                                                                          63
--------------------------------------------------------------------------------
                                                                          $7,107
================================================================================

Office rentals are subject to escalations based on increases in real estate taxes and operating expenses. Aggregate rent expense for operating leases approximated $1,595,000, $1,796,000 and $2,007,000 in the years ended December 31, 1993, 1994 and 1995, respectively.


Other

In October 1994, the former Vice Chairman and Executive Vice President of the Company announced his resignation effective February 15, 1995 to pursue personal interests. The Company recorded approximately $400,000 of deferred compensation in 1994 to be paid over the next several years as a result of this resignation. The Company also agreed to retain this former officer as a consultant for a three-year period for approximately $75,000 each year and entered into a noncompetition agreement for that period. In connection with this resignation, the Company repurchased approximately 240,000 shares of common stock of the Company from this former officer for approximately $2,792,000.


Note 9
--------------------------------------------------------------------------------
Business and Major Clients

The Company provides a wide range of information technology services and solutions to major corporations. In addition to professional services staffing, the Company has developed the technological and managerial infrastructure to offer its clients value-added services including client/server systems development and migration, network and facility management and administration, systems and business process re-engineering and outsourcing solutions.

The Company's largest client accounted for 13%, 9% and 8%, respectively, of the Company's consolidated revenues in 1993, 1994 and 1995. No other client accounted for more than 8% in those years.

Note 10
--------------------------------------------------------------------------------
Selected Quarterly Financial Data (Unaudited)

For the years ended December 31, 1994 and 1995, selected quarterly financial data is as follows:

                                                                         Quarters
--------------------------------------------------------------------------------------------------------
                                                     First        Second           Third      Fourth
--------------------------------------------------------------------------------------------------------
                                                          (in thousands, except per share data)
1994
--------------------------------------------------------------------------------------------------------
Revenues                                          $  33,171      $  36,278       $ 39,136     $   43,607
Direct costs                                         23,655         25,622         27,854         31,058
Selling, administrative and general                   7,281          7,858          8,426          9,427
Income from operations                                2,235          2,798          2,856          3,122
Interest expense--net                                  (150)          (159)          (149)          (180)
Income before income taxes                            2,085          2,639          2,707          2,942
Income taxes                                            971          1,180          1,214          1,322
Net income                                        $   1,114      $   1,459       $  1,493     $    1,620
--------------------------------------------------------------------------------------------------------
Earnings per share                                     $.08           $.10           $.10           $.11
========================================================================================================

1995
--------------------------------------------------------------------------------------------------------
Revenues                                          $  43,867      $  48,397       $ 51,467     $   56,319
Direct costs                                         31,366         34,230         35,696         39,052
Selling, administrative and general                   9,294         10,222         10,922         11,693
Income from operations                                3,207          3,945          4,849          5,574
Interest expense--net                                  (175)          (165)           (36)            11
Equity in net earnings of joint venture                                 96            124            141
Income before income taxes                            3,032          3,876          4,937          5,726
Income taxes                                          1,350          1,711          2,133          2,470
Net income                                        $   1,682      $   2,165       $  2,804     $    3,256
--------------------------------------------------------------------------------------------------------
Earnings per share                                     $.12           $.15           $.17           $.20
========================================================================================================

The Company's common stock is quoted on the Nasdaq National Market, under the symbol CHRZ. The range of high and low closing stock prices, as reported by the Nasdaq National Market, for each of the quarters for the years ended December 31, 1994 and 1995, retroactively adjusted to reflect the three-for-two common stock split declared by the Board of Directors in December 1995, is as follows:

                               1994                              1995
--------------------------------------------------------------------------------
Quarter                  High         Low                 High          Low
--------------------------------------------------------------------------------
First                    $5.56       $3.44               $ 8.44       $ 5.89
Second                    5.44        3.67                10.83         7.33
Third                     5.33        3.67                15.83        10.17
Fourth                    7.00        5.11                26.67        11.50
--------------------------------------------------------------------------------

The Company plans to reinvest its earnings in future growth opportunities and, therefore, does not anticipate paying cash dividends in the near future and has not paid any to date. As of December 31, 1995, there were approximately 1,200 holders of record of common stock.