Form 10-K, Exhibit 13
period 1996-12-31
COMPUTER HORIZONS CORP
filed 1997-03-27
CIK 23019

Computer Horizons Corp.

                              Solutions For Growth

                               1996 ANNUAL REPORT

"The   process   of   transforming   our
company, a process that began four years
ago,  brought  momentous  changes during
the 12 months of 1996, changes that have
forever  altered  the  face of  Computer
Horizons.    We   have   become   widely
recognized  as  a  major  force  in  the
information  industry,  attracting  more
media    recognition    and    financial
community  coverage  than at any time in
our   25-year   history   as  a   public
company."

/s/John Cassese

                               TO OUR SHAREHOLDERS


A number of highly creative product and service innovations were introduced to the marketplace this year through our Signature 2000TM Millennium Solution. As a result, we have added important new clients at a faster rate than ever before. We have expanded the scope and importance of the assignments we can now undertake on their behalf. We have provided an abundance of exciting new opportunities for our rapidly growing base of highly skilled employees. Finally, we increased the market value of our firm by more than 50 percent, drawing widespread attention from industry participants and keen support from industry analysts.

We view the Year 2000 marketplace as an exciting opportunity which, although still a year or two away from peaking, begins in earnest this year. However, we look at our own state of readiness to respond to the opportunity as one that is far more mature. Our suite of Signature products has been tested and retested under live conditions with acclaim from our clients. Our administrative and project management approaches have been challenged and have met the test. Our response to client needs, as our experience with them grows in scope, is quickly becoming the industry model.

In another area, our dogged determination to comply with client requirements has resulted in winning the valued Ford Motor Company Q1 Quality Award. In preparation for this accomplishment, we have designed and incorporated numerous quality standards into our everyday operations, thereby adding to our value for our entire array of clients. While we are pleased to have achieved this level of quality practice, we will continue to strive for improvement in this regard and expect to achieve ISO 9000 certification in the months ahead.

The past year has not been without difficulties. During a tumultuous period early in the year, a single large client totally and unexpectedly changed its practices with regard to employing outside services. This resulted in a sudden decline in CHC-provided resources and a serious disruption in our revenues. We are gratified to have quickly reversed this impact and to have finished the year at a record-setting revenue pace.

As we enter the final years of the second millennium, we at Computer Horizons look forward to seeing our vision become reality. Although we have already witnessed our investments in products, services, people and organization bear fruit, we are developing new growth areas and are expanding others. New technology, products and services are being assembled and are becoming part of our network management and document imaging practices. Enhanced services for client/ server projects are being offered, and our legacy maintenance practice is being expanded. As the paradigm shift to outsourced solutions continues to accelerate, we will continue to expand our readiness to accept bigger and broader contracts.

Our client base has grown, with some of the most prestigious companies in the country placing confidence in our solutions and in our people. We are prepared for the grueling demands of dealing with the anticipated worldwide resource shortage. We have begun to establish a foothold in Western Europe and recognize the implications of becoming a global vendor.

Our industry is in the midst of perhaps its healthiest growth period ever, and we are confident that our past accomplishments have positioned us to take advantage of this growth.

PHOTO ---
John Cassese, Chairman and President, has directed the growth of Computer Horizons. His leadership has provided a winning direction and has guided the firm to a position of market leadership.

During 1996, Computer Horizons achieved a key objective by becoming recognized by both industry observers and participants as a leading IT total solutions and services company. A retrospective of all that our company has been able to accomplish during this year is proof that we have kept the commitments promised to all our stakeholders:

o Employees--the corporation

o Customers--the marketplace

o Shareholders--the investors

A significant result of our efforts, which set the stage for a positive outlook throughout this decade, has been the emergence and industry-wide acceptance of Computer Horizons. Your company is recognized as the leading provider of solutions for the massive problem of correcting the Year 2000 millennium software problem prior to reaching the next century. Computer Horizons'
Signature 2000TM solution is the choice of many of our nation's largest corporations and is widely recognized as a model approach.

In 1996, Computer Horizons created or delivered a series of "firsts," representing important marketplace differentiators for your company. Although each achievement is significant by itself, these achievements collectively represent a substantial foundation for future growth and marketplace expansion.

PROPRIETARY SOFTWARE TOOLS We made several important additions to our suite of self-designed, self-engineered and self-produced proprietary software tools. Leading the new additions is Computer Horizons' Signature Time EngineerTM. Its approach to the complex task of converting hundreds of millions of lines of programming code that cannot function in the next century is unique. Computer Horizons has applied for and received patent protection. Of major importance to our clients is the fact that Signature Time Engineer can significantly reduce the time and effort necessary to convert systems, enabling them to function correctly in the next century. This worldwide problem, estimated to cost $500 billion to fix, is extremely time-sensitive, especially as we move closer to the Year 2000. By adding Signature Time Engineer to our existing suite of proprietary tools, we have virtually completed our offerings.

Signature Time Engineer was conceived and developed internally by outstanding Computer Horizons Solutions engineers and managers. Computer Horizons has become a member of a highly exclusive club of IT solution providers. Your company is able to deliver a total lifecycle solution that combines proprietary tools with trained and experienced resources, tested project managers, facilities and a leading project methodology.

WORLD-CLASS METHODOLOGIES AND PROCESSES Computer Horizons has assembled a world-class team of solutions professionals, including delivery and engagement executives, project managers and experienced staff. Also critical are the practices, policies, project management and process methodologies which they have developed and which they follow. Major clients throughout the world now seek out Computer Horizons for our leadership in order to oversee major efforts built on a broad range of disciplines.

Having teamed with Texas-based LBMS, Inc. (the leading provider of process management products to Fortune 200 organizations), major corporations can now take advantage of our best practices. By accessing our methodology, clients can generate and track detailed project plans for new technology development and Year 2000 conversion projects. This offering provides highly detailed and accurate information on activities, deliverables, roles and responsibilities, dependencies, resources, tools and techniques, in addition to estimating metrics for the selected type of project. Process management is absolutely critical to overcoming the daunting challenges of Year 2000 conversions. By combining Computer Horizons' proven methodologies and quality processes with LBMS Process Engineer(R) toolset, LBMS is now marketing the best possible Year 2000 process solution to the Fortune 500 community worldwide. Established clients and new prospects are learning about Computer Horizons' solutions capabilities and practices through this partnership arrangement.

OPERATIONAL FACILITIES In 1996, the Fortune 500 community continued to pare budgets and to concentrate their personnel on their company's core competencies, a trend that will continue in the future. This select group of IT users is seeking creative vendors to satisfy their growing needs without increasing their budgets. To meet this challenge, by partnering with our clients, Computer Horizons has developed innovative programs and offerings. Many of our new offerings permit us "to do more for less."

This year we commenced  operations in several Millennium  Refurbishment  Centers
(MRCs). Plans are in place to add several new international MRCs during the next eighteen months. Each one is a self-contained outsourcing facility that permits us to manage complete projects off-site for our customers. This capability enables our clients to focus their staff and facility on asset-building projects or to formulate a balance between old tasks and new while Computer Horizons delivers the necessary quality solution. Although initially designed to provide Year 2000 renovation services, each facility is equipped to handle virtually any IT challenge presented by our clients. Projects include applications development, maintenance of legacy applications, production systems support, plus a variety of open systems or client/server engagements.

As an adjunct, each facility is outfitted with a state-of-the-art technical environment, fully staffed with experienced delivery, engagement and project management professionals. These teams are supported by our full array of proprietary software and process methodology. Additionally, clients have the option to house some of their management and staff at our facilities during the project lifecycle.

INTERNATIONAL EXPANSION Computer Horizons' international expansion, which began two years ago with the formation of our India-based joint venture (Birla Horizons International), has now become the springboard for globalization. During 1996, CHC established an international presence with operations in Canada and the United Kingdom. For the first time, our company has personnel based in international locations serving an international clientele. We also expanded our Birla Horizons subsidiary in these markets.

From our Toronto-based team, Canadian companies can select from the same menu of services available to their United States counterparts. From our London headquarters, we offer the European community the complete range of total solutions available to our domestic clients.

Large companies around the world share the same need for quality IT solutions to solve the complex technical and business problems of a competitive global marketplace. Computer Horizons is successfully transferring its knowledge, skills, offerings and reputation abroad by offering the same high quality solutions delivered domestically by Computer Horizons Solutions.

Fueling this expansion are several of our domestic clients who have selected us to provide leadership, services and staff for projects with their foreign subsidiaries and parent companies. From these early efforts and international outposts, we are systematically globalizing our company.

INTERNAL INFRASTRUCTURE Perhaps the most dramatic and significant "firsts" for Computer Horizons have been the investments in, additions to and changes in our internal infrastructure. Our executive team has been invigorated by the addition of important new functions. Our Solutions unit has created new positions and staffed them with experienced leaders. These organizational enhancements were necessary to deliver increasingly complex services well into the next century.

Faced with the challenge of housing growing numbers of staff in our facilities or on large projects for prolonged periods of time, a formalized and much strengthened Human Resource Department has been added. With leadership from the corporate level, the Vice President of Human Resources has HR staff assigned to the Millennium Refurbishment Centers and in our Solutions units. The newly created Corporate Resource Center commands a globally based corporate recruiting team deployed to meet the staffing challenges facing our industry. Tackling the complex issues of staff retention, turnover, competitive benefits and international staffing, our HR group has already made a significant contribution to meeting our obligations to all our stakeholders.

Computer Horizons has succeeded in building marketplace awareness and assuming a position of leadership. Through a bold plan that combined conference and exhibition participation, public relations, new collateral material, unified corporate image and capability presentations, the recently created Corporate Marketing Department has spread the knowledge of our successes to a vast new audience. Supported by a team of marketing professionals in each business unit, the Corporate Vice President of Marketing keeps our name and reputation in the general and trade media, and before the executives who make the buying decisions.

Within Computer Horizons Solutions, we have added delivery executives charged with examining, closing and the eventual completion of complex technical projects. Supported by an equally talented group of engagement executives and project managers working in concert with our field organization, Computer Horizons is now routinely engaged in larger and larger projects that were once out of our reach. Our software development team has been able to turn the vision of our solutions executives into new software tools. Each innovative tool has been conceived and created by our team of industry professionals. Working together, our solutions professionals have created the project management process and methodology used internally and which are now sought after in the marketplace. Their successes have added to the reputation and capabilities of Computer Horizons.

OUR  FIRSTS  ARE  DIFFERENTIATORS  FOR THE  FUTURE  The same  determination  and creativity that existed for the past 27 years will continue to forge opportunities and successes for Computer Horizons. The creative talents of our people have energized our company. Many of our recent achievements can be traced to the skillful blending of our tenured staff with the many newcomers who have joined our ranks.

Our innovative tools and approaches for solving the complex needs of a competitive market have brought us many new customers. Teams are spreading out within this new client base to establish lasting relationships. Our philosophy of establishing a partnership type relationship with each of our clients has rewarded Computer Horizons with a loyal following.

Our people's ability to recognize the future needs of the business community and translate them into new offerings is a key component to future growth. With leadership from the executive core, we will continue to develop new tools, improved methodologies and processes. We will reach out and attract future leaders to join us. We will continue to challenge our people to reach into new markets with solutions superior to those of our competitors. Computer Horizons will continue to distinguish itself with differentiating "firsts" well into the future.

Computer
Horizons Corp. and
Subsidiaries

SELECTED FINANCIAL DATA

                                                         Year Ended December 31,
                                      1996          1995          1994          1993          1992
------------------------------------------------------------------------------------------------------
                                              (dollars in thousands, except per share data)
Summary Income Statements
Revenues                             $233,858     $200,050       $152,192      $121,550     $102,206
  Direct costs                        163,272      140,344        108,189        87,800       74,200
  Selling, general and
    administrative                     52,146       42,131         32,992        26,256       23,536
Income from operations                 18,440       17,575         11,011         7,494        4,470
  Interest expense--net                  (163)        (365)          (638)         (584)        (578)
  Equity in net earnings of
    joint venture                         885          361
Income before income taxes             19,162       17,571         10,373         6,910        3,892
   Income taxes                         7,930        7,664          4,687         3,206        1,866
------------------------------------------------------------------------------------------------------

Net Income                           $ 11,232      $ 9,907        $ 5,686       $ 3,704      $ 2,026
======================================================================================================

Earnings per share
  Primary                                $.66         $.64           $.40          $.25         $.15
======================================================================================================

Weighted average number of
  shares outstanding
  Primary                          16,974,000   15,576,000     14,258,000    14,994,000   13,624,000
======================================================================================================


Computer
Horizons Corp. and
Subsidiaries

SELECTED FINANCIAL DATA (continued)

                                                         Year Ended December 31,
                                       1996          1995          1994          1993          1992
------------------------------------------------------------------------------------------------------
                                              (dollars in thousands, except per share data)
Analysis (%)
Revenues                                100.0%       100.0%         100.0%        100.0%       100.0%
  Gross margin                           30.2%        29.8%          28.9%         27.8%        27.4%
  Selling, general and
    administrative                       22.3%        21.1%          21.7%         21.6%        23.0%
Income from operations                    7.9%         8.8%           7.2%          6.2%         4.4%
  Interest expense--net                   -0.1%        -0.2%          -0.4%         -0.5%        -0.6%
  Equity in net earnings of
    joint venture                         0.4%         0.2%
Income before income taxes                8.2%         8.8%           6.8%          5.7%         3.8%
  Income taxes                            3.4%         3.8%           3.1%          2.6%         1.8%

Net Income                                4.8%         5.0%           3.7%          3.0%         2.0%

Revenue growth YOY                       16.9%        31.4%          25.2%         18.9%         8.1%
Net income growth YOY                    13.4%        74.2%          53.5%         82.8%       -10.6%
Return on equity, average                18.3%        23.5%          20.5%         14.1%         8.3%
Effective tax rate                       41.4%        43.6%          45.2%         46.4%        47.9%

At year-end
Total assets                         $ 88,412     $ 76,037       $ 49,150      $ 40,600     $ 41,249
Working capital                        50,562       39,224         20,484        17,531       20,317
Long-term debt                          1,432        3,299          4,288         5,843        7,144
Shareholders' equity                   68,814       54,267         29,917        25,689       26,856

Stock price                            $38.50       $25.33          $6.00         $3.48        $1.96
P/E multiple                               58           39             15            14           13

Employees*                              2,916        2,511          2,150         1,603        1,414
Clients (during year)*                    453          462            455           458          402
Offices (worldwide)                        43           39             33            30           29
======================================================================================================
*Does not include Birla Horizons International.

Computer
Horizons Corp. and
Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations

The following table sets forth (i) certain income and expense items expressed as a percentage of the Company's consolidated revenues and (ii) the percentage of dollar increase in the amount of such items in 1996 compared to 1995:

                                                                                             Percentage
                                                                                             of Dollar
                                                         Year Ended December 31,              Increase
-------------------------------------------------------------------------------------------------------
                                                    1996         1995          1994           1996/1995
-------------------------------------------------------------------------------------------------------
Revenues                                           100.0%       100.0%        100.0%            16.9%
Direct costs                                        69.8%        70.2%         71.1%            16.3%
Selling, general and administrative                 22.3%        21.1%         21.7%            23.8%
Income from operations                               7.9%         8.8%          7.2%             4.9%
Interest expense--net                                -0.1%        -0.2%         -0.4%           -55.3%
Equity in net earnings of joint venture              0.4%         0.2%                         145.2%
Income before income taxes                           8.2%         8.8%          6.8%             9.1%
Income taxes                                         3.4%         3.8%          3.1%             3.5%
Net income                                           4.8%         5.0%          3.7%            13.4%

Revenues

Consolidated revenues in 1996 increased by 17% compared to 1995, and in 1995 consolidated revenues increased by 31% compared to 1994. In dollars, these amounts were $233.9, $200.1 and $152.2 million in 1996, 1995 and 1994, respectively. The increase in 1996 was primarily the result of increased staffing business ($171.1 million compared to $140.6 million in 1995), which was partially offset by the decline in solutions revenues. 1996 solutions revenues were negatively impacted by the unexpected termination by one large customer during the second quarter of 1996, which had the effect of reducing solutions revenues by approximately $6.0 million when compared to 1995. The increase in 1995 revenues was attributable to increased solutions business and improved pricing applicable thereto.

The Company's core staffing business has increased by 22% in 1996 as compared to 1995. The solutions business, impacted by the above mentioned early termination, declined by 11%, while the Year 2000 services revenues, virtually nil in 1995, exceeded $10 million in 1996.

Direct Costs

Direct costs, as a percentage of consolidated revenues, were 69.8%, 70.2% and 71.1% in 1996, 1995 and 1994, respectively. The Company is committed to maintaining and improving gross margins through cost containment and providing more value-added services. In general, gross margins are better for Year 2000 business and solutions than for staffing.

Selling, General and Administrative

Selling, general and administrative expenses, as a percentage of consolidated revenues, were 22.3%, 21.1% and 21.7% in 1996, 1995 and 1994, respectively. In dollars, these amounts were $52.1, $42.1 and $33.0 million, respectively, for those years. The increase in these expenses in 1996 is almost entirely attributable to the investments associated with the Company's Year 2000 strategy; investments in engagement and technical managers and infrastructure necessary to pursue large, high profile opportunities, as well as marketing expenses incurred to raise the Company's visibility through public relations, trade shows and conferences.

Profitability

Consolidated income from operations was $18.4 million in 1996, compared to $17.6 million in 1995 and $11.0 million in 1994. As a percentage of consolidated revenues, income from operations was 7.9%, 8.8% and 7.2% in 1996, 1995 and 1994, respectively. The dollar gains are attributable to increased revenues and improved gross margins, offset by the impact of the unexpected termination of a large contract in the second quarter of 1996 and the increase in selling, general and administrative expenses in 1996. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as to payroll costs.

In 1996, Other Income exceeded $700 thousand, compared to nil in 1995 and an expense of over $600 thousand in 1994. This area has been favorably impacted by reduced interest expense due to the June 1995 public offering, as well as by the increased earnings of the Company's international joint venture--Birla Horizons.

Consolidated net income for 1996 was $11.2 million, or $.66 per share, compared with $9.9 million, or $.64 per share in 1995 and $5.7 million, or $.40 per share in 1994. The Company's effective tax rate for Federal, state and local income taxes was 41.4%, 43.6% and 45.2% for 1996, 1995 and 1994, respectively. After accounting for non-tax benefited charges and credits, such as goodwill amortization and certain travel and entertainment deduction limitations, and the undistributed earnings of Birla Horizons, as well as taking into consideration the states in which business has been conducted, the Company's income tax rate approximated 41% in 1996 and 42% in 1995 and 1994.

Liquidity and Capital Resources

At December 31, 1996, the Company had a current ratio of 4.0 to 1, including cash and cash equivalents of $10.9 million, and had available bank lines of credit of $25.0 million. There were no borrowings under the Company's lines of credit during 1996. In 1995, The Company had a maximum amount of $7.2 million outstanding under its lines of credit which was repaid in June 1995 with the cash proceeds of $13.3 million from the sale of 1,710,000 shares of its common stock in a public offering. During 1995, the average outstanding amount under the Company's lines of credit was $1.7 million and the weighted average interest rate approximated 7%.

The Company's long-term debt consists of notes issued to financial institutions in the outstanding principal amount of $2.9 million as of December 31, 1996, payable in installments of $1.4 million on April 15, 1997 and 1998, bearing interest at the rate of 9.55% per annum; and notes issued to the four former shareholders of Unified Systems Solutions in the outstanding amount of $0.4 million, payable on April 1, 1997, with 8.75% imputed interest.

The Company believes that its cash, lines of credit and internally generated funds will be sufficient to meet its working capital needs through 1997.

In 1996, the Company acquired $1.4 million of capital assets. Although there are no material, firm commitments for capital spending in 1997, the Company anticipates a spending level in line with that of 1996.

AUDITORS' REPORT


Report of             [GRAPHIC-Logo]
Independent
Certified Public
Accountants



Board of Directors and Shareholders
Computer Horizons Corp.


We have audited the accompanying consolidated balance sheets of Computer Horizons Corp. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Computer Horizons Corp. and Subsidiaries as of December 31, 1996 and 1995 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.





/s/GRANT THORNTON LLP
---------------------
GRANT THORNTON LLP


Parsippany, New Jersey
January 27, 1997

Computer
Horizons Corp. and
Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                                     Year Ended December 31,
                                                             1996              1995             1994
-------------------------------------------------------------------------------------------------------
                                                             (in thousands, except per share data)
Revenues (Notes 1 and 9)                                    $233,858         $200,050         $152,192
-------------------------------------------------------------------------------------------------------
Costs and expenses:
  Direct costs                                               163,272          140,344          108,189
  Selling, general and administrative                         52,146           42,131           32,992
-------------------------------------------------------------------------------------------------------
                                                             215,418          182,475          141,181
-------------------------------------------------------------------------------------------------------
Income from operations                                        18,440           17,575           11,011
-------------------------------------------------------------------------------------------------------
Other income (expense):
  Interest income                                                307              266               53
  Interest expense                                              (470)            (631)            (691)
  Equity in net earnings of joint venture (Note 3)               885              361
-------------------------------------------------------------------------------------------------------
                                                                 722               (4)            (638)
-------------------------------------------------------------------------------------------------------
Income before income taxes                                    19,162           17,571           10,373
-------------------------------------------------------------------------------------------------------
Income taxes (Notes 1 and 6):
  Current                                                      8,292            8,138            5,044
  Deferred                                                      (362)            (474)            (357)
-------------------------------------------------------------------------------------------------------
                                                               7,930            7,664            4,687
-------------------------------------------------------------------------------------------------------
Net Income                                                  $ 11,232          $ 9,907          $ 5,686
=======================================================================================================

Earnings per share                                              $.66             $.64             $.40
=======================================================================================================

Weighted average number of shares outstanding             16,974,000       15,576,000       14,258,000
=======================================================================================================
The accompanying notes are an integral part of these statements.

Computer
Horizons Corp. and
Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                                                             December 31,
                                                                                                          1996          1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (in thousands)
Assets                  Current assets:
                           Cash and cash equivalents                                                     $10,937       $ 9,166
                           Accounts receivable, net of allowance for doubtful
                             accounts of $1,203,000 and $840,000 at December 31, 1996
                             and 1995, respectively                                                       54,280        44,729
                           Deferred income tax benefit (Note 6)                                            1,024         1,122
                           Other                                                                             962         1,618
------------------------------------------------------------------------------------------------------------------------------------
                                 Total current assets                                                     67,203        56,635
------------------------------------------------------------------------------------------------------------------------------------








                        Property and equipment:
                           Furniture, equipment and other                                                  9,449         7,454
                           Less accumulated depreciation                                                   5,228         4,031
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           4,221         3,423
------------------------------------------------------------------------------------------------------------------------------------








                        Other assets - net:
                           Goodwill (Note 1)                                                              13,322        13,526
                           Deferred income tax benefit (Note 6)                                              583           123
                           Other (Note 3)                                                                  3,083         2,330
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          16,988        15,979
------------------------------------------------------------------------------------------------------------------------------------
                                 Total Assets                                                            $88,412       $76,037
====================================================================================================================================

The accompanying notes are an integral part of these statements.


                                                                                                              December 31,
                                                                                                          1996          1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (in thousands)
Liabilities and         Current liabilities:
Shareholders'              Current portion of long-term debt (Note 4)                                    $ 1,867       $ 2,385
Equity                     Accrued payroll, payroll taxes and benefits                                    11,963        10,359
                           Accounts payable                                                                1,122         1,746
                           Income taxes payable                                                              940         1,535
                           Other accrued expenses                                                            749         1,386
------------------------------------------------------------------------------------------------------------------------------------
                                 Total current liabilities                                                16,641        17,411
------------------------------------------------------------------------------------------------------------------------------------
                        Long-term debt (Note 4)                                                            1,432         3,299
------------------------------------------------------------------------------------------------------------------------------------
                        Other liabilities (Note 7)                                                         1,525         1,060
------------------------------------------------------------------------------------------------------------------------------------
                        Commitments (Note 8)
------------------------------------------------------------------------------------------------------------------------------------





                        Shareholders' equity:
                           Preferred stock,  $.10 par;  authorized and unissued,
                             200,000 shares, including 50,000 Series A
                           Common stock, $.10 par; authorized, 30,000,000
                             shares; issued 17,874,536 shares and 17,407,514
                             shares at December 31, 1996 and 1995, respectively                            1,787         1,741
                           Additional paid-in capital                                                     30,685        27,416
                           Retained earnings                                                              50,990        39,758
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          83,462        68,915
                           Less shares held in treasury, at cost; 1,786,883 shares
                             at December 31, 1996 and 1995                                                14,648        14,648
------------------------------------------------------------------------------------------------------------------------------------
                                 Total shareholders' equity                                               68,814        54,267
------------------------------------------------------------------------------------------------------------------------------------
                                 Total Liabilities and Shareholders' Equity                              $88,412       $76,037
====================================================================================================================================

Computer
Horizons Corp. and
Subsidiaries


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                    Additional                                          Notes
                                                 Common stock         paid-in    Retained       Treasury stock       receivable,
                                              Shares       Amount     capital    earnings      Shares      Amount     officers
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1996, 1995 and 1994                              (dollars in thousands)
 Balance, January 1, 1994                     5,366,272      $ 537    $12,155     $24,165     1,437,278     $10,539     $ 629
   Three-for-two stock split declared
     February 1994                            1,964,497        196       (196)
   Stock options exercised                      408,807         41      1,981
   Purchases of treasury stock                                                                  349,605       4,109
   Repayment of notes receivable, officers                                                                               (629)
   Net income for the year                                                          5,686
------------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1994                   7,739,576        774     13,940      29,851     1,786,883      14,648        --
   Three-for-two stock split declared:
     April 1995                               3,002,998        300       (300)
     December 1995                            5,206,877        521       (521)
   Stock options exercised                      318,063         32      1,138
   Sale of common  stock,
     net of expenses                          1,140,000        114     13,159
   Net income for the year                                                          9,907
------------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1995                  17,407,514      1,741     27,416      39,758     1,786,883      14,648        --
   Stock options exercised                      467,022         46      1,680
   Tax benefits related to
     stock option plans                                                 1,589
   Net income for the year                                                         11,232
------------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1996                  17,874,536     $1,787    $30,685     $50,990     1,786,883     $14,648      $ --
------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of this statement.

Computer
Horizons Corp. and
Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Year Ended December 31,
                                                                     1996            1995        1994
--------------------------------------------------------------------------------------------------------
                                                                             (in thousands)
Cash flows from operating activities
   Net income                                                      $11,232       $  9,907      $ 5,686
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Deferred taxes                                                 (362)          (474)        (357)
       Depreciation                                                  1,192            683          754
       Amortization of intangibles                                     587            505          568
   Changes in assets and liabilities, net of acquisitions:
     Accounts receivable                                            (9,551)       (14,093)      (9,770)
     Other current assets                                                9           (510)        (433)
     Accrued payroll, payroll taxes and benefits                     1,604          3,054        1,287
     Accounts payable                                                 (624)         1,186          273
     Income taxes payable                                              994            655          705
     Accrued expenses                                                 (637)           578           11
     Other liabilities                                                 465            424          341
--------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) operating activities         4,909          1,915         (935)
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Purchases of furniture and equipment                             (1,364)        (1,471)      (1,353)
   Acquisitions                                                       (363)        (2,966)        (245)
   Change in other assets                                             (753)        (1,673)         254
   Loans to officers, net                                                                          629
--------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                      (2,480)        (6,110)        (715)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Notes payable - banks, net                                                      (3,200)       3,200
   Long-term debt, net                                              (2,385)          (160)      (1,555)
   Stock options exercised                                           1,727          1,170        2,022
   Proceeds from issuance of stock                                                 13,273
   Purchases of treasury stock                                                                  (4,109)
--------------------------------------------------------------------------------------------------------
         Net cash (used in) provided by financing activities          (658)        11,083         (442)
--------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash equivalents        1,771          6,888       (2,092)
Cash and cash equivalents at beginning of year                       9,166          2,278        4,370
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $10,937       $  9,166      $ 2,278
========================================================================================================
Cash paid during the year for:
   Interest                                                         $  433          $ 597        $ 713
   Income taxes                                                      7,112          6,514        4,269
========================================================================================================
The accompanying notes are an integral part of these statements.

Computer
Horizons Corp. and
Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1                  December 31, 1996, 1995 and 1994
Summary of
Significant             Description of Business
Accounting              The  Company   provides  a  wide  range  of  information
                        technology services and solutions to major corporations.
                        In  addition  to  professional  services  staffing,  the
                        Company has developed the  technological  and managerial
                        infrastructure to offer its clients Year 2000 conversion
                        services,   as  well  as  other   value-added   services
                        including    client/server   systems   development   and
                        migration,   network   and   facility   management   and
                        administration,    systems    and    business    process
                        re-engineering and outsourcing solutions.


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

                        Cash and Cash Equivalents

                        Cash and cash equivalents include all highly liquid instruments with a maturity of three months or less at the time of purchase and consist of the following at December 31:

                                                              1996         1995
--------------------------------------------------------------------------------
                                                               (in thousands)
                        Cash                                $   997       $2,017
                        Money market funds                    5,926        3,549
                        Demand obligations                    2,767        1,500
                        Commercial paper                      1,247
                        Repurchase agreements                              2,100
--------------------------------------------------------------------------------
                                                            $10,937       $9,166
================================================================================

                        Concentrations of Credit Risk

                        Financial instruments, which potentially subject the Company to concentrations of credit risk, regardless of the degree of such risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company invests the majority of its excess cash in money market funds, demand obligations, commercial paper and repurchase agreements of high-credit, high-quality financial institutions or companies, with certain limitations as to the amount that can be invested in any one entity.

                        The Company maintains its cash balances principally in two financial institutions located in New York and New Jersey. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 for each entity at each institution. At December 31, 1996, uninsured amounts held at these financial institutions total approximately $2,306,000.

                        The Company's customers are generally very large, Fortune 500 companies in many industries and with wide geographic dispersion. The Company's largest customer accounts for approximately 12% of accounts receivable at December 31, 1996. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

                        Fair Value of Financial Instruments

                        The carrying value of financial instruments (principally consisting of cash and cash equivalents, accounts receivable and payable and long-term debt) approximates fair value because of the short maturities or, as to long-term debt, the rates currently offered to the Company.


                        Property and Equipment and Depreciation

                        Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.


                        Goodwill

                        Goodwill, the cost in excess of the net assets of acquired businesses, is being amortized by the straight-line method, primarily over thirty years. Accumulated amortization is $3,921,000 and $3,333,000 at December 31, 1996 and 1995, respectively. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of income generated, to determine that no impairment has occurred.


                        Income Taxes

                        Deferred income taxes result from temporary differences between income reported for financial and income tax purposes. These temporary differences result primarily from the allowance for doubtful accounts provision and certain accrued expenses which are deductible, for tax purposes, only when paid.

                        Tax benefits from early disposition of the stock by optionees under incentive stock options and from exercise of non-qualified options are credited to additional paid-in capital.

                        The Company intends to permanently reinvest the earnings from its foreign corporate joint venture and, accordingly, is not providing deferred taxes on its share of undistributed earnings.


                        Earnings Per Share

                        Earnings per share are based on the weighted average number of common and common equivalent shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year.

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


                        Reclassifications

                        Certain  amounts in the 1995 financial  statements  were
                        reclassified   to   conform   to  the   current   year's
                        presentation.


                        New Accounting Pronouncements

                        SFAS  No.  121,   "Accounting   for  the  Impairment  of
                        Long-Lived  Assets  and  for  Long-Lived  Assets  to  Be
                        Disposed Of," implemented in 1996, requires that long-lived assets and certain identifiable intangibles held and used by the entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss would be based on the fair value of the asset. Implementation of this statement has had no material effect on the Company's financial position.

                        SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), implemented in 1996, introduces a choice of the method of accounting used for stock-based compensation. Entities may use the "intrinsic value" method currently based on APB No. 25 or the "fair value" method contained in SFAS No. 123. The Company implemented SFAS No. 123 in 1996 by continuing to measure stock-based compensation under APB No. 25. As required by SFAS No. 123, the pro forma effects on net income and earnings per share have been determined as if the fair value based method had been applied and are disclosed in Note 5 of the notes to the consolidated financial statements.





--------------------------------------------------------------------------------
Note 2                  In June 1994,  the  Company  acquired  the net assets of
Acquisitions            Strategic  Outsourcing  Services,  Inc.  ("SOS"),  a New
                        Jersey-based  provider of data processing services,  for
                        approximately  $250,000.  The acquisition agreement also
                        provides  for  contingent  consideration  based  on  the
                        future performance of SOS, through 1998. The acquisition
                        was accounted for as a purchase.  In 1996 and 1995,  the
                        Company  recorded  contingent  consideration,   totaling
                        approximately   $137,000  and  $202,000,  as  additional
                        goodwill,   with  certain   additional  amounts  payable
                        subject   to  future   performance.   These   contingent
                        consideration   payments  are  not  dependent  upon  the
                        continued employment of the former shareholder.

                        The results of operations of SOS are included in the consolidated financial statements from June 1, 1994. The consolidated results of operations in 1994 would not have been materially different had the acquisition taken place at the beginning of the year.

                        In January 1993, the Company acquired Unified Systems Solutions, Inc. ("USS"), a New Jersey-based provider of systems and network integration services, for approximately $750,000. The acquisition agreement also provides for contingent consideration based on the future performance of USS through 1996. The acquisition was accounted for as a purchase. The excess of cash over the fair value of assets acquired, totaling approximately $509,000, was recorded as goodwill in 1994. In 1995 and 1994, the Company recorded contingent consideration, totaling approximately $390,000 and $245,000, as additional goodwill. These contingent consideration payments are not dependent upon the continued employment of the former shareholders. Also in 1995, the Company entered into an agreement with the former shareholders of USS to pay approximately $2,396,000, plus interest, in lieu of any amounts that may have been due for the remaining contingent period ending March 31, 1996. The $2,396,000 was also recorded as goodwill in 1995.

--------------------------------------------------------------------------------
Note 3                  In 1995, the Company entered into a software development
Investment in           and services joint venture with the Birla Group, a large
Joint Venture           multinational conglomerate located in India. The foreign
                        joint  venture,  known as Birla  Horizons  International
                        ("BHI"), is headquartered in New Delhi, India and currently has operations in India, the United States, the United Kingdom and Canada.

                        The Company and the Birla Group each made cash contributions of $500,000 and each received a 50% interest in the joint venture. The Birla Group has also contributed the net assets of its then existing information technology company to the joint venture and the Company is providing technological and management support.

                        The Company's total investment in BHI is $1,746,000 and $861,000 at December 31, 1996 and 1995, respectively, representing the initial cost plus equity in the undistributed net earnings since formation, and is included in other non-current assets.




--------------------------------------------------------------------------------
Note 4                  Long-term debt consists of the following at December 31:
Long-Term Debt
and Lines of Credit

                                                               1996         1995
--------------------------------------------------------------------------------
                                                                (in thousands)

                        9.55% senior notes                   $2,860       $4,288
                        Notes payable at prime                  439        1,396
--------------------------------------------------------------------------------
                                                              3,299        5,684
                        Less current maturities               1,867        2,385
--------------------------------------------------------------------------------
                                                             $1,432       $3,299
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

                        The notes payable consist of notes to the four former shareholders of USS. In 1995, an agreement was signed (Note 2) resulting in $957,000 being due in April 1996 and $439,000 in April 1997, with 8.75% imputed interest.

                        Long-term debt matures as follows: $1,867,000 in 1997 and $1,432,000 in 1998.

                        At December 31, 1996, the Company has two unused bank lines of credit totaling $25,000,000 at rates below the banks' prime lending rates. During 1996, the Company had no borrowings against either line.




--------------------------------------------------------------------------------
Note 5                  Authorized Shares

Shareholders'           On June 15, 1994,  the Company  approved an amendment to
Equity                  the Company's  Certificate of  Incorporation  increasing
                        the authorized number of shares of the Company's common stock from 10,000,000 to 30,000,000.


                        Stock Splits

                        The Board of Directors of the Company has declared three-for-two common stock splits in the form of 50% stock distributions as follows:

                                                     Shareholder of
                           Date declared               record date             Date payable
--------------------------------------------------------------------------------------------
                        December 12, 1995          December 22, 1995         January 9, 1996
                        April 24, 1995             May 9, 1995               May 30, 1995
                        February 17, 1994          March 1, 1994             March 22, 1994

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


                        Stock Options and SFAS No. 123 Pro Forma Disclosure

                        In 1994, the Company adopted a stock option plan which provides for the granting, to officers and key employees, of options for the purchase of a maximum of 5,063,000 shares of common stock and stock appreciation rights (SARs). Options and SARs generally expire five years from the date of grant and become exercisable in specified amounts during the life of the respective options. No SARs have been granted as of December 31, 1996. This plan, which replaces the Company's 1985 Plan, will terminate on June 15, 2004. There were 3,915,000 shares available for option at December 31, 1996.

                        In  1994,   the  Company   amended   the   non-qualified
                        Directors' Stock Option Plan increasing the maximum number of shares of common stock that may be acquired pursuant to the exercise of options granted under the plan from 253,000 to 563,000, and providing that each new director of the Company who is not an employee of the Company (i) shall immediately receive options to purchase 50,625 shares of its common stock and (ii) shall receive up to five annual grants to purchase 6,750 shares of its common stock. The plan expires on March 4, 2001. There were 121,300 shares available for option at December 31, 1996.

                        The exercise price per share on all options and/or SARs granted may not be less than the fair value at the date of the option grant. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                             1996                1995
--------------------------------------------------------------------------------------------------------
                        Net income                 As reported           $11,232,000          $9,907,000
                                                   Pro forma               8,037,000           8,962,000
                        Earnings per share         As reported                  $.66                $.64
                                                   Pro forma                     .47                 .58

                        The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: expected volatility of 97% and 70%; risk-free interest rates of 6.28% and 6.27%; and expected lives of 4.9 and 4.5 years.

                        A summary of the status of the Company's stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below:

                                                                           1996                1995                1994
-------------------------------------------------------------------------------------------------------------------------------
                                                                              Weighted             Weighted            Weighted
                                                                               average              average             average
                                                                              exercise            exercise            exercise
                                                                     Shares     price     Shares     price    Shares     price
-------------------------------------------------------------------------------------------------------------------------------
                                                                      (000)                (000)               (000)
                        Outstanding--January 1                        1,476      $ 5.53    1,471     $ 3.05   1,876     $1.94
                        Granted                                         558       22.98      525       9.01     515      5.33
                        Exercised                                      (452)       3.74     (517)      1.94    (920)     1.87
                        Canceled/forfeited                             (168)      26.93       (3)     10.17
-------------------------------------------------------------------------------------------------------------------------------
                        Outstanding--December 31                      1,414      $10.45    1,476     $ 5.53   1,471     $3.05
===============================================================================================================================

                        Options exercisable--December 31                509      $ 7.41      666     $ 3.63     772     $2.36
===============================================================================================================================

                        Weighted average fair value of
                          options granted during the year                        $17.47              $ 5.46             $3.25

                        The following information applies to options outstanding at December 31, 1996:

                                                          Options outstanding                      Options exercisable
------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted average    Weighted        Exercisable        Weighted
                        Range of          Outstanding as of    remaining        average           as of            average
                        exercise prices   December 31, 1996 contractual life exercise price  December 31, 1996  exercise price
------------------------------------------------------------------------------------------------------------------------------
                                               (000)                                              (000)

                        $ 0.00-$ 4.99           366              6.3            $ 2.94             306             $ 3.02
                          5.00-  9.99           381              6.6              6.22              96               6.55
                         10.00- 14.99           266              5.1             11.09              12              13.50
                         15.00- 19.99           212              5.7             18.18
                         20.00- 24.99            81              9.0             21.00              81              21.00
                         25.00- 29.99           108              6.3             25.99              14              25.33
------------------------------------------------------------------------------------------------------------------------------
                                              1,414              6.2            $10.45             509             $ 7.41
==============================================================================================================================

                        Certain officers have the right to borrow from the Company against the exercise price of options exercised. Such borrowings were repaid in 1994 in connection with the repurchase of common stock from these officers.

                        The Company has issued warrants to purchase shares of its common stock to two outside business/legal consulting firms. Warrants for 20,000 and 6,750 shares were granted, respectively, in 1996 and 1995. The exercise price is the fair value at the date of grant.


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

--------------------------------------------------------------------------------
Note 6                  The provision for income taxes consists of the following
Income Taxes            for the years ended December 31:

                                                  1996          1995        1994
--------------------------------------------------------------------------------
                                                         (in thousands)
                        Current:
                              Federal          $6,282       $5,875       $3,645
                              State             2,010        2,263        1,399
                        Deferred:
                              Federal            (331)        (339)        (255)
                              State               (31)        (135)        (102)
--------------------------------------------------------------------------------
                                               $7,930       $7,664       $4,687
================================================================================

                        Deferred tax assets and liabilities consist of the following at December 31:

                                                                                                             1996         1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (in thousands)
                        Deferred tax assets:
                              Accrued insurance                                                            $  291       $  477
                              Accrued payroll and benefits                                                    938          516
                              Deferred lease obligations                                                       72           99
                              Allowance for doubtful accounts                                                 249          221
                              Other                                                                            77          140
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            1,627        1,453
------------------------------------------------------------------------------------------------------------------------------------
                        Deferred tax liabilities:
                              Depreciation                                                                     20          208
------------------------------------------------------------------------------------------------------------------------------------
                              Deferred tax assets, net                                                     $1,607       $1,245
====================================================================================================================================

                        A reconciliation of income taxes, as reflected in the accompanying statements, with the statutory Federal income tax rate of 35% for the years ended December 31, 1996 and 1995 and 34% for the year ended December 31, 1994, is as follows:

                                                                                              1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (in thousands)
                        Statutory Federal income taxes                                        $6,707       $6,149       $3,527
                        State and local income taxes, net of Federal tax benefit               1,286        1,382          858
                        Amortization of goodwill                                                 201          180          158
                        Equity in net earnings of joint venture                                 (310)        (126)
                        Other, net                                                                46           79          144
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $7,930       $7,664       $4,687
====================================================================================================================================

                        Deferred income taxes of approximately $436,000 ($310,000 in 1996 and $126,000 in 1995) have not been provided on undistributed earnings of a foreign joint venture in the amount of $1,246,000 ($885,000 in 1996 and $361,000 in 1995) as the earnings are considered to be permanently reinvested.


--------------------------------------------------------------------------------
Note 7                  The  Company  maintains a defined  contribution  savings
Savings Plan            plan  covering  eligible  employees.  The Company  makes
and Other               contributions   up   to   a   specific   percentage   of
Retirement Plans        participants'  contributions.  The  Company  contributed
                        approximately  $324,000,  $229,000 and $204,000 in 1996,
                        1995 and 1994, respectively.

                        In 1995, the Company instituted a Supplemental Executive Retirement Plan whereby key executives are entitled to receive lump-sum payments (or, if they elect, a ten-year payout) upon reaching the age of 65 and being in the employ of the Company. The maximum commitment if all plan members remain in the employ of the Company until age 65 is approximately $6 million. Benefits accrue and vest based on a formula which includes total years with the Company and total years possible until age 65. The plan is non-qualified and not formally funded. Life insurance policies on the members are purchased to assist in funding the cost. The deferred compensation expense is charged to operations during the remaining service lives of the members and amounted to approximately $97,000 and $82,000 in 1996 and 1995, respectively.

                        In addition, the Company adopted a Deferred Compensation Plan for Key Executives that permits the individuals to defer a portion of their annual salary or bonus for a period of at least five years. There is no effect on the Company's operating results since any amounts deferred would have previously been expensed. Amounts deferred have been included in other non-current liabilities.

--------------------------------------------------------------------------------
Note 8                  Leases
Commitments
                        The Company leases office space under long-term operating leases expiring through 2001. As of December 31, 1996, approximate minimum rental commitments were as follows:

                              Year ending                               (in thousands)
--------------------------------------------------------------------------------------
                                1997                                        $2,588
                                1998                                         2,234
                                1999                                         1,611
                                2000                                           324
                                2001                                           158
--------------------------------------------------------------------------------------
                                                                            $6,915
======================================================================================

                        Office rentals are subject to escalations based on increases in real estate taxes and operating expenses. Aggregate rent expense for operating leases approximated $2,612,000, $2,007,000 and $1,796,000 in the years ended
                        December 31, 1996, 1995 and 1994, respectively.


                        Other

                        In 1994, the Vice Chairman and Executive Vice President of the Company announced his resignation effective February 15, 1995. The Company recorded approximately $400,000 of deferred compensation in 1994 which is to be paid beginning February 1998 through 2005. The Company also agreed to retain this former officer as a consultant for a three-year period for approximately $75,000 each year and entered into a noncompetition agreement for that period. In connection with this resignation, the Company repurchased approximately 240,000 shares of common stock of the Company from this former officer for approximately $2,792,000.




--------------------------------------------------------------------------------
Note 9                  The Company's  largest client accounted for  9.8%,  7.8%
Major Client            and 9.0%,  respectively,  of the Company's  consolidated
                        revenues in 1996, 1995 and 1994. No other client accounted for more than 7% in those years.

Note 10                 For the years ended December 31, 1996 and 1995, selected
Selected Quarterly      quarterly financial data is as follows:
Financial Data
(Unaudited)

                                                                                                Quarters
------------------------------------------------------------------------------------------------------------------------------
                                                                           First         Second          Third         Fourth
------------------------------------------------------------------------------------------------------------------------------
                                                                                 (in thousands, except per share data)
                        1996
------------------------------------------------------------------------------------------------------------------------------
                        Revenues                                        $  57,031      $ 56,032       $  57,275     $  63,520
                        Direct costs                                       39,368        39,960          39,756        44,188
                        Selling, general and administrative                12,120        12,505          13,177        14,344
                        Income from operations                              5,543         3,567           4,342         4,988
                        Interest expense--net                                 (41)          (83)            (16)          (23)
                        Equity in net earnings of joint venture               213           230             200           242
                        Income before income taxes                          5,715         3,714           4,526         5,207
                        Income taxes                                        2,413         1,576           1,893         2,048
                        Net income                                      $   3,302      $  2,138       $   2,633     $   3,159
------------------------------------------------------------------------------------------------------------------------------
                        Earnings per share                                   $.20          $.13            $.16          $.19
==============================================================================================================================

                        1995
------------------------------------------------------------------------------------------------------------------------------
                        Revenues                                        $  43,867      $ 48,397       $  51,467     $  56,319
                        Direct costs                                       31,366        34,230          35,696        39,052
                        Selling, general and administrative                 9,294        10,222          10,922        11,693
                        Income from operations                              3,207         3,945           4,849         5,574
                        Interest expense--net                                (175)         (165)            (36)           11
                        Equity in net earnings of joint venture                              96             124           141
                        Income before income taxes                          3,032         3,876           4,937         5,726
                        Income taxes                                        1,350         1,711           2,133         2,470
                        Net income                                      $   1,682      $  2,165       $   2,804     $   3,256
------------------------------------------------------------------------------------------------------------------------------
                        Earnings per share                                   $.12          $.15            $.17          $.20
==============================================================================================================================

MARKET AND DIVIDEND INFORMATION


                        The Company's common stock is quoted on the Nasdaq National Market, under the symbol CHRZ. The range of high and low closing stock prices, as reported by the Nasdaq National Market, for each of the quarters for the years ended December 31, 1996 and 1995, retroactively adjusted to reflect the three-for-two common stock split declared by the Board of Directors in December 1995, is as follows:


                                                                        1996                                     1995
-------------------------------------------------------------------------------------------------------------------------------
                        Quarter                                    High         Low                        High          Low
-------------------------------------------------------------------------------------------------------------------------------
                        First                                     $38.50      $19.00                     $ 8.44        $ 5.89
                        Second                                     54.00       33.00                      10.83          7.33
                        Third                                      42.25       15.00                      15.83         10.17
                        Fourth                                     38.75       24.25                      26.67         11.50
-------------------------------------------------------------------------------------------------------------------------------

                        The Company plans to reinvest its earnings in future growth opportunities and, therefore, does not anticipate paying cash dividends in the near future and has not paid any to date. As of December 31, 1996, there were approximately 1,200 holders of record of common stock.

Computer
Horizons Corp. and
Subsidiaries
--------------------------------------------------------------------------------
CORPORATE INFORMATION

Board of  Directors

John J. Cassese
     Chairman and President
Thomas J. Berry
     Retired--AT&T
Rocco J. Marano
     Retired--Bellcore
Wilfred R. Plugge
     Retired--SRI International

Corporate

John J. Cassese
     Chairman and President
William J. Murphy
     Executive Vice President & CFO
David M. Reingold
     Vice President
Michael J. Shea
     Vice President & Controller
Mark W. Walztoni
     Vice President--Human Resources

Field Organization

Charles J. McCourt
     Senior Vice President
Barry D. Olson
     Senior Vice President
Robert J. Palmieri
     Senior Vice President
Terry C. Quinn
     Senior Vice President

Solutions Companies

Pamela A. Fredette
     President--Horizons Consulting
Arthur V. Quinlan
     Senior V.P.--Horizons Consulting
Steven J. Morgenthal
     President--Unified Systems Solutions
David M. Reingold
     Vice Chairman--Birla Horizons International
Barry D. Olson
     President--ComputerKnowledge
Edward D. Williams
     President--Strategic Outsourcing Services

Corporate and Financial
Headquarters

     49 Old Bloomfield Avenue
     Mountain Lakes, New Jersey
     07046-1495
     (201) 402-7400

Regional and Local Offices

Eastern Region
     Hartford, CT
     Washington, DC
     Pompano Beach, FL
     Boston, MA
     Iselin, NJ
     Mountain Lakes, NJ
     New York, NY
     Philadelphia, PA

Central States Region
     Atlanta, GA
     Indianapolis, IN
     Louisville,  KY
     Charlotte, NC
     Raleigh, NC
     Cincinnati, OH
     Cleveland, OH
     Columbus, OH
     Dayton, OH
     Memphis, TN
     Nashville, TN
     Dallas, TX
     Houston, TX

Midwest/West Region
     Phoenix, AZ
     Concord, CA
     Los Angeles, CA
     Colorado Springs, CO
     Denver, CO
     Cedar Rapids, IA
     Chicago, IL
     Detroit, MI
     Minneapolis, MN
     Kansas City/St. Louis, MO
     Toronto, Canada

Communications Division
     Washington, DC
     Jacksonville, FL
     Orlando, FL
     Tampa, FL
     Clark, NJ
     Dallas, TX

Birla Horizons International
     New Delhi, India
     London, England
     Sunnyvale, CA
     Iselin, NJ
     Toronto, Canada

Corporate Counsel
     Dennis M. DiVenuta, Esq.

General Counsel
     Proskauer Rose Goetz &
     Mendelsohn LLP

Auditors
     Grant Thornton LLP

Transfer Agent
     Registrar & Transfer Company
     Cranford, New Jersey

Shares Traded
     Nasdaq National Market
     Symbol--CHRZ

Options Traded
     Chicago Board Options Exchange
     Symbol--ZQH

Availability of Form 10-K A copy of the Company's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to:

Shareholder Relations
     Computer Horizons Corp.
     49 Old Bloomfield Avenue
     Mountain Lakes,
     New Jersey 07046-1495

Annual Meeting
     The Annual Meeting of Shareholders will be held at The Parsippany Hilton
     One Hilton Court
     Parsippany, New Jersey,
     on Wednesday, May 7, 1997
     at 10:00 A.M.