Form 10-K, Exhibit 13
period 1997-12-31
COMPUTER HORIZONS CORP
filed 1998-03-27
CIK 23019

Investment Highlights

           Superior Core Competency in IT Staffing

               Market Leader in Year 2000 Solution

World-Class Outsourcing and Solutions Capabilities

                   Best-of-Breed Software Products

    Long-Term Client Relationships--Repeat Business

                    Growing International Presence

    An Impressive Record of Growth, Profitability,
                            and Market Development

            Experienced and Stable Management Team




                              Background

                              Founded in 1969

                              26th Year as a Public Company

                              1997 Revenues--$335 million

                              3,600 Employees--3,100 Billable Consultants

                              Over 450 Consulting Service Clients

                              47 Offices Worldwide

                              International and Offshore Capabilities

                              Provider of Enterprise-Wide Software Products

SHAREHOLDERS' SUMMARY INFORMATION

Market Capitalization: The market capitalization of our Company exceeded $1 billion at the end of 1997 for the first time in our history. The individual value of a share of CHC stock at December 31, 1997 was almost 80% higher than the value at the end of 1996. This increase in value to our shareholders was more than three times that experienced by the Dow Jones index. The chart below depicts the growth in our market capitalization over the past five years.








[GRAPHIC-PIE CHART OF INDUSTRY PROFILE OF CLIENTS]


Industry Profile of Clients: The above chart shows the diversity of our revenue across broad industry lines, with the Telecommunications industry providing the largest percentage of our revenue, followed by the Insurance, Manufacturing and Banking and Finance groups. These industry segments tend to have very large needs for IT professionals, services and products because of their high volume of transactions, complicated business systems and regulatory environments. CHC has served these industries and their respective leaders for more than 25 years.


[GRAPHIC-CHART OF MARKET CAPITALIZATION]

Revenues: Revenues during the past five years have grown at a compounded annual rate of 26%. More importantly, the percentage of our revenue derived from our Solutions services has expanded. In 1993, Solutions revenue was $15 million or 11% of total revenue, whereas in 1997 our Solutions revenue was $110 million, accounting for 33% of our total business.

[GRAPHIC-GRAPH OF EARNINGS PER SHARE]
[GRAPHIC-GRAPH OF REVENUES]
[GRAPHIC-GRAPH OF OPERATING INCOME (MARGINS)]

Operating Income (Margins): The growth in our operating income (margins) during the past five years has been at a compounded annual rate of 51%, nearly twice the compounded rate of our revenue growth. In 1997, our operating income doubled and our margins expanded to 11.9%, excluding merger-related expenses.

EPS: Earnings per share-diluted has increased at a compounded annual rate of 50% during the past five years; more than 80% in 1997. Our number of weighted average shares increased in 1997 as a result of the additional 2.5 million shares sold at the end of our third quarter.

[GRAPHIC- PHOTO OF JOHN J. CASESE CHAIRMLAN OF THE BOARD AND PRESIDENT]


To Our Shareholders, Employees and Clients:

1997 was truly a landmark year for Computer Horizons. Financially, we had our best year ever with revenues increasing 34% to $335 million, while net earnings increased 91% to $22.6 million. For the first time, our market capitalization exceeded $1 billion at year-end, primarily resulting from a nearly 80% increase in stock price. At the close of 1997, we had approximately 3,600 employees, of which 3,100 were billable consultants.

Even more important than our financial success is our position with the investment community and IT industry, where Computer Horizons is now a leading provider of services and products. The New Jersey Technology Council formally recognized us in 1997 as "Large Company of the Year." Additionally, our Midwest Regional headquarters was awarded ISO 9002 certification and we became ITAA Year 2000 certified. These accomplishments would not have been possible without the hard work and dedication of our employees.

Clearly, our strong growth and expanding operating margins are being enhanced by our Year 2000 practice. We are a major force in assisting large organizations in their challenge to become Year 2000 compliant. The experience of our people in managing and fixing this problem, together with our proprietary tools, puts us in a category that is second to none. In our Millennium Refurbishment Centers, we continue to process massive amounts of code efficiently and accurately.

We look at 1997 not as the peak, but as the foundation from which we can move this company to new heights. In September, we completed the sale of an additional 2.5 million shares of stock, raising $84 million of new capital and doubling the equity of our company. This was done to financially position our company to achieve our goal of becoming a billion-dollar enterprise. As we move into 1998, our financial condition is looking more like a billion-dollar service company than would be expected of a $500 million entity. We are well positioned to take advantage of investment opportunities.

In 1992, senior management set certain long-range goals, one of which was to become more of a solutions company. As we close 1997, it is satisfying to realize that we have in essence achieved this target. More than one-third of our business is derived from solutions services. Our challenge today is to embrace the strategic initiatives we have established for the next three to five years. The management team in place today is eagerly pursuing this challenge.


Computer Horizons was founded on one premise: to provide value-added services and products to all our customers in all of our service and product offerings. Twenty-eight years later, this is still our credo. Our great clients are our franchise to our future success and prosperity. The high percentage of repeat business with our clients is a statistic of which we are particularly proud.

           [GRAPHIC-PHOTO OF WILLIAM J. MURPHY EXECUTIVE VICE PRESIDENT AND CEO]



As we look to 1998 and beyond, we are confident that our strategic initiatives will be achieved. We continually meet with our clients to discuss the challenges they face and earnestly work to provide the necessary solution, whether it be staff augmentation of technical professionals, project management, Year 2000 services and products, training, application development, client server, or network management.


No professional services company prospers without a dedicated and talented workforce. We are proud of our people and their accomplishments. We welcome the more than 350 employees who joined Computer Horizons as a result of the recent acquisitions of CG Computer Services, Millennium Computer Technology and Princeton Softech. We thank our employees and clients for a terrific year and look forward to 1998.


Sincerely,


/s/John J. Cassese
------------------
John J. Cassese
Chairman of the Board and President


/s/William J. Murphy
--------------------
William J. Murphy
Executive Vice President and CFO

[GRAPHIC-FOUR PHOTOS OF INDIVIDUALS]

During 1997, Computer Horizons continued to advance its status as a world-class Information Technology (IT) solutions and services firm. To carry Computer Horizons well into the next millennium, our service offerings were expanded; our marketplace was enlarged; our infrastructure was fortified; praise and awards for performance were bestowed; quality in everything we do was instilled; and strategic growth plans were put in place.

The IT marketplace continued to expand in 1997, driven largely by the need for corporate America and the world to deal with the costly problems associated with maintaining accurate computing during and after the century change. The Year 2000 problem, now commonly known as the "millennium bug," continues to plague our customers and virtually all computer users. New estimates of the price tag could well exceed the previous plateau of $600 billion worldwide. But with huge problems come great opportunities, and Computer Horizons' Signature 2000(TM) continues to be the solution chosen by many of the most significant companies around the world.

This Year 2000-related expansion of opportunity is also furthering a shortage of experienced data processing professionals, as greater numbers of staff are needed to participate in the millennium solution. Computer Horizons' highly experienced staffing services are now being sought after by a growing list of Fortune 500 companies that must fill the resource gap. Further, the Giga Information Group estimates that as many as 40% of Fortune 500 companies have not yet even begun to address the problem.

As a client-driven firm, we continue to seek advice from our customers as we ready new services and products to meet emerging needs. As has been our practice, each client is viewed as a franchise. Therefore, as clients select a CHC offering, we strive to introduce each client to all our services, expanding our partnership and our value. We invite you, our shareholders, to survey our vision for progress using the accomplishments of 1997 as the starting point.

Financially,  1997  was an  historic,  record-breaking  year  for  our  company.
Shareholders for the full year saw the value of their holdings increase by nearly 80%. Our stock outperformed the Dow Jones and the Nasdaq by a factor of three. The confidence shown

                            International Expansion

                            Partnerships for Growth
by our investors was rewarded with record revenues, record earnings and record returns. By the end of 1997, our market capitalization broke through the billion dollar level, where it has remained.

                                            [GRAPHIC-FOUR PHOTOS OF INDIVIDUALS]

The investment community is taking increasing interest in our company. The number of firms whose analysts are covering Computer Horizons has risen to nine. Our company was included in reports appearing in most major investment magazines, cable outlets and on-line services. As a result of our strong performance, high investor recognition and confidence, our follow-on common stock offering was a success. An investment banking group led by BT Alex Brown raised $84,000,000 in our September 26th offering.

Late in 1997, we completed our first two acquisitions as part of a strategic expansion plan. On December 19, 1997, Computer Horizons acquired CG Computer Services, a Los Angeles-headquartered IT provisioning and staffing solutions company, in a transaction accounted for as a pooling of interests. Although primarily serving West Coast-based Fortune 500 customers, CG had expanded in recent years by adding offices and clients in Chicago, IL and Parsippany, NJ. On December 31st, we completed our second acquisition, Millennium Computer Technology, a Chattanooga, TN-based IT staffing and solutions company.

In the fourth quarter of 1997, our Solutions Division received ITAA*2000 Certification from the Information Technology Association of America. Certification is the IT industry's evaluation program which examines the process and methods used by member companies to perform Year 2000 software conversions. This stamp of approval from a neutral and objective third party is a significant indicator of the quality incorporated into the services we proudly perform.

In 1995, we reported to you that quality was a primary objective in everything your company does. To further that goal, we created a Quality Management initiative to develop a Total Quality program. In 1996, we received the highly coveted "Q1" Quality Award from the Ford Motor Company after exceeding their rigorous quality standard. In 1997, we once again advanced in our quest for excellence when our Midwest Regional headquarters was awarded the important ISO 9002 status, passing the quality examination on the first try. These initial rewards are reflective of our company's ongoing commitment to the highest quality standards. We will now go

[GRAPHIC-PHOTOS OF FOUR INDIVIDUALS]

forward with a program to have other areas of our company certified as well.

During the past few years, Computer Horizons has taken its first steps toward international expansion. This year we truly became an international IT company. In North America, we established a Canadian subsidiary, Computer Horizons (Canada) Corp., based in Toronto. By the end of 1997 we added a Millennium Refurbishment Center (MRC) in Toronto to facilitate Year 2000 outsourcing. Although this full-service facility will handle Canadian and Year 2000 computing demands, it is part of the broader international expansion plan to position Computer Horizons to win outsourcing contracts worldwide.

In Europe, CHC International Limited was created and based in London. During the year, CHC staff were working on several projects in European countries. The expansion into Europe was rewarded quickly when our company received a Year 2000 solutions contract from Norwich Union, Ireland, one of the United Kingdom's largest insurance and financial services companies. Internationally, we are today providing a growing clientele with a myriad of solutions that include full lifecycle Year 2000 services and various other IT solutions and staffing services. These strong initial steps in expanding outside the United States place Computer Horizons firmly on the path to the globalization of our company.

This past year also brought strategic changes and additions to the company's infrastructure, organization and management team, as well as enhancements to several of our service offerings. We added strategically to our off-site outsourcing capabilities by building two new facilities in Toronto and in New Jersey. Our network of 47 offices worldwide enables us to offer our products and services in new and broader geographies.

In our continuing effort to enable clients to avail themselves of all we offer, two of our solutions business units, Enterprise Management and Document Imaging groups, were consolidated into the existing Solutions Division as separate practices or "Centers of Excellence." This unified image in the marketplace enables us to leverage all our contacts and expand each other's existing client base. It will also enable new clients to better understand the breadth of our offerings as we move beyond the century change.

                             Solutions Capabilities

                               Market Leadership

                                            [GRAPHIC-PHOTOS OF FIVE INDIVIDUALS]


During 1997, we introduced several new or enhanced solution and staffing products and services to fill out our offerings. In the Year 2000 area, two new components were successfully introduced into our industry leading solution, Signature 2000. Computer Horizons was the first major solutions provider to introduce a comprehensive service to bring Distributed (or "Desktop") computing environments into Year 2000 compliance. With an estimated 100 million PCs in existence and the proliferation of open systems, companies must bring hardware, software, operating systems, communications software, spreadsheets and databases into compliance, representing a significant opportunity for Computer Horizons.

At the core of every Year 2000 project which Computer Horizons manages is our internally developed proprietary Signature 2000 toolset. During the year, we announced that our toolset is available on a licensed basis, independent of our services. The toolset has clearly proven its functionality and robustness by the successful assessment of hundreds of millions of lines of code to date. A client purchasing this proven toolset is able to support a full lifecycle, end-to-end solution using almost any remediation strategy. As the time to repair
"mission-critical" systems shortens, it becomes essential to test growing inventories of remediated code. Computer Horizons recently introduced a full testing solution that reduces the total work effort required to test the corrected applications. Our comprehensive, risk-driven testing process focuses on business and technical risks while reducing the total work effort required. These enhancements, coupled with the doubling of our off-site capacity, insure that the Computer Horizons' Signature 2000 solution will continue to be the choice of many of the largest companies on the Fortune 500 list.


In the Enterprise Management area, our newly introduced Momentum series is allowing clients to quickly implement Help Desk, Network Management/ Monitoring and Systems Management solutions. The Momentum series combines best-in-class vendor products with Computer Horizons project management, methodologies and resources. CHC's Momentum series allows clients to rapidly improve control of their environment, while also setting the foundation for ongoing improvements. Most companies realize almost immediate savings and a positive return on their investments.

During 1997, Computer Horizons and its management received praise, media attention and awards for quality, financial performance, growth, offerings and its contribution to expanding opportunity and employment. We are proud to share this sampling with our shareholders. After several preliminary rounds and eliminations, John Cassese, CEO, received the coveted New Jersey "Entrepreneur of the Year" award, in the Masters category, from a prestigious group headed by Ernst and Young LLP. Computer Horizons' long commitment to New Jersey, where we now employ almost 1000 of our professionals, and to technical excellence by instilling quality in everything we do, was recognized by the New Jersey Technology Council as the "Large Company of the Year."

Management of Computer Horizons has a strong vision for the future of your company that is being propelled by past accomplishments and lessons learned over our 28-year history. We will evolve Computer Horizons into becoming the leading provider of comprehensive IT solutions and staffing services to major corporations around the globe. To achieve this status, we will offer the matchless combination of methodology, leading-edge technology-based products, comprehensive and flexible solutions, and a world-class cadre of proven resources.

The following are the key strategies we will employ to achieve our goals:

  o  Leverage  Customer  Relationships and Expand the Client Base
  o  Maintain Our  Leadership  Position in Staffing
  o  Expand Year 2000  Offerings and Business
  o  Grow and  Enhance  Our  Solutions  Business
  o  Expand  Our Geographic Presence
  o  Enhance Our Product and Service Offerings

--------------------------------------------------------------------------------

At Computer Horizons, our most important asset continues to be our people.


Page 4; Clockwise: Thomas Culmone, Lisa Matkowski, John Paul Cassese, Craig Barbret.

Page  7;  Clockwise:  Arlene  Brady,  Thimmaiah  Biddanda,  Donna  Smiley,  Sean
O'Donnell.

Page 8; Clockwise: Mary Clementi, Brian Soderholm, Janet-Lee Hatt, William Barlow, Robert Farrell.

Page 11; Clockwise: Robi Scheidt, Edward Stengel, Kim Heinz, Thomas Geist, Michael Gange.

SELECTED FINANCIAL DATA

                                                         Year Ended December 31,
                                      1997          1996          1995          1994          1993
---------------------------------------------------------------------------------------------------------------------------
                                              (dollars in thousands, except per share data)
Revenues                             $334,729     $249,152       $213,165      $163,987     $131,936
Costs and expenses:
  Direct costs                        224,123      172,734        148,530       115,835       94,719
  Selling, general and
    administrative                     70,741       56,903         46,156        36,724       29,635
  Merger-related expenses                 976
Income from operations                 38,889       19,515         18,479        11,428        7,582
Other income (expense):
  Interest income                       1,543          307            266            53          235
  Interest expense                       (263)        (480)          (642)         (710)        (840)
  Equity in net earnings of
    joint venture                          13          885            361
Income before income taxes             40,182       20,227         18,464        10,771        6,977
  Income taxes                         17,538        8,363          8,039         4,852        3,228
---------------------------------------------------------------------------------------------------------------------------

Net Income                           $ 22,644     $ 11,864       $ 10,425       $ 5,919      $ 3,749
===========================================================================================================================

Earnings per share:
  Basic                                  $.88         $.48           $.46          $.29         $.17
===========================================================================================================================

  Diluted                                $.84         $.46           $.44          $.27         $.17
===========================================================================================================================

Weighted average number
of shares outstanding:
  Basic                            25,680,000   24,493,000     22,425,000    20,559,000   22,160,000
===========================================================================================================================

  Diluted                          27,102,000   26,028,000     23,931,000    21,962,000   23,074,000
===========================================================================================================================

Analysis (%)
Revenues                                  100.0%       100.0%         100.0%        100.0%       100.0%
  Gross margin                             33.0         30.7           30.3          29.4         28.2
  Selling, general and
    administrative                         21.1         22.9           21.6          22.4         22.4
  Merger-related expenses                    .3
Income from operations                     11.6          7.8            8.7           7.0          5.8
  Interest income/(expense), net             .4          (.1)           (.2)          (.4)         (.5)
  Equity in net earnings of
    joint venture                          --             .4             .2
Income before income taxes                 12.0          8.1            8.7           6.6          5.3
  Income taxes                              5.2          3.3            3.8           3.0          2.4

Net Income                                  6.8          4.8            4.9           3.6          2.9
Revenue growth YOY                         34.3         16.9           30.0          24.3         18.1
Net income growth YOY                      90.9         13.8           76.1          57.9         71.9
Return on equity, average                  17.9         18.7           24.0          20.6         11.5
Effective tax rate                         43.6         41.3           43.5          45.0         46.3

At year-end
Total assets                         $211,601      $91,760        $78,794       $51,103      $42,347
Working capital                       157,413       52,761         40,779        21,558       18,522
Long-term debt                             --        1,432          3,299         4,288        6,093
Shareholders' equity                  182,532       70,993         55,814        30,947       26,504

Stock price                            $45.50       $25.67         $16.89         $4.00        $2.32
P/E multiple                               52           53             37            14           14

Employees*                              3,630        3,102          2,668         2,289        1,749
Clients (during year)*                    499          508            492           501          493
Offices (worldwide)                        47           47             43            37           34
===========================================================================================================================

*Does  not  include  Birla  Horizons   International  and  Millennium   Computer
Technology, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
The following table sets forth certain operating data as a percentage of consolidated revenues for the periods indicated. All percentages include the operations of CG Computer Services Corp., acquired by Computer Horizons Corp. ("the Company") on December 19, 1997. This acquisition has been accounted for as a pooling of interests. Comparisons with prior years are based on restated combined results:


                                                                           Year Ended December 31,
                                                                     1997            1996            1995
---------------------------------------------------------------------------------------------------------
     Revenues                                                       100.0%          100.0%         100.0%
     Costs and expenses:
       Direct costs                                                  67.0            69.3           69.7
       Selling, general and administrative                           21.1            22.9           21.6
       Merger-related expenses                                        0.3
     Income from operations                                          11.6             7.8            8.7
     Other income (expense):
       Interest income/(expense), net                                 0.4            (0.1)          (0.2)
       Equity in net earnings of joint venture                         --             0.4            0.2
     Income before income taxes                                      12.0             8.1            8.7
     Income taxes:
       Current                                                        5.5             3.5            4.0
       Deferred                                                      (0.3)           (0.2)          (0.2)
     Net income                                                       6.8             4.8            4.9
----------------------------------------------------------------------------------------------------------

Year Ended December 31,
1997 Compared to
Year Ended
December 31, 1996

Revenues

Revenues increased to $334.7 million in the year ended December 31, 1997 from $249.2 million in the year ended December 31, 1996, an increase of $85.5 million, or 34%. Staffing revenues increased to $224.5 million in the year ended December 31, 1997 from $186.0 million in the year ended December 31, 1996, an increase of $38.5 million or 21%. Revenues from the acquisition of CG Computer Services Corp. amounted to approximately $17.4 million in 1997 and $15.3 million in 1996. Solutions revenues, including Year 2000 services, increased to $110.3 million in the year ended December 31, 1997 from $63.2 million in the year ended December 31, 1996, an increase of $47.1 million or 75%. Year 2000 services revenues increased to $72.1 million in the year ended December 31, 1997, an increase of $61.7 million from $10.4 million in the year ended December 31, 1996. The Company's Year 2000 business accounted for approximately 22% of total revenues in the year ended December 31, 1997 versus approximately 4% of total revenues in 1996. Solutions revenues, excluding Year 2000 services, decreased to $38.1 million for the year ended December 31, 1997 from $52.7 million for the year ended December 31, 1996, a decrease of $14.6 million or 28%. The Company's solutions revenues were impacted by a shift in client demand, the Company's increased focus on its Year 2000 business, as well as the unexpected termination of a large contract in the second quarter of 1996.

Direct Costs

Direct costs increased to $224.1 million in the year ended December 31, 1997 from $172.7 million in the year ended December 31, 1996. Gross margin increased to 33.0% in the year ended December 31, 1997 from 30.7% in the year ended
December 31, 1996. The increase in gross margin was primarily due to stable margins in the Company's staffing business and an increase in the Company's higher margin Year 2000 business.


Selling, General and Administrative

Selling, general and administrative expenses (excluding merger-related expenses) increased to $70.7 million in the year ended December 31, 1997 from $56.9 million in the year ended December 31, 1996, an increase of $13.8 million or 24.2%. As a percentage of revenues, selling, general and administrative expenses decreased to 21.1% of revenues in the year ended December 31, 1997 from 22.9% of revenues in the year ended December 31, 1996. The increase in selling, general and administrative expenses in absolute dollars was primarily a result of salaries and commissions for additional sales and recruiting personnel and, to a lesser extent, growth in Computer Horizons' administrative infrastructure. In the fourth quarter of 1997, the Company incurred merger-related expenses of approximately $1.0 million or 0.3% of revenues.


Income from Operations

Operating margins increased to 11.6% in the year ended December 31, 1997 from 7.8% in the year ended December 31, 1996. This increase was primarily due to an increase in the Company's higher margin Year 2000 business and lower selling, general and administrative expenses as a percentage of revenue. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as to payroll costs.


Other Income

Other income increased to $1.3 million in the year ended December 31, 1997 from $0.7 million in the year ended December 31, 1996, an increase of $0.6 million or 82%. This increase was primarily the result of increased interest income resulting from the follow-on offering of approximately $84 million completed in the third quarter of 1997. This increase was partially offset by a decrease in earnings from the Company's Birla Horizons Joint Venture. The Joint Venture's decreased earnings in the year ended December 31, 1997 were primarily due to costs associated with increased headcount, particularly in marketing and project management personnel as it expanded its solutions business.


Provision for Income Taxes

The effective tax rate for Federal, state and local income taxes was 43.6% and 41.3% in the years ended December 31, 1997 and 1996, respectively. The increase in the 1997 effective tax rate was partially due to certain non-deductible merger-related expenses incurred in the fourth quarter of 1997. The 1997 rate also reflects a decrease in undistributed earnings of the Joint Venture, for which taxes were not provided.


Net Income

Net income increased to $22.6 million in the year ended December 31, 1997 from $11.9 million in the year ended December 31, 1996, an increase of $10.7 million, or 90%. Net income per share (diluted) increased to $0.84 in the year ended December 31, 1997 from $0.46 in the year ended December 31, 1996 on higher weighted average shares outstanding (27.1 million in 1997 versus 26.0 million in 1996). The effect of merger-related expenses amounted to $.03 per share in 1997. All net income per share and share amounts have been adjusted to reflect a three-for-two common stock split, effected as a 50% stock distribution, distributed on June 9, 1997.

--------------------------------------------------------------------------------

Year Ended December 31,
1996 Compared to
Year Ended
December 31, 1995

Revenues

Revenues increased to $249.2 million in the year ended December 31, 1996 from $213.2 million in the year ended December 31, 1995, an increase of $36.0 million, or 17%. Staffing revenues increased to $186.0 million in the year ended December 31, 1996 from $154.0 million in the year ended December 31, 1995, an increase of $32.0 million or 21%. Revenues from the acquisition of CG Computer Services Corp. amounted to approximately $15.3 million in 1996 and $13.1 million in 1995. Solutions revenues, including Year 2000 services, increased to $63.2 million in the year ended December 31, 1996 from $59.1 million in the year ended December 31, 1995, an increase of $4.1 million or 7%. Year 2000 revenues increased to $10.4 million in the year ended December 31, 1996 from nil in the year ended December 31, 1995. Solutions revenues, excluding Year 2000 services, decreased to $52.7 million in the year ended December 31, 1996 from $59.1 million in the year ended December 31, 1995, a decrease of $6.4 million or 11%. The decrease in solutions revenues, excluding Year 2000 services, was primarily related to the unexpected termination of a large contract in the second quarter of 1996.

Direct Costs

Direct costs increased to $172.7 million in the year ended December 31, 1996 from $148.5 million in the year ended December 31, 1995. Gross margin increased to 30.7% in the year ended December 31, 1996 from 30.3% in the year ended
December 31, 1995. The increase in gross margin was primarily due to stable margins in the Company's staffing business and an increase in Computer Horizons' higher margin Year 2000 business. The Company's margins are subject to fluctuation due to a number of factors, including the level of salary and other compensation-related expenses necessary to attract and retain qualified technical personnel and the mix of staffing versus solutions business during the year.


Selling, General and Administrative

Selling, general and administrative expenses increased to $56.9 million in the year ended December 31, 1996 from $46.2 million in the year ended December 31, 1995, an increase of $10.7 million or 23.2%. As a percentage of revenues, selling, general and administrative expenses increased to 22.9% in the year ended December 31, 1996, from 21.6% in the year ended December 31, 1995. The increase in selling, general and administrative expenses in 1996 was primarily a result of salaries and commissions for additional personnel, infrastructure necessary to pursue large, high-profile opportunities, and marketing expenses incurred to raise the Company's visibility through public relations, trade shows and conferences.


Income from Operations

Income from operations increased to $19.5 million in the year ended December 31, 1996 from $18.5 million in the year ended December 31, 1995, an increase of $1.0 million or 5.4%. Operating margins decreased to 7.8% in the year ended December 31, 1996 from 8.7% in the year ended December 31, 1995. The increase in absolute dollars was attributable to increased revenues and improved gross margins, offset by the impact of the unexpected termination of a large contract in the second quarter of 1996 and the increase in selling, general and administrative expenses in 1996. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as to payroll costs.


Other Income

Other income increased to $0.7 million in the year ended December 31, 1996 from nil in the year ended December 31, 1995. This increase was primarily a result of reduced interest expense as Computer Horizons reduced its outstanding debt with a portion of the net proceeds from its June 1995 follow-on offering and by the increased earnings of the Joint Venture.


Provision for Income Taxes

The effective tax rate for Federal, state and local income taxes was 41.3% and 43.5% in the years ended December 31, 1996 and 1995, respectively. The 1996 rate reflects an increase in undistributed earnings of the Joint Venture for which taxes have not been provided.

Net Income

Net income increased to $11.9 million in the year ended December 31, 1996 from $10.4 million in the year ended December 31, 1995, an increase of $1.5 million or 14.4%. Net income increased to $0.46 per share (diluted) in the year ended December 31, 1996 from $0.44 per share (diluted) in the year ended December 31, 1995. All net income per share and share amounts have been adjusted to reflect a three-for-two common stock split, effected as a 50% stock distribution, distributed on June 9, 1997.

--------------------------------------------------------------------------------
Liquidity  and
Capital  Resources

Since 1995, Computer Horizons has financed its operations primarily through cash generated from operations and the public sale of its common stock. At December 31, 1997, the Company had $157.4 million in working capital, of which $101.8 million was cash, cash equivalents and short-term investments (including $83.7 million of net proceeds of its public offering of common stock completed on September 23, 1997). There were no borrowings under its bank lines of credit.

Net cash provided by operating activities was $14.2 million, $5.3 million and $2.2 million, for the years ended December 31, 1997, 1996 and 1995, respectively, consisting primarily of net income, offset in part by an increase in accounts receivable.

Net cash used in investing activities was $22.0 million, $2.5 million and $6.2 million in the years ended December 31, 1997, 1996 and 1995, respectively. Net cash used in investing activities in 1997 consisted primarily of the purchase of short-term investments. In addition, on December 31, 1997, the Company acquired the assets of Millennium Computer Technology ("Millennium"), a Chattanooga-based IT services provider, for approximately $5 million. Net cash used in investing activities in the year ended December 31, 1996 consisted primarily of purchases of furniture and equipment. Net cash used in investing activities in 1995 consisted primarily of approximately $3.0 million of additional goodwill resulting from earn-out provisions in connection with Computer Horizons' acquisition of Unified Systems Solutions, Inc. and Strategic Outsourcing Services, Inc., the purchase of furniture and equipment and the establishment of client-specific outsourcing centers.

Net cash provided by financing activities was $84.4 million and $11.1 million in the years ended December 31, 1997 and December 31, 1995, respectively, consisting primarily of $83.7 million and $13.3 million in net proceeds from the Company's public offerings of common stock, offset in part by the repayment following the offering of outstanding bank debt of $6.0 million in 1995. For the year ended December 31, 1996, net cash used in financing activities was $0.7 million, resulting primarily from the scheduled repayment of long-term debt.

At December 31, 1997, the Company had a current ratio position of 6.9 to 1, no long-term debt and no outstanding borrowings under its two unsecured discretionary lines of credit of $15.0 million and $10.0 million. Computer Horizons also has outstanding two notes, each bearing interest at a rate of 9.55%. As of December 31, 1997, approximately $1.4 million remained outstanding under the notes and will become due on April 15, 1998.

The Company's accounts receivable were $79.5 million and $56.4 million at December 31, 1997 and December 31, 1996, respectively. Days sales outstanding were 75 days at December 31, 1997 and 77 days at December 31, 1996, based on fourth quarter sales.

The Company is currently implementing a new firmwide accounting/information system. In addition to being Year 2000 compliant, the system will support the Company's future growth. The implementation is expected to be completed in late 1998, and the related cost is not expected to have a material impact on the Company's financial condition or results of operations.

The Company believes that its cash and cash equivalents and short-term investments, lines of credit and internally generated funds will be sufficient to meet its working capital needs through 1998.

AUDITORS' REPORT


Report of
Independent            [Grant Thornton - logo]
Certified Public
Accountants



Board of Directors and Shareholders
Computer Horizons Corp.


We have audited the accompanying consolidated balance sheets of Computer Horizons Corp. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Computer Horizons Corp. and Subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





/s/GRANT THORNTON LLP
---------------------
GRANT THORNTON LLP


Parsippany, New Jersey
January 29, 1998
(except for Note 2, as to which
the date is February 27, 1998)

CONSOLIDATED STATEMENTS OF INCOME
                                                                    Year Ended December 31,
                                                             1997             1996             1995
---------------------------------------------------------------------------------------------------------------------------
                                                         (dollars in thousands, except per share data)
Revenues                                                    $334,729         $249,152         $213,165
---------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
  Direct costs                                               224,123          172,734          148,530
  Selling, general and administrative                         70,741           56,903           46,156
  Merger-related expenses                                        976
---------------------------------------------------------------------------------------------------------------------------
                                                             295,840          229,637          194,686
---------------------------------------------------------------------------------------------------------------------------

Income from operations                                        38,889           19,515           18,479
---------------------------------------------------------------------------------------------------------------------------
Other income (expense):
  Interest income                                              1,543              307              266
  Interest expense                                              (263)            (480)            (642)
  Equity in net earnings of joint venture (Note 4)                13              885              361
---------------------------------------------------------------------------------------------------------------------------
                                                               1,293              712              (15)
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                    40,182           20,227           18,464
---------------------------------------------------------------------------------------------------------------------------

Income taxes (Notes 1 and 7):
  Current                                                     18,485            8,737            8,533
  Deferred                                                      (947)            (374)            (494)
---------------------------------------------------------------------------------------------------------------------------
                                                              17,538            8,363            8,039
---------------------------------------------------------------------------------------------------------------------------

Net Income                                                  $ 22,644         $ 11,864         $ 10,425
===========================================================================================================================

Earnings per share (Notes 1 and 8):
  Basic                                                         $.88             $.48             $.46
===========================================================================================================================

  Diluted                                                       $.84             $.46             $.44
===========================================================================================================================

Weighted average number of shares outstanding:
  Basic                                                   25,680,000       24,493,000       22,425,000
===========================================================================================================================

  Diluted                                                 27,102,000       26,028,000       23,931,000
===========================================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

                                                                                                             December 31,
                                                                                                          1997          1996
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (dollars in thousands)
Assets                  Current assets:
                           Cash and cash equivalents                                                    $ 88,633       $11,993
                           Short-term investments (Note 1)                                                13,165            --
                           Accounts receivable (Note 3)                                                   79,526        56,378
                           Deferred income tax benefit (Note 7)                                            1,818         1,119
                           Other                                                                           1,087           979
-------------------------------------------------------------------------------------------------------------------------------
                                 Total current assets                                                    184,229        70,469
-------------------------------------------------------------------------------------------------------------------------------


                        Property and equipment:
                           Furniture, equipment and other                                                 12,479         9,685
                           Less accumulated depreciation                                                   7,101         5,389
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           5,378         4,296
-------------------------------------------------------------------------------------------------------------------------------


                        Other assets - net:
                           Goodwill (Note 1)                                                              17,090        13,322
                           Deferred income tax benefit (Note 7)                                              816           568
                           Other (Note 4)                                                                  4,088         3,105
------------------------------------------------------------------------------------------------------------------------------
                                                                                                          21,994        16,995
------------------------------------------------------------------------------------------------------------------------------
                                 Total Assets                                                           $211,601       $91,760
==============================================================================================================================

The accompanying notes are an integral part of these statements.

                                                                                                             December 31,
                                                                                                          1997         1996
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       (dollars in thousands)
Liabilities and         Current liabilities:
Shareholders'              Current portion of long-term debt (Note 5)                                    $ 1,432      $ 1,867
Equity                     Accrued payroll, payroll taxes and benefits                                    17,526       12,775
                           Accounts payable                                                                1,830        1,217
                           Income taxes payable                                                            3,394        1,100
                           Other accrued expenses                                                          2,634          749
-----------------------------------------------------------------------------------------------------------------------------
                                 Total current liabilities                                                26,816       17,708
-----------------------------------------------------------------------------------------------------------------------------
                        Long-term debt (Note 5)                                                               --        1,432
-----------------------------------------------------------------------------------------------------------------------------
                        Other liabilities (Note 9)                                                         2,253        1,627
-----------------------------------------------------------------------------------------------------------------------------
                        Commitments (Note 10)
-----------------------------------------------------------------------------------------------------------------------------

                        Shareholders' equity:
                           Preferred stock,  $.10 par;  authorized and unissued,
                             200,000 shares, including 50,000 Series A
                           Common stock, $.10 par; authorized, 60,000,000
                             shares; issued 29,360,069 shares and 26,485,029
                             shares at December 31, 1997 and 1996, respectively                            2,936        2,648
                           Additional paid-in capital                                                    117,718       29,887
                           Retained earnings                                                              75,750       53,106
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                         196,404       85,641
                           Less shares held in treasury, at cost; 1,692,253 shares and
                             1,786,883 shares at December 31, 1997 and 1996, respectively                (13,872)     (14,648)
-----------------------------------------------------------------------------------------------------------------------------
                                 Total shareholders' equity                                              182,532       70,993
-----------------------------------------------------------------------------------------------------------------------------
                                 Total Liabilities and Shareholders' Equity                             $211,601     $ 91,760
=============================================================================================================================

21

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                          Common stock          Additional                  Treasury stock
                                                        -------------------      paid-in    Retained      ------------------
                                                        Shares       Amount      capital    earnings      Shares      Amount
-----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1997, 1996 and 1995                                   (dollars in thousands)
Balance, December 31, 1994,
  as previously reported                                 7,739,576   $   774    $  13,940     $29,851     1,786,883   $14,648

  Pooling of interests with
    CG Computer Services
    Corporation                                            167,901        17           46         966
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994, as restated                  7,907,477       791       13,986      30,817     1,786,883    14,648

  Three-for-two stock split declared:
    April 1995                                           3,086,949       309         (309)
    December 1995                                        5,332,803       533         (533)

  Stock options exercised                                  318,063        32        1,138

  Sale of common stock, net of expenses                  1,140,000       114       13,159

  Net income for the year                                                                      10,425
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                              17,785,292     1,779       27,441      41,242     1,786,883    14,648

  Stock options exercised                                  467,022        46        1,680

  Tax benefits related to stock option plans                                        1,589

  Net income for the year                                                                      11,864
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                              18,252,314     1,825       30,710      53,106     1,786,883    14,648

  Three-for-two stock split declared May 1997            8,232,715       823         (823)

  Stock options exercised                                  375,040        38        1,759                   (94,630)     (776)

  Tax benefits related to stock option plans                                        2,610

  Sale of common stock, net of expenses                  2,500,000       250       83,462

  Net income for the year                                                                      22,644
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                              29,360,069    $2,936     $117,718     $75,750     1,692,253   $13,872
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.
22

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Year Ended December 31,
                                                                   1997           1996          1995
---------------------------------------------------------------------------------------------------------------------------
                                                                             (in thousands)
Cash flows from operating activities
  Net income                                                      $ 22,644        $11,864      $10,425
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Deferred taxes                                                  (947)          (374)        (494)
      Depreciation                                                   1,711          1,216          704
      Amortization of intangibles                                      602            587          505
      Provision for bad debts                                          575             54          170
  Changes in assets and liabilities, net of acquisitions:
      Accounts receivable                                          (22,829)        (9,869)     (14,768)
      Other current assets                                            (108)            13         (519)
      Accrued payroll, payroll taxes and benefits                    4,751          1,555        3,266
      Accounts payable                                                 371           (582)       1,198
      Income taxes payable                                           4,904            959          725
      Other accrued expenses                                         1,885           (637)         578
      Other liabilities                                                626            465          424
---------------------------------------------------------------------------------------------------------------------------

        Net cash provided by operating activities                   14,185          5,251        2,214
---------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
  Purchases of furniture and equipment                              (2,363)        (1,373)      (1,521)
  Acquisitions, net of cash                                         (5,467)          (363)      (2,966)
  Change in other assets                                              (968)          (761)      (1,673)
  Purchases of short-term investments                              (13,165)
---------------------------------------------------------------------------------------------------------------------------

        Net cash used in investing activities                      (21,963)        (2,497)      (6,160)
---------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Notes payable--banks, net                                                                      (3,200)
  Long-term debt                                                    (1,867)        (2,385)        (168)
  Stock options exercised                                            2,573          1,727        1,170
  Proceeds from issuance of stock                                   83,712                      13,273
---------------------------------------------------------------------------------------------------------------------------

        Net cash provided by (used in) financing activities         84,418           (658)      11,075
---------------------------------------------------------------------------------------------------------------------------

        Net increase in cash and cash equivalents                   76,640          2,096        7,129
Cash and cash equivalents at beginning of year                      11,993          9,897        2,768
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                          $ 88,633        $11,993      $ 9,897
===========================================================================================================================

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                       $   236         $  443       $  608
    Income taxes                                                    12,950          7,592        6,840
===========================================================================================================================

Details of Acquisition:
  Fair value of assets                                            $  5,590
  Liabilities                                                          242
---------------------------------------------------------------------------------------------------------------------------

  Cash paid for acquisition                                       $  5,348
===========================================================================================================================

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of
Significant
Accounting
Policies

December 31, 1997, 1996 and 1995

Description of Business

Computer Horizons Corp. is a diversified information technology services company that provides clients with resource augmentation and advanced technology solutions to business problems through applications development, client/server migration, network management, emerging technologies, and legacy systems maintenance, including its solution to the millennium date-change problem, Computer Horizons' Signature 2000(TM).

Principles of Consolidation

The consolidated financial statements include the accounts of Computer Horizons Corp. and its wholly-owned subsidiaries (the "Company"). The Company's investment in a joint venture (Note 4) is accounted for under the equity method of accounting. All material intercompany accounts and transactions have been eliminated.

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

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments with a maturity of three months or less at the time of purchase and consist of the following at December 31:

                                                                                                           1997         1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (in thousands)

                        Cash                                                                              $ 3,448      $ 2,053
                        Money market funds                                                                 45,460        5,926
                        Commercial paper                                                                   21,924        1,247
                        Demand obligations                                                                 17,801        2,767
------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $88,633      $11,993
==============================================================================================================================

Short-term Investments

The Company classifies investments with an original maturity of more than three months at the time of purchase as short-term investments. Short-term investments are classified as held-for-sale and carried at cost, which approximates fair value. At December 31, 1997, short-term investments maturing within one year consist of:

                                                                                                                        Fair
                                                                                                           Cost         value
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (in thousands)
                        Commercial paper                                                                  $ 8,711      $ 8,711
                        Corporate bonds                                                                     2,452        2,450
                        Government bonds                                                                    2,002        2,000
------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $13,165      $13,161
==============================================================================================================================

24

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, regardless of the degree of such risk, consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company invests the majority of its excess cash in money market funds, commercial paper and demand obligations of high-credit, high-quality financial institutions or companies, with certain limitations as to the amount that can be invested in any one entity.

The Company maintains its cash balances principally in three financial institutions located in New York, New Jersey and California. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 for each entity at each institution. At December 31, 1997, uninsured amounts held at these financial institutions total approximately $7,312,000.

The Company's customers are generally very large, Fortune 500 companies in many industries and with wide geographic dispersion. The Company's largest customer accounts for approximately 4% of billed accounts receivable at December 31, 1997. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

The Company's largest client accounted for 11.7%, 9.2% and 7.3%, respectively, of the Company's consolidated revenues in 1997, 1996 and 1995. No other client accounted for more than 8% in those years.

Fair Value of Financial Instruments

The carrying value of financial instruments (principally consisting of cash and cash equivalents, short-term investments, accounts receivable and payable and long-term debt) approximates fair value because of the short maturities or, as to long-term debt, the rates currently offered to the Company.

Property and Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Goodwill

Goodwill, the cost in excess of the net assets of acquired businesses, is being amortized by the straight-line method, primarily over thirty years. Accumulated amortization is $4,523,000 and $3,921,000 at December 31, 1997 and 1996,
respectively. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of income generated, to determine that no impairment has occurred.

Income Taxes

The Company and its domestic subsidiaries file a consolidated Federal income tax return. The foreign subsidiaries file in each of their local jurisdictions.

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

The Company intends to permanently reinvest the unremitted earnings at December 31, 1997 from its foreign corporate joint venture and, accordingly, has not provided deferred taxes on these amounts. The Company's Canadian and United Kingdom subsidiaries have no unremitted earnings at December 31, 1997.

Earnings Per Share

In 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires public companies to present basic earnings per share and, if applicable, diluted earnings per share. In accordance with SFAS No. 128, all comparative periods have been restated as of December 31, 1997. Basic EPS is based on the weighted average number of common shares outstanding without consideration of common stock equivalents. Diluted earnings per share is based on the weighted average number of common and common equivalent shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year.

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

New Accounting Pronouncements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," governing the reporting and display of comprehensive income and its components, and Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information," requiring that all public businesses report financial and descriptive information about their reportable operating segments. Both statements are applicable to fiscal years beginning after December 15, 1997. The impact of adopting SFAS No. 130 is not expected to be material to the consolidated financial statements or notes to consolidated financial statements. Management is currently evaluating the effect of SFAS No. 131 on consolidated financial statement disclosures.

--------------------------------------------------------------------------------
Note 2
Acquisitions

On December 31, 1997, the Company acquired, for approximately $5 million cash, certain assets from Millennium Computer Technology, Inc. ("Millennium"), a Chattanooga-based IT services provider. The acquisition was recorded under the purchase method of accounting. Had the acquisition of Millennium occurred on January 1, 1997, the effect on revenues and net income would have been immaterial.

On December 19, 1997, the Company acquired all the common stock of CG Computer Services Corporation ("CG") in exchange for 566,666 shares of Computer Horizons common stock. CG provides IT provisioning and staffing solutions with offices in San Francisco, Los Angeles, Chicago, and Parsippany, New Jersey. This transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of CG.

The reconciliation below details the effects of the pooling noted above on the previously reported revenues, net income and earnings per share of the separate companies for the periods preceding the acquisition:

                                                                                 Nine months
                                                                                    ended
                                                                                September 27,      Year ended        Year ended
                                                                                    1997              1996              1995
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands, except per share data)
                        Revenues
                          Computer Horizons Corp.                                  $226,846          $233,858         $200,050
                          CG                                                         12,820            15,294           13,115
-------------------------------------------------------------------------------------------------------------------------------
                          Combined                                                 $239,666          $249,152         $213,165
===============================================================================================================================

                        Net income
                          Computer Horizons Corp.                                  $ 14,903          $ 11,232          $ 9,907
                          CG                                                            468               632              518
------------------------------------------------------------------------------------------------------------------------------
                          Combined                                                 $ 15,371          $ 11,864         $ 10,425
==============================================================================================================================

                        Earnings per share
                        Basic
                          Computer Horizons Corp.                                      $.61              $.47             $.45
                          CG                                                            .00               .01              .01
------------------------------------------------------------------------------------------------------------------------------
                          Combined                                                     $.61              $.48             $.46
==============================================================================================================================

                        Diluted
                          Computer Horizons Corp.                                      $.58              $.44             $.42
                          CG                                                            .00               .02              .02
------------------------------------------------------------------------------------------------------------------------------
                          Combined                                                     $.58              $.46             $.44
==============================================================================================================================

In June 1994, the Company acquired the net assets of Strategic Outsourcing Services, Inc. ("SOS"), a New Jersey-based provider of data processing services, for approximately $250,000. The acquisition agreement also provides for contingent consideration based on the future performance of SOS, through 1998. The acquisition was accounted for as a purchase. In 1997, 1996 and 1995, the Company recorded contingent consideration, totalling approximately $119,000, $137,000 and $202,000, respectively, as additional goodwill.

In January 1993, the Company acquired Unified Systems Solutions, Inc. ("USS"), a New Jersey-based provider of systems and network integration services, for approximately $750,000. The acquisition agreement also provided for contingent consideration based on the future performance of USS through 1996. The acquisition was accounted for as a purchase. The excess of cash over the fair value of assets acquired, totalling approximately $509,000, was recorded as goodwill in 1994. In 1995 and 1994, the Company recorded contingent consideration, totalling approximately $390,000 and $245,000, as additional goodwill. These contingent consideration payments are not dependent upon the continued employment of the former shareholders. Also in 1995, the Company entered into an agreement with the former shareholders of USS to pay approximately $2,396,000, plus interest, in lieu of any amounts that may have been due for the remaining contingent period ending March 31, 1996. The $2,396,000 was also recorded as goodwill in 1995.


Subsequent Event

On February 27, 1998, the Company acquired all of the common stock of Princeton Softech, Inc. ("Princeton") in exchange for 954,213 shares of Computer Horizons common stock. Princeton specializes in relational databases, data synchronization, intelligent data migration and data management tools, and is based in Princeton, New Jersey. This transaction will be accounted for as a pooling of interests.

Note 3
Accounts Receivable

Accounts receivable consist of the following at December 31:

                                                                                                         1997           1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (in thousands)
                        Billed                                                                           $58,253       $39,096
                        Unbilled                                                                          23,015        18,485
------------------------------------------------------------------------------------------------------------------------------
                                                                                                          81,268        57,581
                        Less allowance for doubtful accounts                                               1,742         1,203
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $79,526       $56,378
==============================================================================================================================

Note 4
Investment in Joint Venture

In 1995, the Company entered into a software development and services joint venture with the Birla Group, a large multinational conglomerate located in India. The foreign joint venture, known Joint Venture as Birla Horizons International ("BHI"), is headquartered in New Delhi, India and currently has operations in India, the United States, the United Kingdom and Canada.

The Company and the Birla Group each made cash contributions of $500,000 and each received a 50% interest in the joint venture. The Birla Group has also contributed the net assets of its then existing information technology company to the joint venture and the Company is providing technological and management support.

The Company's total investment in BHI is $1,672,000 and $1,746,000 at December 31, 1997 and 1996, respectively, representing the initial cost plus equity in the undistributed net earnings since formation, and is included in other noncurrent assets. BHI provided consultants to the Company at a total cost of $5,017,000, $4,216,000 and $2,686,000 in 1997, 1996 and 1995, respectively.
Approximately $374,000 was included in accounts payable at December 31, 1997.

Note 5
Long-Term Debt
and Lines of Credit

Long-term debt consists of the following at December 31:

                                                                                                           1997           1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (in thousands)
                        9.55% senior notes                                                                $1,432        $2,860
                        Notes payable at prime                                                                             439
------------------------------------------------------------------------------------------------------------------------------
                                                                                                           1,432         3,299
                        Less current maturities                                                            1,432         1,867
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            $  --       $1,432
==============================================================================================================================

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

At December 31, 1997, the Company has two unused bank lines of credit totalling $25,000,000 at rates below the banks' prime lending rates. During 1997, the Company had no borrowings against either line.

Note 6
Shareholders' Equity

Authorized  Shares

On May 7, 1997, the Company approved an amendment to the Company's Certificate of Incorporation increasing the authorized number of shares of the Company's common stock from 30,000,000 to 60,000,000.


Stock Splits

The Board of Directors of the Company has declared three-for-two common stock splits in the form of 50% stock distributions as follows:

                                                                    Shareholder of
                            Date declared                             record date                           Date payable
---------------------------------------------------------------------------------------------------------------------------
                        May 7, 1997                              May 22, 1997                             June 9, 1997
                        December 12, 1995                        December 22, 1995                        January 9, 1996
                        April 24, 1995                           May 9, 1995                              May 30, 1995

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


Stock Options and SFAS No. 123 Pro Forma Disclosure

In 1994, the Company adopted a stock option plan which provides for the granting, to officers and key employees, of options for the purchase of a maximum of 7,594,000 shares of common stock and stock appreciation rights
(SARs). Options and SARs generally expire five years from the date of grant and become exercisable in specified amounts during the life of the respective options. No SARs have been granted as of December 31, 1997. This plan, which replaces the Company's 1985 Plan, will terminate on June 15, 2004. There were 5,555,000 shares available for option at December 31, 1997.

In 1994, the Company amended the non-qualified Directors' Stock Option Plan increasing the maximum number of shares of common stock that may be acquired pursuant to the exercise of options granted under the plan from 379,000 to 844,000, and providing that each new director of the Company who is not an employee of the Company (i) shall immediately receive options to purchase 75,938 shares of its common stock and (ii) shall receive up to five annual grants to purchase 10,125 shares of its common stock. The plan expires on March 4, 2001. There were 504,000 shares available for option at December 31, 1997.

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

                                                                                  1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
                        Net income                       As reported            $22,644,000       $11,864,000      $10,425,000
                                                         Pro forma               19,749,000         9,533,000        9,619,000

                        Earnings per share:
                          Basic                          As reported                   $.88              $.48             $.46
                                                         Pro forma                      .77               .39              .43

                          Diluted                        As reported                   $.84              $.46             $.44
                                                         Pro forma                      .73               .37              .40

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: expected volatility of 61%, 97% and 70%; risk-free interest rates of 5.47%, 6.28% and 6.27%; and expected lives of 5.0, 4.9 and 4.5 years.

A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below:

                                                                      1997                    1996                  1995
------------------------------------------------------------------------------------------------------------------------------
                                                                          Weighted               Weighted             Weighted
                                                                           average                average              average
                                                                          exercise               exercise             exercise
                                                                Shares      price      Shares      price     Shares     price
------------------------------------------------------------------------------------------------------------------------------

                                                                   (000)                  (000)                 (000)
                        Outstanding--January 1                    2,169        $ 6.87    2,214     $ 3.69      2,182     $2.03
                        Granted                                     328         23.55      885      14.65        783      6.01
                        Exercised                                  (462)         5.37     (678)      2.50       (749)     1.29
                        Canceled/forfeited                          (36)        13.36     (252)     17.95         (2)     6.78
------------------------------------------------------------------------------------------------------------------------------
                        Outstanding--December 31                  1,999        $ 9.84    2,169     $ 6.87      2,214     $3.69
==============================================================================================================================

                        Options exercisable--December 31            833        $ 7.10      764     $ 4.94        999     $2.42
==============================================================================================================================

                        Weighted average fair value of
                          options granted during the year                      $23.54              $11.65                $3.64

The following information applies to options outstanding at December 31, 1997:

                                                                       Options outstanding                Options exercisable
-----------------------------------------------------------------------------------------------------------------------------
                                                                            Weighted
                                                            Outstanding      average      Weighted      Exercisable   Weighted
                                                               as of        remaining      average         as of       average
                                                           December 31,    contractual    exercise     December 31,   exercise
                        Range of exercise prices               1997       life (years)      price          1997         price
------------------------------------------------------------------------------------------------------------------------------

                                                                (000)                                      (000)
                        $ 0.00-$14.99                          1,518          5.0          $ 6.13           708        $ 4.55
                         15.00- 29.99                            480          6.3           21.53           125         21.47
                         30.00 and over                            1          4.7           35.38            --            --
-----------------------------------------------------------------------------------------------------------------------------
                                                               1,999          5.3          $ 9.84           833        $ 7.10
=============================================================================================================================

Certain officers have the right to borrow from the Company against the exercise price of options exercised.

The Company has issued warrants to purchase shares of its common stock to two outside business/ legal consulting firms. Warrants for 8,625, 30,000 and 10,125 shares were granted, respectively, in 1997, 1996 and 1995. The exercise price is the fair value at the date of grant.

Shareholder Rights Plan

In July 1989, the Board of Directors declared a dividend distribution of .131 preferred stock purchase right on each outstanding share of common stock of the Company. The rights were amended on February 13, 1990. Each right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock at an exercise price of $30.00 per one one-hundredth (1/100) share, subject to adjustment. Each one one-hundredth (1/100) of a share of Series A preferred stock has voting, dividend and liquidation rights and preferences substantively equivalent to one share of common stock.

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

Additionally, if the Company subsequently engages in a merger or other business combination with the Acquiring Person in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if more than 50% of the Company's assets or earning power is sold or transferred, a right would entitle a Computer Horizons Corp. shareholder, other than the Acquiring Person and its affiliates, to purchase upon payment of the Exercise Price, shares of the Acquiring Person having a market value of twice the Exercise Price. Prior to a person becoming an Acquiring Person, the rights may be redeemed at a redemption price of one cent per right, subject to adjustment. The rights are subject to amendment by the Board. No shareholder rights have become exercisable. The rights will expire on July 16, 1999.

Note 7
Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

                                                                                            1997           1996          1995
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (in thousands)
                        Current:
                          Federal                                                         $13,927         $6,629        $6,180
                          State                                                             4,558          2,108         2,353
                        Deferred:
                          Federal                                                            (703)          (341)         (358)
                          State                                                              (244)           (33)         (136)
------------------------------------------------------------------------------------------------------------------------------
                                                                                          $17,538         $8,363        $8,039
==============================================================================================================================

Deferred tax assets and liabilities consist of the following at December 31:

                                                                                                          1997           1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (in thousands)
                        Deferred tax assets:
                          Accrued insurance                                                               $  588        $  291
                          Accrued payroll and benefits                                                     1,413         1,011
                          Deferred lease obligations                                                          48            72
                          Allowance for doubtful accounts                                                    469           249
                          Other                                                                              239            95
------------------------------------------------------------------------------------------------------------------------------
                                                                                                           2,757         1,718
                        Deferred tax liabilities:
                          Depreciation                                                                       123            31
------------------------------------------------------------------------------------------------------------------------------
                        Deferred tax assets, net                                                          $2,634        $1,687
==============================================================================================================================

A reconciliation of income taxes, as reflected in the accompanying statements, with the statutory Federal income tax rate of 35% for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                                                           1997            1996          1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      (in thousands)
                        Statutory Federal income taxes                                    $14,064         $7,079        $6,462
                        State and local income taxes, net of Federal tax benefit            2,804          1,349         1,441
                        Amortization of goodwill                                              203            201           180
                        Equity in net earnings of joint venture                                             (310)         (126)
                        Other, net                                                            467             44            82
------------------------------------------------------------------------------------------------------------------------------
                                                                                          $17,538         $8,363        $8,039
==============================================================================================================================

Deferred income taxes of approximately $413,000 have not been provided on undistributed earnings of a foreign joint venture in the amount of $1,181,000, as the earnings at December 31, 1997 are considered to be permanently reinvested.

Note 8
Earnings per Share
Disclosures

                                                                                                                         Per
                                                                              Income                Shares               share
                        For the year ended                                  (numerator)          (denominator)          amount
------------------------------------------------------------------------------------------------------------------------------
                                                                                (dollars in thousands, except per share data)
                        December 31, 1997
                          Net income                                          $22,644
==============================================================================================================================

                          Basic earnings per share
                            Income available to common shareholders           $22,644              25,680,000            $.88
                          Effect of diluted securities
                            Options                                                                 1,422,000
------------------------------------------------------------------------------------------------------------------------------
                          Diluted earnings per share
                            Income available to common shareholders
                              plus assumed conversions                        $22,644              27,102,000            $.84
=============================================================================================================================

                        December 31, 1996
                          Net income                                          $11,864
=============================================================================================================================

                          Basic earnings per share
                            Income available to common shareholders           $11,864              24,493,000            $.48
                          Effect of diluted securities
                            Options                                                                 1,535,000
-----------------------------------------------------------------------------------------------------------------------------
                          Diluted earnings per share
                            Income available to common shareholders
                              plus assumed conversions                        $11,864              26,028,000            $.46
=============================================================================================================================

                        December 31, 1995
                          Net income                                          $10,425
=============================================================================================================================

                          Basic earnings per share
                            Income available to common shareholders           $10,425              22,425,000            $.46
                          Effect of diluted securities
                            Options                                                                 1,506,000
-----------------------------------------------------------------------------------------------------------------------------
                          Diluted earnings per share
                            Income available to common shareholders
                              plus assumed conversions                        $10,425              23,931,000            $.44
=============================================================================================================================

Options to purchase 8,713 and 27,375 shares of common stock in 1997 and 1996, respectively, ranging from $25.67 to $35.58, and $18.00 to $33.33 per share were outstanding during 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of common shares. The options which expire between December 31, 2001 and January 1, 2007 were still outstanding at December 31, 1997. All options to purchase shares of common stock were included in the computation of diluted earnings per share in 1995.

Note 9
Savings Plan and
Other  Retirement  Plans

The Company maintains a defined contribution savings plan covering eligible employees. The Company makes contributions up to a specific percentage of participants' contributions. The Company contributed approximately $469,000, $345,000, and $246,000 in 1997, 1996 and 1995, respectively.

In 1995, the Company instituted a Supplemental Executive Retirement Plan whereby key executives are entitled to receive lump-sum payments (or, if they elect, a ten-year payout) upon reaching the age of 65 and being in the employ of the Company. The maximum commitment if all plan members remain in the employ of the Company until age 65 is approximately $9.7 million. Benefits accrue and vest based on a formula which includes total years with the Company and total years possible until age 65. The plan is non-qualified and not formally funded. Life insurance policies on the members are purchased to assist in funding the cost. The deferred compensation expense is charged to operations during the remaining service lives of the members and amounted to approximately $183,000, $97,000 and $82,000 in 1997, 1996 and 1995, respectively.

In addition, the Company adopted a Deferred Compensation Plan for Key Executives that permits the individuals to defer a portion of their annual salary or bonus for a period of at least five years. There is no effect on the Company's operating results since any amounts deferred would have previously been expensed. Amounts deferred as of December 31, 1997 have been included in other non-current liabilities.


--------------------------------------------------------------------------------
Note 10
Commitments

Leases

The Company leases office space under long-term operating leases expiring through 2006. As of December 31, 1997, approximate minimum rental commitments were as follows:

                                       Year ending                                                (in thousands)
---------------------------------------------------------------------------------------------------------------------------
                                       1998                                                              $ 3,833
                                       1999                                                                3,141
                                       2000                                                                1,286
                                       2001                                                                  976
                                       2002                                                                  700
                                       Thereafter                                                            729
---------------------------------------------------------------------------------------------------------------------------
                                                                                                         $10,665
===========================================================================================================================

Office rentals are subject to escalations based on increases in real estate taxes and operating expenses. Aggregate rent expense for operating leases approximated $3,610,000, $2,799,000, and $2,176,000 in the years ended December 31, 1997, 1996 and 1995, respectively.


Other

In 1994, the Vice Chairman and Executive Vice President of the Company announced his resignation effective February 15, 1995. The Company recorded approximately $400,000 of deferred compensation in 1994 which is to be paid beginning March 1998 through 2005. The Company also agreed to retain this former officer as a consultant for a three-year period for approximately $75,000 each year and entered into a noncompetition agreement for that period.

Note 11
Selected Quarterly
Financial Data
(Unaudited)

For the years ended December 31, 1997 and 1996, selected quarterly financial data is as follows:

                                                                                               Quarters
------------------------------------------------------------------------------------------------------------------------------

                                                                            First        Second          Third        Fourth
------------------------------------------------------------------------------------------------------------------------------
                                                                                (in thousands, except per share data)
                        1997
                        Revenues                                          $73,940        $79,934        $85,792       $95,063
                        Direct costs                                       50,418         53,850         57,190        62,665
                        Selling, general and administrative                16,291         17,449         17,847        19,154
                        Merger-related costs                                                                              976
                        Income from operations                              7,231          8,635         10,755        12,268
                        Interest income/(expense), net                         32             (2)            74         1,176
                        Equity in net earnings of joint venture               150             63            (75)         (125)
                        Income before income taxes                          7,413          8,696         10,754        13,319
                        Income taxes                                        3,148          3,715          4,630         6,045
                        Net income                                        $ 4,265        $ 4,981        $ 6,124       $ 7,274
-----------------------------------------------------------------------------------------------------------------------------
                        Earnings per share:
                          Basic                                             $0.17          $0.20          $0.24         $0.26
                          Diluted                                            0.16           0.19           0.23          0.25
=============================================================================================================================

                        1996
                        Revenues                                          $60,648        $59,910        $61,092       $67,502
                        Direct costs                                       41,654         42,341         42,147        46,592
                        Selling, general and administrative                13,314         13,802         14,289        15,498
                        Income from operations                              5,680          3,767          4,656         5,412
                        Interest income/(expense), net                        (44)           (85)           (18)          (26)
                        Equity in net earnings of joint venture               213            230            200           242
                        Income before income taxes                          5,849          3,912          4,838         5,628
                        Income taxes                                        2,473          1,666          2,032         2,192
                        Net income                                        $ 3,376        $ 2,246        $ 2,806       $ 3,436
-----------------------------------------------------------------------------------------------------------------------------
                        Earnings per share:
                          Basic                                             $0.14          $0.09          $0.11        $0.14
                          Diluted                                            0.13           0.09           0.11         0.13
=============================================================================================================================

MARKET AND DIVIDEND INFORMATION

The Company's common stock is quoted on the Nasdaq National Market, under the symbol CHRZ. The range of high and low closing stock prices, as reported by the Nasdaq National Market, for each of the quarters for the years ended December 31, 1997 and 1996, retroactively adjusted to reflect the three-for-two common stock split declared by the Board of Directors in May 1997, is as follows:

                                                                          1997                                     1996
------------------------------------------------------------------------------------------------------------------------------
                        Quarter                                    High         Low                        High          Low
------------------------------------------------------------------------------------------------------------------------------
                        First                                      $25.42      $16.83                     $25.67        $12.67
                        Second                                      38.88       19.67                      36.00         22.00
                        Third                                       44.13       32.13                      28.17         10.00
                        Fourth                                      45.50       27.00                      25.83         16.17
------------------------------------------------------------------------------------------------------------------------------

The Company plans to reinvest its earnings in future growth opportunities and, therefore, does not anticipate paying cash dividends in the near future and has not paid any to date. As of December 31, 1997, there were approximately 1,100 holders of record of common stock.

CORPORATE INFORMATION


Board of Directors
John J. Cassese
Chairman and President
Thomas J. Berry
Retired--AT&T
Rocco J. Marano
Retired--Bellcore

Corporate
John J. Cassese
Chairman and President
William J. Murphy
Executive Vice President & CFO
David M. Reingold
Senior Vice President
Joseph DaLuz
Vice President--CIO
Michael J. Shea
Vice President & Controller
Mark W. Walztoni
Vice President--Human Resources

Field Organization
Charles J. McCourt
Senior Vice President
Barry D. Olson
Senior Vice President
Robert J. Palmieri
Senior Vice President
Terry C. Quinn
Senior Vice President

Solutions Divisions
Pamela A. Fredette
President--Solutions Division
Robert J. Farrell
Executive V.P.--Solutions Division
William D. Gargano
Executive V.P.--Solutions Division
Arthur V. Quinlan
Executive V.P.--Solutions Division
Steven J. Morgenthal
President--Enterprise
Management Division
Barry D. Olson
President--Education Division

Wholly Owned Subsidiary
Princeton Softech, Inc.
Princeton, NJ
Joseph Allegra--President

Joint Venture
Birla Horizons International
New Delhi, India
London, England
Sunnyvale, CA
Iselin, NJ

Corporate and Financial Headquarters
49 Old Bloomfield Avenue
Mountain Lakes, NJ
07046-1495
973-299-4000

International Headquarters
Computer Horizons
(Canada) Corp.
Toronto, Canada

CHC International Limited
London, England

Millennium Refurbishment
Factories/Outsourcing Centers
Parsippany, NJ
Jersey City, NJ
Toronto, Canada

Corporate Counsel
Dennis M. DiVenuta, Esq.

General Counsel
Proskauer Rose LLP

Auditors
Grant Thornton LLP

Transfer Agent
Registrar & Transfer Company
Cranford, NJ

Shares Traded
Nasdaq National Market
Symbol--CHRZ

Options Traded
Chicago Board
Options Exchange
Symbol--ZQH

Availability  of Form 10-K

A copy of the Company's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to:
Shareholder Relations
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, NJ 07046-1495

Annual Meeting

The Annual Meeting of Shareholders will be held at The Hamilton Park Conference Center
Florham Park, NJ
May 6, 1998 at 10:00 A.M.

Website

http://www.computerhorizons.com

E-mail for Investor & General Information:

information@chc.fabrik.com

Statement Regarding Forward-Looking Information:

This Annual Report includes certain forward-looking statements for purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties that could cause actual results to differ materially. Such statements are based upon, among other things, assumptions made by, and information currently available to management, including management's own knowledge and assessment of the Company's industry and competition.