Form 10-K, Exhibit 13
period 1998-12-31
COMPUTER HORIZONS CORP
filed 1999-04-01
CIK 23019

Management's Discussion and Analysis

Results of Operations

        The following table sets forth certain operating data as a percentage of consolidated revenues for the periods indicated. All percentages include the operations of Spargo Consulting PLC combined with the Company on June 24, 1998. This combination has been accounted for as pooling-of-interests. Comparisons with prior years are based on restated combined results:

                                                        Year Ended December 31, 1997
                                                         1998      1997      1996
                                                         ----      ----      ----
                                                         100.0%    100.0%    100.0%
Revenues
Costs and Expenses:
     Direct costs ................................       63.4      66.7      69.0
     Selling, general and administrative .........       22.0      21.1      22.8
     Merger-related expenses .....................        0.8       0.3
Income from operations ...........................       13.8      11.9       8.2
Other income (expense):
     Interest income/(expense),net ...............        0.9       0.4       --
     Equity in net earnings of joint venture .....        --        --        0.3
     Gain on sale of joint venture ...............        0.8       --        --
Income before income tax .........................       15.5      12.3       8.5
Income taxes:
     Current .....................................        7.7       5.6       3.6
     Deferred ....................................       (0.7)     (0.3)     (0.1)
Net income .......................................        8.5       7.0       5.0

Year Ended December 31,
1998 Compared to Year
Ended December 31, 1997

        Revenues

         Revenues increased to $514.9 million in the year ended December 31, 1998 from $350.3 million in the year ended December 31, 1997, an increase of $164.6 million, or 47%. This increase was comprised of 34% internal growth, primarily from increased headcount, and 13% resulting from 1998 acquisitions. Staffing revenues increased to $266.6 million in the year ended December 31, 1998 from $224.5 million in the year ended December 31, 1997, an increase of $42.1 million or 19%. Solutions revenues, including Year 2000 services, increased to $225.5 million in the year ended December 31, 1998, from $125.9 million in the year ended December 31, 1997, an increase of $99.6 million or 79%. Year 2000 Service revenues increased to $136.0 million in the year ended December 31, 1998, from $72.1 million in the year ended December 31, 1997, an increase of $63.9 million or 89%. The Company's Year 2000 business accounted for approximately 26% of total revenues in the year ended December 31, 1998 from $53.8 million for the year ended December 31, 1997, an increase of $35.7 million or 66%. Product revenues were $22.8 million in the year ended December 31, 1998, an increase from nil in the year ended December 31, 1997.

        Direct Costs

         Direct costs increased to $326.8 million in the year ended December 31, 1998 from $233.6 million in the year ended December 31, 1997. Gross margin increased to 36.6% in the year ended December 31, 1998 from 33.3% in the year ended December 31, 1997. The increase in gross margin was primarily due to stable margins in the Company's staffing business and an increase in the Company's higher margin Year 2000 business. The Company's margins are subject to fluctuation due to a number of factors, including the level of salary and other compensation-related expenses necessary to attract and retain qualified technical personnel and the mix of staffing versus solutions business during the year.

        Selling, General and Administrative

        Selling, general and administrative expenses (excluding merger-related expenses) increased to $113.0 million in the year ended December 31, 1998 from $74.2 million in the year ended December 31, 1997, an increase of $38.8 million or 52.3%. The increase in selling, general and administrative expenses was primarily a result of salaries and commissions for additional sales and recruiting personnel and, to a lesser extent, growth in the Company's administrative infrastructure. During 1998, the Company incurred merger-related expenses of approximately $4.3 million or 0.8% of revenues, an increase from $1.0 million, or 0.3% of revenues in 1997.

        Income from Operations

        Operating margins increased to 13.8% in the year ended December 31, 1998 from 11.9% in the year ended December 31, 1997. This increase was primarily due to an increase in the Company's higher margin Year 2000 business and the acquisition of a high margin products company. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as to payroll costs.

        Other Income

        Other income increased to $8.7 million in the year ended December 31, 1998 from $1.4 million in the year ended December 31, 1997, an increase of $7.3 million. This increase was primarily the result of the sale of the Company's Birla Horizons Joint Venture, as well as increased interest income resulting from the follow-on offering of approximately $84 million completed in the third quarter of 1997.

        Provision for Income Taxes

        The effective tax rate for Federal, state and local income taxes was 45.2% and 43.0% in the years ended December 31, 1998 and 1997, respectively. The increase in the 1998 effective tax rate was primarily due to an increase in non-deductible merger-related expenses incurred in 1998.

         Net Income

         Net income increased to $43.6 million in the year ended December 31, 1998 from $24.5 million in the year ended December 31, 1997, an increase of $19.1 million, or 78%. Net income per share (diluted) increased to $1.35 in the year ended December 31, 1998, from $0.85 in the year ended December 31, 1997. The effect of merger-related expenses amounted to $.11 per share in 1998, compared to $.03 per share in 1997. All net income per share and share amounts have been adjusted to reflect a three-for-two common stock split, effected as a 50% stock distribution, distributed on June 9, 1997.

Year Ended December 31,
1997 Compared to Year
Ended December 31,
1996
        Revenues

        Revenues increased to $350.3 million in the year ended December 31, 1997 from $261.4 million in the year ended December 31, 1996, an increase of $88.9 million or 34%. Staffing revenues increased to $224.5 million in the year ended December 31, 1997 from $186.0 million in the year ended December 31, 1996, an increase of $38.5 million or 21%. Solutions revenues, including Year 2000 services, increased to $125.9 million in the year ended December 31, 1997 from $74.4 million in the year ended December 31, 1996, an increase of $51.5 million or 69%. Year 2000 revenues increased to $72.1 million in the year ended December 31, 1997 from $10.4 million in the year ended December 31, 1996. Solutions revenues, excluding Year 2000 services, decreased to $53.8 million in the year ended December 31, 1997 from $64.0 million in the year ended December 31, 1996, a decrease of $10.2 million or 16%. The decrease in Solutions revenues, excluding Year 2000 services, was primarily caused by a shift in client demand.

        Direct Costs

        Direct costs increased to $233.6 million in the year ended December 31, 1997 from $180.4 million in the year ended December 31, 1996. Gross margin increased to 33.3% in the year ended December 31, 1997 from 31.0% in the year ended December 31, 1996. The increase in gross margin was primarily due to stable margins in the Company's staffing business and an increase in Computer Horizons' higher margin Year 2000 business. The Company's margins are subject to fluctuation due to a number of factors, including the level of salary and other compensation-related expenses necessary to attract and retain qualified technical personnel and the mix of staffing versus solutions business during the year.

        Selling, General and Administrative

        Selling, general and administrative expenses (excluding merger-related expenses) increased to $74.2 million in the year ended December 31, 1997 from $59.7 million in the year ended December 31, 1996, an increase of $14.5 million or 24.3%. As a percentage of revenue, selling, general and administrative expenses decreased to 21.2% in the year ended December 31, 1997, from 22.8% in the year ended December 31, 1996. The increase in selling, general and administrative expenses in 1997 was primarily a result of salaries and commissions for additional personnel, infrastructure necessary to pursue large, high-profile opportunities, and marketing expenses incurred to raise the Company's visibility through public relations, trade shows and conferences.

        Income from Operations

        Income from operations increased to $41.6 million in the year ended December 31, 1997 from $21.3 million in the year ended December 31, 1995, an increase of $20.3 million or 95%. Operating margins increased to 11.9% in the year ended December 31, 1997 from 8.2% in the year ended December 31, 1996. The increase was attributable to increased revenues and improved gross margins, as well as the percentage decrease in selling, general and administrative expenses in 1997. The Company's business is labor-intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates, as well as to payroll costs.

        Other Income

        Other income increased to $1.4 million in the year ended December 31, 1997 from $0.8 million in the year ended December 31, 1996. This increase was primarily a result of increased interest income resulting from the follow-on offering of approximately $84 million completed in the third quarter of 1997.

        Provisions for Income Taxes

        The effective tax rate for Federal, state and local income taxes was 43.0% and 40.95 in the years ended December 31, 1997 and 1996, respectively. The 1997 rate reflects a decrease in undistributed earnings of the Joint Venture for which taxes have not been provided.

        Net Income

        Net income increased to $24.5 million in the year ended December 31, 1997 from $13.1 million in the year ended December 31, 1996, an increase of $11.4 million or 87.6%. Net income increased to $0.85 per share (diluted) in the year ended December 31, 1997 from $0.47 per share (diluted) in the year ended December 31, 1996. All net income per share and share amounts have been adjusted to reflect a three-for-two common stock split, effected as a 50% stock distribution, distributed on June 9, 1997.

        Liquidity and Capital Resources

        Since 1995, Computer Horizons has financed its operations primarily through cash generated from operations and the public sale of its common stock. At December 31, 1998, the Company had $158.8 million in working capital, of which $63.1 million were cash, cash equivalents and short-term investments. At December 31, 1998, $140,000 Canadian (approximately $91,000 U.S.) was outstanding on a line of credit.

        Net cash provided by operating activities was $12.7 million, $17.0 million and $7.0 million, for the years ended December 31, 1998, 1997 and 1996, respectively, consisting primarily of net income, offset in part by an increase in accounts receivable.

        Net cash used in investing activities was $54.6 million, $22.1 million and $2.7 million in the years ended December 31, 1998, 1997 and 996, respectively. Net cash used in investing activities in 1998 consisted primarily of $49.4 million used for the acquisition of the assets of Enterprise Solutions Group, RPM Consulting and Informatics Search Group in the third quarter. In addition, the Company used approximately $6.0 million relating to the Company's new accounting/information system. Net cash used in investing activities in 1997 consisted primarily of the purchase of short-term investments, as well as the Company's acquisition of the assets of Millenium Computer Technology for approximately $5 million on December 31, 1997. Net cash used in investing activities in the year ended December 31, 1996 consisted primarily of purchases of furniture and equipment.

        For the Years ended December 31, 1998 and 1997, net cash provided by financing activities was $2.4 million and $83.4 million, respectively. Net provided in 1998 resulted primarily form cash received from the exercise of stock options, offset by repayments of notes to banks. Net cash provided in the year ended December 31, 1997 was $83.4 million, consisting primarily of $83.7 million in net proceeds form the Company's public offering of common stock Net cash used in 1996 was $1.5 million resulting primarily from the scheduled repayment of long-term debt.

        At December 31, 1998, the Company had a current ratio position of 4.4 to 1, no long-term debt and no outstanding borrowings under its two unsecured discretionary lines of credit of $15.0 million and $10.0 million. The Company believes that its cash and cash equivalents and short-term investments, lines of credit and internally generated funds will be sufficient to meet its working capital needs through 1999.

        The Company's billed accounts receivable were $83.4 million and $60.3 million at December 31, 1998 and December 31, 1997, respectively. Billed days sales outstanding were 53 days at December 31, 1998 and 55 days at December 31, 1997 based on fourth quarter sales.

        Year 2000

        The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company's plan to resolve the Year 2000 issue involves the following four phases: assessment, remediation, testing and implementation.

        The assessment phase included an examination of all systems that could be significantly affected by the Year 2000. With the completion of this phase, it was concluded that many of the Company's significant information technology systems could be affected, particularly in the time capture and billing areas. Concurrently, a review was being conducted to select a new accounting/information system to support the future growth of the Company. As a result, as part of the remediation phase, the Company chose a new system that addressed, among other areas, Year 2000 compliance. Following extensive testing procedures, including Year 2000 compliance, the new system was implemented in late 1998. Subsidiaries operating with independent accounting/information systems are already compliant or will transfer financial operations to the Company's core business system by the Year 2000.

        The Company has utilized both internal and external resources to implement the new accounting/information system. The total cost of the project is estimated at $6.8 million, of which approximately $6.0 million will be capitalizaed. The project is being funded through operating cash flows. As of December 31, 1998, the Company has incurred approximately $6.0 million relating to the project.

        The Company has queried and continues to monitor Year 2000 compliance of all significant outside vendors and service providers. To date, the Company is not aware of any outside vendor with a Year 2000 issue that would materially impact the Company's results of operations. However, the Company has no means of ensuring that external vendors will be Year 2000 ready. The inability of external vendors to complete their Year 2000 resolution process in a timely fashion could materially impact the Company.

        As described above, the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. However, there is no guarantee that possible "worst case" Year 2000 issues of outside vendors, suppliers and customers would not impact the Company. In addition, disruptions in the economy generally resulting from Year 2000 issues could adversely affect the Company. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

        The Company has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and adjusting staffing strategies.

        Market Risk Exposure

        The Company has financial instruments that are subject to interest rate risk, principally short-term investments. Historically, the Company has not experienced material gains or losses due to interest rate changes when selling short-term investments. Based on the current holdings of short-term investments, the exposure to interest rate risk is not material.

        Foreign Currency Exposure

        The Company's international operations expose it to translation risk when the local currency financial statements are translated to U.S. dollars. As currency exchange rates fluctuate, translation of the statements of income of international businesses into U.S. dollars will affect the comparability of revenues and expenses between years. None of the components of the Company's consolidated statements of income was materially affected by exchange rate fluctuations in 1998, 1997 or 1996.

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.

                           December 31, 1998 and 1997

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
Computer Horizons Corp.


We have audited the accompanying consolidated balance sheets of Computer Horizons Corp. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Computer Horizons Corp. and Subsidiaries as of December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





GRANT THORNTON LLP


Parsippany, New Jersey
February 15, 1999

                    Computer Horizons Corp. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                                                       December 31,
                                                                   -------------------
                                                                     1998       1997
                                                                   --------   --------
                                                                      (in thousands)
               ASSETS

Current assets:
      Cash and cash equivalents                                    $ 51,796   $ 92,086
      Short-term investments (Note 1)                                11,259     13,165
      Accounts receivable (Note 3)                                  135,447     81,547
      Deferred income tax benefit (Note 7)                            4,987      1,854
      Other                                                           2,049      1,087
                                                                   --------   --------

                  Total current assets                              205,538    189,739
                                                                   --------   --------

Property and equipment:
      Furniture, equipment and other                                 26,469     13,202
      Less accumulated depreciation                                  11,141      7,502
                                                                   --------   --------

                                                                     15,328      5,700
                                                                   --------   --------

Other assets - net:
      Goodwill (Note 1)                                              66,315     17,090
      Deferred income tax benefit (Note 7)                            1,348        816
      Other (Note 4)                                                  7,523      4,280
                                                                   --------   --------

                                                                     75,186     22,186
                                                                   --------   --------

                  Total Assets                                     $296,052   $217,625
                                                                   ========   ========

The accompanying notes are an integral part of these statements

                                                                             December 31,
                                                                       ----------------------
                                                                         1998          1997
                                                                       ---------    ---------
                                                                           (in thousands)
                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Current portion of long-term debt (Note 5)                       $            $   1,473
      Accrued payroll, payroll taxes and benefits                         24,262       18,231
      Accounts payable                                                     5,258        2,211
      Income taxes payable                                                 6,437        4,309
      Other accrued expenses                                              10,821        3,145
                                                                       ---------    ---------

                  Total current liabilities                               46,778       29,369
                                                                       ---------    ---------


Other liabilities (Note 10)                                                2,740        2,282
                                                                       ---------    ---------

Commitments (Note 11)

Shareholders' equity:
      Preferred stock, $.10 par; authorized and unissued,
           200,000 shares, including 50,000 Series A
      Common stock, $.10 par; authorized, 100,000,000
           shares; issued  32,351,580 shares and 31,247,069
           shares at December 31, 1998 and 1997, respectively              3,235        3,125
      Additional paid-in capital                                         128,821      117,718
      Accumulated comprehensive income                                      (762)          84
      Retained earnings                                                  123,943       78,919

                                                                         255,237      199,846
                                                                       ---------    ---------

      Less shares held in treasury, at cost; 1,061,662 and 1,692,253
           shares at December 31, 1998 and 1997, respectively             (8,703)     (13,872)
                                                                       ---------    ---------

                  Total shareholders' equity                             246,534      185,974
                                                                       ---------    ---------

                  Total Liabilities and Shareholders' Equity           $ 296,052    $ 217,625
                                                                       =========    =========

                    Computer Horizons Corp. and Subsidiaries

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                 Year ended December 31,
                                                       --------------------------------------------
                                                            1998            1997           1996
                                                       ------------    ------------    ------------
                                                       ----(in thousands, except per share data)---
Revenues                                               $    514,921    $    350,310    $    261,411
                                                       ------------    ------------    ------------
Costs and expenses:
    Direct costs                                            326,795         233,574         180,410
    Selling, general and administrative                     113,035          74,165          59,677
    Merger-related expenses                                   4,272             976
                                                       ------------    ------------    ------------
                                                            444,102         308,715         240,087
                                                       ------------    ------------    ------------
Income from operations                                       70,819          41,595          21,324
                                                       ------------    ------------    ------------
Other income (expense):
    Interest income                                           5,334           1,700             404
    Interest expense                                           (750)           (276)           (507)
    Equity in net earnings of joint venture (Note 4)            (90)             13             885
    Gain on sale of joint venture                             4,180
                                                       ------------    ------------    ------------
                                                              8,674           1,437             782
                                                       ------------    ------------    ------------
Income before income taxes                                   79,493          43,032          22,106
                                                       ------------    ------------    ------------
Income taxes (Notes 1 and 7):
    Current                                                  39,645          19,448           9,413
    Deferred                                                 (3,739)           (950)           (382)
                                                       ------------    ------------    ------------
                                                             35,906          18,498           9,031
                                                       ------------    ------------    ------------
Net Income                                             $     43,587    $     24,534    $     13,075
                                                       ============    ============    ============
Earnings per share (Notes 1 and 8):
      Basic                                            $       1.41    $        .89    $        .50
                                                       ============    ============    ============
      Diluted                                          $       1.35    $        .85    $        .47
                                                       ============    ============    ============
Weighted average number of shares outstanding:
      Basic                                              30,925,000      27,567,000      26,380,000
                                                       ============    ============    ============
      Diluted                                            32,230,000      28,999,000      27,932,000
                                                       ============    ============    ============

The accompanying notes are an integral part of these statements.

                    Computer Horizons Corp. and Subsidiaries

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  Years ended December 31, 1998, 1997 and 1996

                                                                                  Addi-     Accumulat-
                                                                                 tional     ed other
                                                             Common stock       paid-in    comprehen-      Retained
                                                       Shares      Amount       capital    sive income     earnings
                                                       ------      ------       -------    -----------     --------
                                                                         (dollars in thousands)
Balance, December 31 1995, as restated                 19,043,292   $1,904       $27,505       $37        $ 43,133

Net income for the year                                                                                     13,075
Other comprehensive income:
    Foreign currency translation
    adjustments                                                                                253

Total comprehensive income
Stock options exercised                                   467,022      47         1,679
Tax benefits related to
    stock option plans                                                            1,589
Dividends paid (Spargo)                                                                                       (827)
                                                       ----------   -----        ------        ---          ------
Balance, December 31, 1996                             19,510,314   1,951        30,773        290          55,381

Net income for the year                                                                                     24,534
Other comprehensive income:
    Foreign currency translation                                                              (206)
    adjustments
Total comprehensive income
Three-for-two stock split
    declared May 1997                                   8,861,715     886          (886)
Stock options exercised                                   375,040      38         1,759
Tax benefits related to
    stock option plans                                                            2,610
Sale of common stock, net of
    expenses                                            2,500,000     250        83,462
Dividends paid (Spargo)                                                                                       (996)
                                                       ----------   -----        ------         --          ------
Balance, December 31, 1997                             31,247,069   3,125       117,718         84          78,919

Net income for the year                                                                                     43,587
Other comprehensive income:
    Foreign currency translation
    adjustments                                                                               (846)

Total comprehensive income
Increase resulting from
    immaterial pooling                                    954,213      95           170                      2,607
Stock options exercised                                     2,265                  (250)                      (399)
Tax benefits related to
    stock option plans                                                            2,998
Stock issuance costs                                                                (20)
Issuance of common stock for
    purchase of assets                                    148,033      15         8,205
Dividends paid (Spargo)                                                                                       (771)
                                                       ----------   -----        ------      -----        --------
Balance, December 31, 1998                             32,351,580  $3,235      $128,821      $(762)       $123,943
                                                       ==========  ======      ========      =====        ========

                    Computer Horizons Corp. and Subsidiaries

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  Years ended December 31, 1998, 1997 and 1996


                                                                Treasury stock
                                                            Shares         Amount         Total
                                                            ------         ------         -----
                                                                     (dollars in thousands)
Balance, December 31 1995, as restated                      1,786,883     $14,648        $57,931

Net income for the year                                                                   13,075
Other comprehensive income:
    Foreign currency translation
    adjustments                                                                              253
                                                                                         -------
Total comprehensive income                                                                13,328
Stock options exercised                                                                    1,726
Tax benefits related to
    stock option plans                                                                     1,589
Dividends paid (Spargo)                                                                     (827)
                                                            ---------      ------        -------
Balance, December 31, 1996                                  1,786,883      14,648         73,747

Net income for the year                                                                   24,534
Other comprehensive income:
    Foreign currency translation
    adjustments                                                                             (206)
Total comprehensive income                                                                24,328
Three-for-two stock split
    declared May 1997
Stock options exercised                                       (94,630)       (776)         2,573
Tax benefits related to
    stock option plans                                                                     2,610
Sale of common stock, net of
    expenses                                                                              83,712
Dividends paid (Spargo)                                                                     (996)
                                                            ---------      ------        -------
Balance, December 31, 1997                                  1,692,253      13,872        185,974

Net income for the year                                                                   43,587
Other comprehensive income:
    Foreign currency translation
    adjustments                                                                             (846)
                                                                                          ------
Total comprehensive income                                                                42,741
Increase resulting from
    immaterial pooling                                                                     2,872
Stock options exercised                                      (510,209)     (4,182)         3,533
Tax benefits related to
    stock option plans                                                                     2,998
Stock issuance costs                                                                         (20)
Issuance of common stock for
    purchase of assets                                       (120,382)       (987)         9,207
Dividends paid (Spargo)                                                                     (771)
                                                            ---------      ------        -------

Balance, December 31, 1998                                  1,061,662      $8,703       $246,534
                                                            =========      ======       ========

The accompanying notes are an integral part of this statement.

                                         Computer Horizons Corp. and Subsidiaries
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year ended December 31,
                                                                                     ------------------------------------
                                                                                       1998          1997         1996
                                                                                     ---------     --------      --------
                                                                                               (in thousands)
Cash flows from operating activities
    Net income .................................................................     $ 43,587      $ 24,534      $ 13,075
    Adjustments to reconcile net income to net cash provided by operating activities:
           Deferred taxes ......................................................       (3,665)         (950)         (382)
           Depreciation ........................................................        3,218         1,857         1,367
           Loss on disposal of fixed assets ....................................          (26)          (25)
           Gain on sale of joint venture .......................................       (3,125)
           Amortization of intangibles .........................................        4,145           602           587
           Provision for bad debts .............................................        1,676           575            54
           Changes in assets and liabilities, net of acquisitions:
               Accounts receivable .............................................      (43,085)      (22,850)       (9,323)
               Other current assets ............................................         (572)         (108)           (6)
               Other assets ....................................................       (1,462)          (64)          (12)
               Accrued payroll, payroll taxes and benefits .....................        5,784         4,887         1,535
               Accounts payable ................................................          415           328          (776)
               Income taxes payable ............................................        4,544         5,187         1,023
               Other accrued expenses ..........................................       (1,529)        2,370          (571)
               Other liabilities ...............................................        5,866           626           465
                                                                                     --------      --------      --------
               Net cash provided by operating activities .......................       15,797        16,968         7,011
                                                                                     --------      --------      --------
Cash flows from investing activities
    Purchases of furniture and equipment .......................................      (11,122)       (2,480)       (1,543)
    Acquisitions, net of cash ..................................................      (51,948)       (5,467)         (363)
    Changes in goodwill ........................................................          262
    Changes in other assets ....................................................         (968)         (761)
    Proceeds from sale of joint venture ........................................        4,695
    Purchases of short-term investments ........................................        2,556       (13,165)
                                                                                     --------      --------      --------
               Net cash used in investing activities ...........................      (55,557)      (22,080)       (2,667)
                                                                                     --------      --------      --------
Cash flows from financing activities
    Notes payable - banks, net .................................................       (2,313)
    Long-term debt .............................................................       (1,000)       (1,903)       (2,420)
    Dividends paid (Spargo) ....................................................         (771)         (996)         (827)
    Stock issuance cost ........................................................          (20)
    Stock options exercised ....................................................        3,533         2,573         1,727
    Proceeds from issuance of stock ............................................       83,712
                                                                                                   --------      --------
               Net cash (used in)/provided by financing activities .............         (571)       83,386        (1,520)
                                                                                     --------      --------      --------
              Foreign currency gains/(losses) ..................................          (41)         (315)          160
               Net (decrease)/increase in cash and cash equivalents ............      (40,290)       77,959         2,984
Cash and cash equivalents at beginning of year .................................       92,086        14,127        11,143
                                                                                     --------      --------      --------
Cash and cash equivalents at end of year .......................................     $ 51,796      $ 92,086      $ 14,127
                                                                                     ========      ========      ========

                                         Computer Horizons Corp. and Subsidiaries
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year ended December 31,
                                                                                     ------------------------------------
                                                                                       1998          1997         1996
                                                                                     ---------     --------      --------
                                                                                                 (in thousands)
Supplemental  disclosures  of cash flow  information:
    Cash paid during the year for:
        Interest ...............................................................     $    132      $    249      $    470
        Income taxes ...........................................................       35,111        13,694         8,219

Details of acquisition:
    Fair value of assets .......................................................     $ 70,590      $  5,590
    Liabilities ................................................................       20,177           242
                                                                                     --------      --------
    Cash paid for acquisition ..................................................     $ 50,413      $  5,348
                                                                                     ========      ========


The accompanying notes are an integral part of these statements.

                    Computer Horizons Corp. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Business

        Computer Horizons Corp. is a diversified information technology services company that provides clients with resource augmentation and advanced technology solutions to business problems through applications development, applications outsourcing client/server migration, network design and management, legacy systems maintenance, its solutions to the millennium date-change problem, and emerging technologies, including e-business and internet development.

        Principles of Consolidation

        The consolidated financial statements include the accounts of Computer Horizons Corp. and its wholly-owned subsidiaries (the "Company"). The Company's investment in a joint venture (Note 4) was accounted for under the equity method of accounting. All material intercompany accounts and transactions have been eliminated.

        Revenue Recognition

        The Company recognizes revenues as professional services are performed. On fixed fee engagements, revenue and gross profit adjustments are made to reflect revisions in estimated total costs and contract values. Estimated losses are recorded when identified.

        Recruitment Costs

        Recruitment costs are charged to operations as incurred.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996



NOTE 1 (continued)

        Cash and Cash Equivalents

        Cash and cash equivalents include all highly liquid instruments with a maturity of three months or less at the time of purchase and consist of the following at December 31:

                                                         1998              1997
                                                       -------           -------
                                                       -----(in thousands)------
      Cash                                             $ 7,170           $ 6,901
      Money market funds                                24,689            45,460
      Demand obligations                                17,962            21,924
      Commercial paper                                   1,975            17,801
                                                       -------           -------

                                                       $51,796           $92,086
                                                       =======           =======

        Short-term Investments

        The Company classifies investments with an original maturity of more than three months at the time of purchase as short-term investments. Short-term investments are classified as held to maturity, which approximates fair value. At December 31, 1998, short-term investments maturing within one year consist of commercial paper valued at cost.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996



NOTE 1 (continued)

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

        The Company maintains its cash balances principally in five financial institutions located in the United States, Canada and the United Kingdom. The balances in U.S. banks are insured by the Federal Deposit Insurance Corporation up to $100,000 for each entity at each institution. The balance in the Canadian bank is insured by the Canadian Deposit Insurance Corporation up to $60,000 Canadian (approximately $39,000 US). There is no depository insurance in the United Kingdom. At December 31, 1998, uninsured amounts held at these financial institutions total approximately $11,459,000.

        The Company's customers are generally very large, Fortune 500 companies in many industries and with wide geographic dispersion. The Company's largest customer accounts for approximately 7.5% of billed accounts receivable at December 31, 1998. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

        The Company's largest client accounted for 8.8%, 11.2% and 8.8%, respectively, of the Company's consolidated revenues in 1998, 1997 and 1996. No other client accounted for more than 8.5% in those years.

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

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996



NOTE 1 (continued)

        Goodwill

        Goodwill, the cost in excess of the fair value of net assets acquired, is being amortized by the straight-line method, for periods ranging from twenty to thirty years. Accumulated amortization is $6,301,000 and $4,523,000 at December 31, 1998 and 1997, respectively. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of income generated, to determine that no impairment has occurred.

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

        The Company provides United States income taxes on the earnings of foreign subsidiaries, unless they are considered permanently invested outiside the United States. As of December 31, 1998, there is no cummulative amount of earnings on which Unoited States income taxes have not been provided.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996



NOTE 1 (continued)

        Earnings Per Share

        Basic Earning Per Share is based on the weighted average number of common shares outstanding without consideration of common stock equivalents. Diluted earnings per share is based on the weighted average number of common and common equivalent shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year.

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

        Foreign Currency Translation

        For operations outside the United States that prepare financial statements in currencies other than the United States dollar, results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at end of period exchange rates. Translation adjustments are included as a separate component of shareholders' equity.

        New Accounting Pronouncements

        In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 1999. The impact of adopting SFAS 133 is not expected to be material to the consolidated financial statements or notes to consolidated financial statements.

                     Computer Horizons Corp. and Subsidiary

                        December 31, 1998, 1997 and 1996


NOTE 2 - ACQUISITIONS

        On September 25, 1998, the Company acquired the assets of Enterprise Solutions Group, LLC ("ESG"), a Cincinnati, Ohio-based technology organization that provides training and educational services as well as consulting services for Fortune 500 companies. The acquisition was accounted for as a purchase. The total purchase price was approximately $7,333,000 in cash and common stock. The purchase price may be adjusted based on the actual earnings of the company for the twelve months ended December 31, 1998, up to a maximum purchase price of $11,000,000. The remaining purchase price is to be paid out in three payments starting December 1998 and ending December 2000. Had the acquisition of ESG occurred on January 1, 1998, the effect on revenues and net income would have been immaterial.

        On August 4, 1998, the Company acquired the assets of RPM Consulting ("RPM"), a leading provider of network consulting services, specializing in architecting, designing and upgrading large enterprise networks, based in Maryland, for a combination of cash and common stock totaling approximately $27,700,000, and two earnout payments (not to exceed $2.0 million in total) based on pretax profit margins. The acquisition was accounted for as a purchase. Had the acquisition of RPM occurred on January 1, 1998, the effect on revenues and net income would have been immaterial.

        On July 2, 1998,  the  Company  acquired  the net  assets of  Infomatics
        Search Group ("ISG), a Toronto, Canada based information technology service firm, offering both professional staffing and career placement services. The acquisition was accounted for as a purchase. The total purchase price was approximately $21,600,000 in cash. The purchase agreement includes an earnout clause equal to two times increases in prior period adjusted earnings (as defined in the purchase agreement) to be earned in 1998, 1999, and 2000. Had the acquisition of ISG occurred on January 1, 1998, the effect on revenues and net income would have been immaterial.

        On June 24, 1998, the Company acquired all of the common stock of Spargo Consulting PLC ("Spargo"), an information technology consultancy service provider, organized under the laws of the United Kingdom for 1,887,000 shares of Computer Horizon stock. This transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Spargo. The combination with Spargo was treated as a Qualified Stock Purchase for U.S. Federal Income Tax purposes.

        The reconciliation below details the effect of the pooling noted above on the previously reported revenues, net income and earnings per share of the separate companies for the periods preceding the acquisition:

                                                     Three Months
                                                         Ended                    Year Ended         Year Ended           Year Ended
                                                    March 31, 1998                   1997               1996                 1995
                                                   ---------------------------------------------------------------------------------
Revenues
                 Computer Horizons Corp.                $107,101                   $334,729            $249,152            $213,165
                 Spargo                                    4,410                     15,581              12,259              11,644
                                                   ---------------------------------------------------------------------------------
                 Combined                               $111,511                   $350,310            $261,411            $224,809
                                                   =================================================================================

Net Income
                 Computer Horizons Corp.                  $8,174                    $22,644             $11,864             $10,425
                 Spargo                                      530                      1,890               1,211                 890
                                                   ---------------------------------------------------------------------------------
                 Combined                                 $8,704                    $24,534             $13,075             $11,315
                                                   =================================================================================

Earnings Per Share
Basic
                 Computer Horizons Corp.                   $0.28                      $0.88               $0.48               $0.46
                 Spargo                                     0.00                       0.01                0.02                0.01
                                                   ---------------------------------------------------------------------------------
                 Combined                                  $0.28                      $0.89               $0.50               $0.47
                                                   =================================================================================
Diluted
                 Computer Horizons Corp.                   $0.27                      $0.84               $0.46               $0.44
                 Spargo                                     0.00                       0.01                0.01                0.00
                                                   ---------------------------------------------------------------------------------
                 Combined                                  $0.27                      $0.85               $0.47               $0.44
                                                   =================================================================================

Shares Outstanding
                 Basic                                30,714,000                 27,567,000          26,380,000          24,312,000
                 Diluted                              32,270,000                 28,999,000          27,932,000          25,823,000

        On February 27, 1998, the Company acquired all of the common stock of Princeton Softech, Inc. ("Princeton") in exchange for 954,213 shares of Computer Horizons stock. Princeton specializes in relational databases, data synchronization, intelligent data migration and data management tools, and is based in Princeton, New Jersey. This transaction was accounted for as an immaterial pooling of interests and the results of Princeton have been included since January 1, 1998.

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

        On December 19, 1997, the Company acquired all the common stock of CG Computer Services ("CG") in exchange for 566,666 shares of Computer Horizons stock. CG provides IT provisioning and staffing solutions with offices in San Francisco, Los Angeles, Chicago, and Parsippany, New Jersey. This transaction was accounted for as a pooling of interests.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 2 (continued)
        In June 1994, the Company acquired the net assets of Strategic Outsourcing Services, Inc. ("SOS"), a New Jersey-based provider of data processing services, for approximately $250,000. The acquisition agreement also provides for contingent consideration based on the future performance of SOS, through 1998. The acquisition was accounted for as a purchase. There was no contingent consideration recorded in 1998. In 1997 and 1996, the Company recorded contingent consideration, totaling approximately $119,000 and $137,000, respectively, as additional goodwill, with certain additional amounts payable subject to future performance. These contingent consideration payments were not dependent upon the continued employment of the former shareholder.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 3 - ACCOUNTS RECEIVABLE

        Accounts receivable consist of the following at December 31:

                                                              1998        1997
                                                            --------    --------
                                                            ---(in thousands)---
              Billed                                        $ 83,394    $ 60,274
              Unbilled                                        55,262      23,015
                                                            --------    --------

                                                             138,656      83,289
              Less allowance for doubtful accounts             3,209       1,742
                                                            --------    --------

                                                            $135,447    $ 81,547
                                                            ========    ========

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 4 - GAIN ON SALE OF JOINT VENTURE

        In 1995, the Company entered into a software development and services joint venture with the Birla Group, a large multinational conglomerate located in India. The foreign joint venture, known as Birla Horizons International ("BHI"), was headquartered in New Delhi, India and had operations in India, the United States, the United Kingdom and Canada.

        The Company and the Birla Group each made cash contributions of $500,000 and each received a 50% interest in the joint venture. The Birla Group had also contributed the net assets of its then existing information technology company to the joint venture and the Company provided technological and management support.

        The Company's total investment in BHI was $1,672,000 at December 31, 1997, representing the initial cost plus equity in the undistributed net earnings since formation, and was included in other noncurrent assets. BHI provided consultants to the Company at a total cost of $ 3,437,000, $5,017,000 and $4,216,000 in 1998, 1997 and 1996, respectively.
        Approximately $992,000 was included in accounts payable at December 31, 1998.

        During the fourth quarter of 1998, the Company sold its 50% interest to the Birla Group for a cash payment of $5,750,000. Accordingly, a gain of $4,180,000 was recognized. The impact on net income was $1,975,000 or $.06 per share.


NOTE 5 - LONG-TERM DEBT AND LINES OF CREDIT

        The Company has no long term debt as of December 31, 1998. As of December 31, 1997, long-term debt consisted of the following:


        9.55% senior notes              $1,432
        Notes payable at prime              41
                                        ------
                                         1,473
        Less current maturities          1,473
                                        ------
                                        $  --
                                        ======

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 5 (continued)

        In 1988, the Company issued two senior notes aggregating $10,000,000, bearing interest at 9.55%, payable semiannually. The notes were payable in annual installments of $1,428,000 from April 15, 1992 through 1997 with a final payment of $1,432,000 made in March, 1998.

        At December 31, 1998, the Company has two unused bank lines of credit in the amounts of $15,000,000 and $10,000,000 expiring June 30, 1999 and May 31, 1999, respectively. Under the first line of credit, the Company has two irrevocable standby letters of credit in the amounts of $666,000 and $190,000 expiring December 31, 1999 and September 25, 1999 respectively. At December 31, 1998, there were no outstanding balances on these lines of credit. In addition to the above lines of credit, the Company also has two ancillary lines of credit totaling $204,000 used for various day to day purchases. During 1998, the Company had no borrowings against either line. The Company also has a $1,000,000 Canadian (approximately $650,000 US) overdraft line of credit at its Canadian bank. At December 31, 1998, $140,000 Canadian (approximately $91,000 US) was outstanding on this line of credit.


NOTE 6 - SHAREHOLDERS' EQUITY

        Authorized Shares

        On May 6, 1998, the Company approved an amendment to the Company's Certificate of Incorporation increasing the authorized number of shares of the Company's common stock from 60,000,000 to 100,000,000.

        Stock Splits

        The Board of Directors of the Company declared a three-for-two common stock split in the form of a 50% stock distribution on May 7, 1997, for shareholders of record as of May 22, 1997. The distribution was paid on June 9, 1997.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 6 (continued)

        An amount equal to the $.10 par value of the common shares distributed has been retroactively transferred from additional paid-in capital to common stock. All references in the financial statements with regard to number of shares of common stock, common stock prices and per share amounts have been restated to reflect the above-mentioned stock split.

        Stock Options and SFAS No. 123 Pro Forma Disclosure

        In 1994, the Company adopted a stock option plan which provides for the granting, to officers and key employees, of options for the purchase of a maximum of 7,594,000 shares of common stock and stock appreciation rights (SARs). Options and SARs generally expire five years from the date of grant and become exercisable in specified amounts during the life of the respective options. No SARs have been granted as of December 31, 1998. This plan, which replaces the Company's 1985 Plan, will terminate on June 15, 2004. There were 4,789,000 shares available for option at December 31, 1998.

        In 1998, the Company amended the non-qualified Directors' Stock Option Plan, providing that each new director of the Company who is not an employee of the Company (i) shall immediately receive options to purchase 10,000 shares of its common stock and (ii) shall receive annual grants to purchase 10,000 shares of its common stock. The plan expires on March 4, 2001. There were 484,000 shares available for option at December 31, 1998.

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

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996



NOTE 6 (continued)

                                                   1998                1997                  1996
                                            -----------------     -------------          -------------
Net income              As reported            $43,587,000         $24,534,000            $13,075,000
                        Pro forma               39,516,000          21,623,000             10,746,000

Earnings per share
    Basic               As reported              $1.41                $.89                   $.50
                        Pro forma                $1.28                 .78                    .41

    Diluted             As reported              $1.35                $.85                   $.47
                        Pro forma                $1.23                 .75                    .38

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: expected volatility of 127%, 61% and 97%; risk-free interest rates of 5.27%, 5.47%, and 6.28%; and expected lives of 4.5,
        5.0 and 4.9 years.

        A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:

                                                      1998                                           1997
                                       -------------------------------------          -------------------------------------
                                                                Weighted                                       Weighted
                                                                 average                                        average
                                                                exercise                                       exercise
                                          Shares                  price                   Shares                 price
                                          ------                  -----                   ------                 -----
                                           (000)                                           (000)

Outstanding - January 1                     2,035                 $9.97                    2,200               $  7.03

Granted                                     1,634                 26.39                      333                 23.39
Exercised                                    (512)                 6.88                     (462)                 5.37
Canceled/forfeited                           (747)                35.09                      (36)                13.36
                                         ---------                                       --------

Outstanding - December 31                   2,410                 13.94                    2,035                  9.97
                                           ======                                          =====

Options exercisable - December 31           1,003                 10.84                      833                  7.10
                                           ======                                         ======

Weighted average fair value of
   options granted during the year                                13.03                                          23.30

                                                       1996
                                       -----------------------------------
                                                                 Weighted
                                                                  average
                                                                 exercise
                                           Shares                  price
                                           ------                  -----
                                             (000)

Outstanding - January 1                      2,260               $  3.80

Granted                                        885                 14.65
Exercised                                     (678)                 2.50
Canceled/forfeited                            (267)                17.47
                                            ------

Outstanding - December 31                    2,200                  7.03
                                             =====

Options exercisable - December 31              764                  4.94
                                            ======

Weighted average fair value of
   options granted during the year                                 11.65


                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 6 (continued)

        The following information applies to options outstanding at December 31, 1998:

                                                Options outstanding                                  Options exercisable
                            ------------------------------------------------------------   ----------------------------------
                                                      Weighted
                                Outstanding            average             Weighted            Exercisable           Weighted
                                   as of              remaining             average               as of               average
                               December 31,          contractual           exercise           December 31,           exercise
Range of exercise prices           1998                 life                 price                1998                 price
------------------------    ------------------   ------------------   ------------------   ------------------   ------------
                                  (000's)                                                        (000's)
    $ 0.00 -   $ 9.99                 853               4.2                $  4.48                 529                 $3.98
     10.00 -    19.99                 491               4.9                  13.79                 190                 13.69
     20.00 and over                 1,066               5.2                  21.42                 284                 21.68
                                  -------             ----------           ----------             ----                ------

                                    2,410               4.7             $    13.94                1,003             $  10.84
                                   =======            =======            ==========               ======             =======

        Certain officers have the right to borrow from the Company against the exercise price of options exercised.

        The Company has issued warrants to purchase shares of its common stock to two outside business/ legal consulting firms. There were no warrants issued in 1998. Warrants for 8,625 and 30,000 shares were granted, respectively, in 1997 and 1996. The exercise price is the fair value at the date of grant.

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

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 6 (continued)

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

        Repricing of Stock Options

        On October 16, 1998, the Company's Board of Directors approved the repricing of approximately 732,000 stock options that had been granted to employees earlier in the year. This decision was made in response to competitive pressures and as a means to retain key employees. No compensation expense was recorded as a result of the repricing.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 7 - INCOME TAXES


        The following is a geographical breakdown of the Company's income before taxes:

                                  Year Ended December 31,
                         1998                1997                1996
                       -------             -------             -------
                       --------------- (in thousands)----------------
Domestic               $72,714             $40,169             $19,342
Foreign                  6,779               2,863               2,764
                       -------             -------             -------
  Total                $79,493             $43,032             $22,106
                       =======             =======             =======

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

        The provision for income taxes consists of the following for the years ended December 31:

                                           1998            1997          1996
                                         --------       --------       --------
                                          -----------(in thousands)------------
Current
      Federal                            $ 28,539       $ 13,927       $  6,629
      State                                 8,334          4,558          2,108
      Foreign                               2,772            963            676
                                         --------       --------       --------
              Total current                39,645         19,448          9,413
Deferred
      Federal                              (2,926)          (703)          (341)
      State                                  (794)          (244)           (33)
      Foreign                                 (19)            (3)            (8)
                                         --------       --------       --------
              Total deferred               (3,739)          (950)          (382)

     Total                               $ 35,906       $ 18,498       $  9,031
                                         ========       ========       ========

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 7 (continued)

        Deferred tax assets and liabilities consist of the following at December 31:

                                                                             1998       1997
                                                                           -------    -------
                                                                              (in thousands)
      Deferred tax liabilities
            Depreciation and amortization                                     --         (123)
            Capitalized software development costs                            (290)      --
            Other                                                             (466)      --
                                                                           -------    -------
                      Total deferred tax liabilities                          (756)      (123)
      Deferred tax assets
            Accrued insurance                                              $   293    $   588
      Accrued payroll and benefits                                           1,982      1,413
      Deferred revenue                                                       2,346       --
            Allowance for doubtful accounts                                  1,059        469
            Depreciation and amortization                                      715       --
          Other                                                                696        323
                                                                           -------    -------
                     Deferred tax assets                                   $ 7,091    $ 2,670
                                                                           =======    =======

        A reconciliation of income taxes, as reflected in the accompanying statements, with the statutory Federal income tax rate of 35% for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                   1998       1997        1996
                                                 --------   --------    --------
                                                 ---------(in thousands)--------
Statutory Federal income taxes                   $ 27,822   $ 15,061    $  7,737
State and local income taxes, net of
         Federal tax benefit                        4,901      2,804       1,349
Foreign taxes provided at rates other than
         the U.S. statutory rate                      122        (37)         10
Amortization of goodwill                              203        203         201
Equity in net earnings of joint venture               343                   (310)
Merger-related expenses                             1,673
Other, net                                            842        467          44
                                                 --------   --------    --------
                                                 $ 35,906   $ 18,498    $  9,031
                                                 ========   ========    ========

        Certain foreign subsidiaries of the Company have net operating loss carryforwards at December 31,1998, totaling approximately $850,000, 264,000 expires in 2005 and the remainder has no expiration.

        During 1998, the Company completed a business combination which, for financial statement purposes, has been accounted for as a pooling-of-interests. For income tax purposes the Company believes the transaction qualifies as a taxable purchase that gives rise to future tax deductions. Since the tax structure of the transaction is subject to determination by the tax authorities, the Company has not recorded any potential tax impact in its financial statements. When resolved, the Company will record a deferred tax asset net of an appropriate valuation allowance. The net benefit will be reflected as an increase in additional paid-in-capital. Any adjustments to the valuation allowance will be charged or credited to income.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 8 - EARNINGS PER SHARE DISCLOSURES

                                                            For the year ended
                                                    ---------------------------------
                                                                                Per
                                                      Income      Shares       share
                                                   (numerator) (denominator)   amount
                                                   -----------  ------------   ------
                                                   (in 000's, except per share data)
December 31, 1998
      Net income                                   $   43,587
                                                   ==========
      Basic earnings per share
         Income available to common stockholders   $   43,587   30,925,000   $   1.41
                                                                             ========

      Effect of diluted securities
         Options                                                1,305,000
                                                                ---------
      Diluted earnings per share
         Income available to common stock-
             holders plus assumed conversions      $   43,587   32,230,000   $   1.35
                                                   ==========   ==========   ========

December 31, 1997
      Net income                                   $   24,534
                                                   ==========

      Basic earnings per share
         Income available to common stockholders   $   24,534   27,567,000   $   0.89
                                                                             ========
      Effect of diluted securities
         Options                                                 1,432,000
                                                                 ---------

      Diluted earnings per share
         Income available to common stock-
             holders plus assumed conversions      $   24,534   28,999,000   $   0.85
                                                   ==========   ==========   ========

December 31, 1996
      Net income                                   $   13,075
                                                   ==========
      Basic earnings per share
         Income available to common stockholders   $   13,075   26,380,000   $   0.50
                                                                             ========
      Effect of diluted securities
         Options                                                1,552,000
                                                                ---------

      Diluted earnings per share
         Income available to common stock-
             holders plus assumed conversions      $   13,075   27,932,000   $   0.47
                                                   ==========   ==========   ========

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 8 (continued)

        Options to purchase 8,713 shares of common stock, ranging from $25.67 to $35.58, per share were outstanding during 1998 and 1997, but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of common shares. The options which expire between December 31, 2001 and January 1, 2007 were still outstanding at December 31, 1998. All options to purchase shares of common stock were included in the computation of diluted earnings per share in 1996.

NOTE 9 - SEGMENT INFORMATION

        In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 was effective for financial statements for fiscal years beginning after December 15, 1997. Financial statement disclosures for all prior periods have been restated.

        The Company has identified three segments: Staffing, Solutions and Products. There are no intersegment sales. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance and allocates resources based on operating income. Operating income consists of income before income taxes, excluding net interest income and amortization of intangibles, amounting to 439,000, 822,000 and (690,000) in 1998, 1997 and 1996, respectively. Long-term assets is made up of goodwill and property, plant and equipment. Corporate services, consisting of general and administrative services are provided to the segments from a centralized location. Such costs are allocated to the segments based on either revenue or headcount. In addition, substantially all of the sales and recruiting workforce is contained in the staffing segment. These costs are allocated to the solutions segment based generally on forecasted revenues.

                                                            (In Thousands)
BY LINE OF BUSINESS                                    1998      1997      1996
                                                     -------   -------   -------
REVENUE
     Staffing ....................................   266,637   224,451   185,575
     Solutions ...................................   225,528   125,859    75,836
     Products ....................................    22,756
     Corporate and other
                                                     -------   -------   -------
          Total Revenue ..........................   514,921   350,310   261,411
                                                     =======   =======   =======

OPERATING INCOME
     Staffing ....................................    36,065    24,069    20,229
     Solutions ...................................    32,445    18,128     1,709
     Products ....................................     6,454
     Corporate and other .........................     4,090        13       885
                                                     -------   -------   -------
          Total Operating Income .................    79,054    42,210    22,823
                                                     =======   =======   =======

ASSETS
     Staffing ....................................   114,523    68,373    53,577
     Solutions ...................................    78,936    30,264    18,207
     Products ....................................    15,454
     Corporate and other .........................    87,139   118,988    24,826
                                                     -------   -------   -------
          Total Assets ...........................   296,052   217,625    96,610
                                                     =======   =======   =======

DEPRECIATION EXPENSE
     Staffing ....................................       651       668       495
     Solutions ...................................       561       417       276
     Products ....................................       279
     Corporate and other .........................     1,727       772       596
                                                     -------   -------   -------
          Total Depreciation .....................     3,218     1,857     1,367
                                                     =======   =======   =======

                                                            (In Thousands)
BY LINE OF BUSINESS                                    1998      1997      1996
                                                     -------   -------   -------
BY GEOGRAPHIC AREA
REVENUE
     United States ...............................   476,252   334,334   249,152
     United Kingdom ..............................    23,651    15,581    12,259
     Canada ......................................    15,018       395
                                                     -------   -------   -------
          Total Revenue ..........................   514,921   350,310   261,411
                                                     =======   =======   =======

LONG-TERM ASSETS
     United States ...............................    61,815    22,395    17,618
     United Kingdom ..............................       334       323       339
     Canada ......................................    19,494        72
                                                     -------   -------   -------
          Total Long-Term Assets .................    81,643    22,790    17,957
                                                     =======   =======   =======



NOTE 10 - SAVINGS PLAN AND OTHER RETIREMENT PLANS

        The Company maintains a defined contribution savings plan covering eligible employees. The Company makes contributions up to a specific percentage of participants' contributions. The Company contributed approximately $704,000, $469,000 and $345,000 in 1998, 1997 and 1996,
        respectively.

        In 1995, the Company instituted a Supplemental Executive Retirement Plan whereby key executives are entitled to receive lump-sum payments (or, if they elect, a ten-year payout) upon reaching the age of 65 and being in the employ of the Company. The maximum commitment if all plan members remain in the employ of the Company until age 65 is approximately $11.0 million. Benefits accrue and vest based on a formula which includes total years with the Company and total years possible until age 65. The plan is nonqualified and not formally funded. Life insurance policies on the members are purchased to assist in funding the cost. The deferred compensation expense is charged to operations during the remaining service lives of the members and amounted to approximately $285,000, $183,000 and $97,000 in 1998, 1997 and 1996, respectively.

        In addition, the Company adopted a Deferred Compensation Plan for Key Executives that permits the individuals to defer a portion of their annual salary or bonus for a period of at least five years. There is no effect on the Company's operating results since any amounts deferred would have previously been expensed. Amounts deferred as of December 31, 1998 have been included in other noncurrent liabilities.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996


NOTE 11 - COMMITMENTS

        Leases

        The Company leases office space under long-term operating leases expiring through 2006. As of December 31, 1998, approximate minimum rental commitments were as follows:

        Year ending                   (in thousands)
              1999                         $ 5,526
              2000                           3,287
              2001                           2,656
              2002                           2,249
              2003                           1,453
              Thereafter                     1,255
                                         ---------
                                          $ 16,426
                                          ========

        Office rentals are subject to escalations based on increases in real estate taxes and operating expenses. Aggregate rent expense for operating leases approximated $5,136,000, $3,721,000 and $2,899,000, in the years ended December 31, 1998, 1997 and 1996, respectively.

        Other

        In 1994, the Vice Chairman and Executive Vice President of the Company announced his resignation effective February 15, 1995. The Company recorded approximately $400,000 of deferred compensation in 1994 which is being paid beginning February 1998 through 2005. The Company also agreed to retain this former officer as a consultant for a three-year period for approximately $75,000 each year and entered into a noncompetition agreement for that period.


        NOTE 12 - SUBSEQUENT EVENTS

        On February 11, 1999, the Company's Board of Directors adopted a resolution allowing for the repurchase of up to 10 percent of the Company's outstanding common shares. The Company may, from time to time, purchase shares through periodic open market transactions or through privately negotiated transactions.

        Also on February 11, 1999, the Board of Directors approved the creation of an employee stock purchase plan. The plan, which qualifies under section 423 of the Internal Revenue Service code, allows employees to purchase shares of the Company's common stock through periodic payroll deductions.

                    Computer Horizons Corp. and Subsidiaries

                        December 31, 1998, 1997 and 1996

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

        For the years ended December 31, 1998 and 1997, selected quarterly financial data is as follows:

                                                                                          Quarters
                                                               ---------------------------------------------------------------
                                                                  First          Second               Third             Fourth
                                                                          (in thousands, except per share data)
1998
      Revenues                                                  $111,512          $123,735         $ 136,633          $ 143,041
      Direct costs                                                70,748            79,619            86,587             89,841
      Selling, general and administrative                         24,439            26,244            29,127             33,225
      Merger-related expenses                                      1,328             2,209               735
      Income from operations                                      14,997            15,663            20,184             19,975
      Interest income - net                                        1,333             1,526               951                774
      Equity in net earnings of joint
           venture                                                   (90)
      Gain on sale of joint venture                                                                                       4,180
      Income before income taxes                                  16,240            17,189            21,135             24,929
      Income taxes                                                 7,603             7,653             9,316             11,334
      Net income                                                   8,637             9,536            11,819             13,595

      Earnings per share:
         Basic                                                     $0.28             $0.31             $0.38              $0.44
         Diluted                                                   $0.27             $0.30             $0.37              $0.42


1997
      Revenues                                                   $77,205           $83,645           $89,861            $99,599
      Direct costs                                                52,485            56,102            59,698             65,289
      Selling, general and administrative                         17,106            18,320            18,687             20,052
      Merger-related costs                                                                                                  976
      Income from operations                                       7,614             9,223            11,476             13,282
      Interest income - net                                           57                31               114              1,222
      Equity in net earnings of joint
           venture                                                   150                63               (75)              (125)
      Income before income taxes                                   7,821             9,317            11,515             14,379
      Income taxes                                                 3,371             3,927             4,898              6,303
      Net income                                                   4,450             5,390             6,617              8,076

      Earnings per share:
         Basic                                                    $0.17             $0.20             $0.25              $0.27
         Diluted                                                   0.16              0.19              0.23               0.26

                    Computer Horizons Corp. and Subsidiaries

                         MARKET AND DIVIDEND INFORMATION

                     Years ended December 31, 1998 and 1997


The Company's common stock is quoted on the Nasdaq National Market, under the symbol CHRZ. The range of high and low closing stock prices, as reported by the Nasdaq National Market, for each of the quarters for the years ended December 31, 1998 and 1997, retroactively adjusted to reflect the three-for-two common stock split declared by the Board of Directors in May 1997, is as follows:

                                           1998                                   1997
                             -------------------------------          -------------------------------
                                High                 Low                 High                Low
                                ----                 ---                 ----                ---
     Quarter
           First              $ 52.19             $ 39.50               $25.42             $16.83
           Second               51.75               30.38                38.88              19.67
           Third                43.75               23.38                44.13              32.13
           Fourth               28.63               18.13                45.50              27.00

        The Company plans to reinvest its earnings in future growth opportunities and, therefore, does not anticipate paying cash dividends in the near future and has not paid any to date except for payments made to Spargo shareholders prior to the combination with Computer Horizons. As of December 31, 1998, there were approximately 1,250 holders of record of common stock.